Form 10-K, Exhibit 13
period 2005-12-31
PAVILION BANCORP INC
filed 2006-03-20
CIK 1112477

Exhibit 13

Rule 14a-3 Annual Report to Security Holders

2005

Annual Report

This is Pavilion Bancorp, Inc.‘s (the “Company”) 2005 Annual Report to shareholders, which contains the Company’s audited consolidated financial statements and a detailed financial review. Although attached to the Company’s proxy statement, this report is not part of the Company’s proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the “SEC”) except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 2005 Summary Annual Report to Shareholders accompanies the proxy statement and the 2005 Annual Report to Shareholders. This report presents information concerning the business and financial results of the Company in a format and level of detail that the Company believes shareholders will find useful and informative.

Shareholders who would like to receive additional information than that contained in this 2005 Annual Report are invited to request the Company’s Annual Report on Form 10-K. Pavilion Bancorp, Inc.‘s Form 10-K Annual Report to the Securities and Exchange Commission will be provided to any shareholder without charge upon written request. Requests should be addressed to Pavilion Bancorp, Inc., Attention: Pamela S. Fisher, 135 East Maumee Street, Adrian, Michigan 49221. You may also access our Annual Report on Form 10-K from the Company’s website: www.pavilionbancorp.com.

2005 ANNUAL REPORT

CONTENTS

SELECTED FINANCIAL DATA	3

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2005 and 2004 and for twelve months ended December 31, 2005, 2004 and 2003

- REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

- CONSOLIDATED BALANCE SHEETS	6

- CONSOLIDATED STATEMENTS OF INCOME	7

- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	8

- CONSOLIDATED STATEMENTS OF CASH FLOWS	9

- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	10

SELECTED QUARTERLY FINANCIAL DATA	31

- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	34

- DISCLOSURE CONTROLS AND PROCEDURES	55

SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2005	2004	2003	2002	2001
At Year-End:
Total assets	$287,881	$259,322	$323,382	$287,286	$279,180
Loans receivable	$237,598	$207,159	$209,467	$184,837	$184,362
Deposits	$210,748	$199,992	$202,366	$189,046	$203,191
Shareholders' equity	$26,384	$31,857	$26,524	$25,069	$23,563
For the Year:
Total interest income	$16,130	$14,885	$15,039	$16,201	$18,893
Total interest expense	4,449	2,795	3,252	4,777	7,059

Net interest income	11,681	12,090	11,787	11,424	11,834
Provision for loan losses	342	693	595	667	216
Noninterest income	3,277	3,566	5,840	5,625	3,942
Noninterest expense	12,075	11,809	12,110	11,384	9,982

Income before income taxes	2,541	3,154	4,922	4,998	5,578
Provision for income tax	603	1,001	1,563	1,590	1,752

Net income from continuing operations	1,938	2,153	3,359	3,408	3,826

Discontinued Operation
Income (loss) from operation of discontinued component	-	724	(173)	(816)	(1,183)
Gain on sale of discontinued component	-	6,990	-	-	-
Provision (benefit) for income tax	-	2,735	(49)	(263)	(400)

Income (loss) from discontinued operation	-	4,979	(124)	(553)	(783)
Net income	$1,938	$7,132	$3,235	$2,855	$3,043

Financial Ratios:
From continuing operations
Return on average shareholders' equity	6.66%	7.38%	13.02%	14.02%	17.42%
Return on average assets	0.71%	0.74%	1.10%	1.20%	1.42%

From combined operations
Return on average shareholders' equity	6.66%	24.43%	12.54%	11.74%	13.86%
Return on average assets	0.71%	2.45%	1.06%	1.01%	1.13%

Per Share Data:
Cash dividends declared per share	$0.96	$1.22	$1.09	$0.82	$0.76
Dividend payout ratio	38.0%	14.5%	28.7%	21.3%	16.8%
Shareholders' equity per share	$35.88	$37.38	$31.37	$30.16	$27.77
Average equity to average assets	10.64%	10.02%	8.45%	8.59%	8.15%

Earnings per share from continuing operations
Basic	$2.47	$2.54	$3.92	$3.85	$4.50
Diluted	$2.45	$2.52	$3.89	$3.83	$4.45

Earnings per share from discontinued operation
Basic	$-	$5.88	$(0.14)	$(0.63)	$(0.92)
Diluted	$-	$5.82	$(0.14)	$(0.62)	$(0.91)

Net earnings per share
Basic	$2.47	$8.42	$3.78	$3.23	$3.58
Diluted	$2.45	$8.34	$3.75	$3.21	$3.54

All per share data has been adjusted to reflect stock splits and stock dividends, including a 5% stock dividend declared on December 19, 2003 and issued January 30, 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Pavilion Bancorp, Inc.
Adrian, Michigan

We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows of Pavilion Bancorp, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, Pavilion Bancorp, Inc.'s results of operations and cash flows for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
January 13, 2004

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Pavilion Bancorp, Inc.

We have audited the accompanying balance sheets of Pavilion Bancorp, Inc. as of December 31, 2005 and 2004, and the related statements of income, shareholders’equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Pavilion Bancorp, Inc. for the year ended December 31, 2003, before the restatement described in Note 15, were audited by other auditors whose report dated January 13, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2005 and 2004 financial statements referred to above present fairly, in all material respects, the financial position of Pavilion Bancorp, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 15 that were applied to restate the 2003 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

/s/ Plante & Moran, PLLC Plante & Moran, PLLC

Auburn Hills, Michigan

March 1, 2006

PAVILION BANCORP, INC.
CONSOLIDATED BALANCE SHEETS

(000's omitted)	December 31,
	2005	2004
ASSETS
Cash and cash equivalents	$ 11,308	$ 11,700

Total cash and cash equivalents	11,308	11,700
Securities available for sale (Note 2)	25,407	27,886
Federal Home Loan Bank, Freddie Mac, FNMA stock	2,795	2,738
Federal Reserve Bank stock	630	360
Loans held for sale	927	322
Loans (Note 3)	237,598	207,159
Less: allowance for loan and lease losses (Note 4)	(2,683)	(2,495)

Net loans	234,915	204,664
Premises and equipment - net (Note 6)	6,135	5,727
Accrued interest receivable	1,651	1,429
Mortgage servicing rights (Note 5)	2,898	2,827
Other assets	1,215	1,669

Total assets	$ 287,881	$ 259,322

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Noninterest bearing	$ 45,353	$ 44,207
Interest-bearing (Note 7)	165,395	155,785

Total deposits	210,748	199,992
Federal funds purchased (Note 8)	9,000	1,450
Repurchase agreements (Note 8)	13,663	2,482
Federal Home Loan Bank advances (Note 8)	16,901	8,586
Accrued interest payable	667	233
Other liabilities	2,529	5,178
Subordinated debentures (Note 9)	5,000	5,000
Common stock in ESOP subject to repurchase obligation
(Note 11)	2,989	4,544

Total liabilities	261,497	227,465
SHAREHOLDERS' EQUITY (Notes 16 and 17)
Common stock and paid-in capital, no par value:
3,000,000 shares authorized; shares issued
and outstanding: 735,379-2005; 852,140-2004	10,724	10,190
Retained earnings	15,963	21,713
Accumulated other comprehensive loss	(303)	(46)

Total shareholders' equity	26,384	31,857

Total liabilities and shareholders' equity	$ 287,881	$ 259,322

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004, 2003

(000's omitted, except per share data)	2005	2004	2003
Interest and dividend income
Loans receivable, including fees	$14,951	$13,914	$ 14,029
Debt securities:
Taxable	780	664	584
Tax-exempt	135	120	146
Federal funds sold	118	47	48
Dividend income	146	140	232

Total interest and dividend income	16,130	14,885	15,039
Interest expense
Deposits	3,334	2,144	2,662
Subordinated debentures	359	285	249
Other borrowed funds	756	366	341

Total interest expense	4,449	2,795	3,252

Net interest income	11,681	12,090	11,787
Provision for loan losses (Note 4)	342	693	595

Net interest income after provision for loan losses	11,339	11,397	11,192
Noninterest income
Service charges and fees	1,318	1,431	1,366
Net gain on sale of loans	1,390	1,516	5,649
Loan servicing fees, net of amortization (Note 5)	287	500	(1,566)
Other	282	119	391

Total noninterest income	3,277	3,566	5,840
Noninterest expense
Compensation and employee benefits (Note 11)	7,194	7,209	7,589
Occupancy and equipment	1,449	1,417	1,393
Postage and delivery	300	305	312
Professional services	673	301	352
Outside services	1,017	1,012	1,070
Marketing and advertising	293	356	172
Loan and collection	343	322	457
Director and shareholders	178	132	130
Other	628	755	635

Total noninterest expense	12,075	11,809	12,110

Income from continuing operations before income taxes	2,541	3,154	4,922
Income taxes from continuing operations (Note 10)	603	1,001	1,563

Income from continuing operations	1,938	2,153	3,359

Discontinued operation:
Income (loss) from discontinued operation,
net of income taxes of $0, $162, and ($49)	-	562	(124)
Gain on sale of discontinued component, net of
income tax expense of $0, $2,573, and $0	-	4,417	-

Income (loss) from discontinued operation	-	4,979	(124)

Net income	$ 1,938	$ 7,132	$ 3,235

	2005	2004	2003
Earnings per share from continuing operations
Basic	$ 2.47	$ 2.54	$ 3.92
Diluted	$ 2.45	$ 2.52	$ 3.89
Earnings per share from discontinued operation
Basic	$ -	$ 5.88	$ (0.14)
Diluted	$ -	$ 5.82	$ (0.14)
Net earnings per share
Basic	$ 2.47	$ 8.42	$ 3.78
Diluted	$ 2.45	$ 8.34	$ 3.75

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004, and 2003

(000's omitted)	Common Stock Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance January 1, 2003	$9,711	$15,254	$104	$25,069
Comprehensive income:
Net income	-	3,235	-	3,235
Net change in minimum pension liability	-	-	399
Unrealized gains (losses) on securities	-	-	(199)
Tax effect	-	-	(71)

Total other comprehensive income	-	-	129	129

Total comprehensive income	-	-		3,364

Change in common stock subject to repurchase	301	-	-	301

Retirement of stock - 28,238 shares	(1,384)	-	-	(1,384)

Stock option expense	43	-	-	43

Stock options exercised	60	-	-	60

Cash dividends - $1.09 per share	-	(929)	-	(929)

Payment of 5% stock dividend	1,944	(1,944)	-	-

Balance December 31, 2003	10,675	15,616	233	26,524
Comprehensive income:
Net income	-	7,132	-	7,132
Unrealized gains (losses) on securities	-	-	(423)
Tax effect	-	-	144

Total other comprehensive income	-	-	(279)	(279)

Total comprehensive income	-	-		6,853

Change in common stock subject to repurchase	(745)	-	-	(745)

Retirement of stock	(1)	-	-	(1)
Stock option expense	43	-	-	43
Stock options exercised	218	-	-	218
Cash dividends - $1.22 per share	-	(1,035)	-	(1,035)

Balance December 31, 2004	10,190	21,713	(46)	31,857
Comprehensive income:
Net income	-	1,938	-	1,938
Unrealized gains (losses) on securities	-	-	(389)
Tax effect	-	-	132

Total other comprehensive income	-	-	(257)	(257)

Total comprehensive income	-	-		1,681

Change in common stock subject to repurchase	1,555	-	-	1,555

Stock repurchase and retirement	(1,566)	(6,952)	-	(8,518)

Stock option expense	16	-	-	16
Stock options exercised	529	-	-	529
Cash dividends - $0.96 per share	-	(736)	-	(736)

Balance December 31, 2005	$10,724	$15,963	$(303)	$26,384

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

(000's omitted)	2005	2004	2003
Cash flows from operating activities
Net income	$ 1,938	$ 7,132	$ 3,235
Adjustments to reconcile net income to
net cash from operating activities
Depreciation	688	579	570
Stock option expense	16	43	43
Provision for loan losses	342	693	595
Gain on sale of discontinued operation	-	(6,990)	-
Deferred income tax (benefit) provision	(161)	483	9
Amortization (accretion) on investment securities
available for sale	34	188	292
Net loss on disposal of assets	89	-	-
Amortization of mortgage servicing rights	663	444	2,401
Origination of mortgage loans held for sale	(60,122)	(85,788)	(276,648)
Proceeds from sales of mortgage loans held for sale	60,173	86,884	281,084
Net gains on sale of mortgage loans	(1,390)	(1,207)	(5,822)
Net change in:
Deferred loan origination fees	(17)	-	(10)
Accrued interest receivable	(222)	2	181
Other assets	159	394	2,115
Accrued interest payable	434	(61)	(65)
Other liabilities	(2,118)	(6,860)	953

Net cash provided by (used in) operating activities	506	(4,064)	8,933
Cash flows from investing activities
Proceeds from:
Maturities, calls and principal payments on
securities available for sale	5,233	8,349	16,903
Federal Reserve Bank Stock	-	21	-
Proceeds from sale of discontinued operation	-	15,101	-
Purchases of:
Securities available for sale	(3,165)	(16,410)	(12,614)
Federal Home Loan Bank stock	(57)	(137)	(97)
Federal Reserve Bank stock	(270)	-	(29)
Premises and equipment, net	(1,185)	(896)	(672)
Net change in discontinued operation	-	-	3,323
Net (increase) decrease in loans	(30,348)	1,726	(40,117)
Recoveries on loans charged-off	67	82	119

Net cash (used in) provided by investing activities	(29,725)	7,836	(33,184)
Cash flows from financing activities
Net change in deposits	10,756	(2,374)	22,232
Net change in short term borrowings	18,731	682	3,909
Proceeds from FHLB advances	16,800	2,000	2,500
Repayment of FHLB advances	(8,485)	(635)	(407)
Repurchase of common stock	(8,518)	-	(1,384)
Stock options exercised	529	218	60
Dividends paid	(986)	(1,035)	(929)

Net cash provided by (used in) financing activities	28,827	(1,144)	25,981

Net change in cash and cash equivalents	(392)	2,628	1,730
Cash and cash equivalents at beginning of year	11,700	9,072	7,342

Cash and cash equivalents at end of year	$ 11,308	$ 11,700	$ 9,072

Supplemental schedule of noncash activities
Transfer from:
Loans to foreclosed real estate	$ 295	$ 914	$ 491
Cash paid for:
Interest	$ 4,015	$ 3,894	$ 4,662
Income taxes	$ 2,615	$ 805	$ 1,395

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Pavilion Bancorp, Inc. (the “Company”) and its wholly-owned subsidiary, Bank of Lenawee (the “Bank”), conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following describes the significant accounting and reporting policies which are employed in the preparation of the consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, the Bank and the Bank’s wholly-owned subsidiaries, Pavilion Mortgage Company and Pavilion Financial Services, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operation: On July 16, 2004 Pavilion Bancorp, Inc. announced that it had signed a definitive agreement to sell the Bank of Washtenaw for $15,101,000 in cash. The sale was completed on October 29, 2004. In accordance with Financial Accounting Standard 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the financial position and results of operations of the Bank of Washtenaw are removed from the detail line items in the Company’s consolidated financial statements and presented separately as “discontinued operation.” Please refer to Note 15 to the Company’s Consolidated Financial Statements for additional information.

Nature of Operations and Industry Segments: The Company is a one-bank holding Company which conducts limited business activities. The Bank performs the majority of business activities.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. The Bank maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking accounts, savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Pavilion Mortgage Company originates personal mortgage loans, and the majority of the mortgage loans originated are sold on the secondary market. Pavilion Financial Services, Inc. owns an interest in a title insurance agency. While the Company monitors the revenue stream of various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated into one operating segment. The principal markets for the Bank’s financial services are the communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through its offices located in Lenawee and Hillsdale Counties in Michigan.

Use of Estimates: The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, foreclosed assets, impaired loans, deferred tax assets, mortgage servicing rights and fair value of securities and other financial instruments.

Cash and Cash Equivalents: For the purpose of the consolidated statement of cash flow cash and cash equivalents include cash on hand, demand deposits with other financial institutions, federal funds sold and commercial paper, all of which mature within 90 days.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities: Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. There were no such investments at December 31, 2005 and 2004. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities held to maturity and securities available for sale below their cost that are deemed to be other than temporary (if any) are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been impacted, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock: Federal Home Loan Bank stock (“FHLB stock”) and Federal Reserve Bank stock (‘FRB stock”) are considered restricted investment securities and are carried at cost. Purchases and sales of FHLB stock are made directly with the FHLB at par value. Purchases and sales of FRB stock are made directly with the Federal Reserve at par value.

Mortgage Banking Activities: The Company routinely sells to investors its originated long-term residential fixed rate mortgage loans. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the adjusted carrying value of the related mortgage loans sold.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans: The Company grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan and lease losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Accrual of interest on loans is generally discontinued at the time a loan becomes 90 days delinquent in its payments, unless the credit is well-secured and in the process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Uncollected accrued interest attributable to the current fiscal year on loans that are placed on nonaccrual or charged-off is reversed against interest income. Uncollected accrued interest attributable to prior fiscal year(s) is reversed against the allowance for loan and lease losses. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses (the “allowance”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management determines the uncollectibility of a loan balance. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan and lease losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

historical experience, industry experience, regulatory guidance, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific components relate to certain loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that the carrying value of that loan. The general component covers classified and non-classified loans and is based on industry experience, regulatory guidance, and historical loss experience, adjusted for certain qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower including length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral, if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Loan Servicing: Servicing assets are recognized as separate assets when rights are acquired through the sale of originated residential mortgage loans. Capitalized servicing rights are reported in other assets and are amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or on a valuation model that calculates the present value of estimated future net servicing income using market based assumptions. Temporary impairment is recognized through a valuation allowance for an individual stratum to the extent that fair value is less than the capitalized amount for the stratum. If it is later determined that all or a portion of the temporary impairment no longer exists, the valuation allowance is reduced through a recovery of income. An other than temporary impairment results in a permanent reduction to the carrying value of the servicing asset.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreclosed Assets: Assets acquired through, or in lieu of, foreclosure are held-for-sale and are initially recorded at fair value (less cost to sell) at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned amounts to $549,000 and $715,000 at December 31, 2005 and 2004 and are included in other assets.

Repurchase Agreements: Repurchase agreement liabilities represent amounts advanced by two third party financial institutions as well as various Bank customers. Repurchase agreements are collateralized with securities owned by the Bank of Lenawee. Securities pledged as collateral for repurchase agreements are held in safekeeping at independent correspondent banks. Repurchase agreements are not covered by federal deposit insurance.

Benefit Plans: A defined benefit pension plan covers substantially all employees, with benefits based on years of service and compensation prior to retirement. The Company also maintains a profit-sharing and 401(k) plan. The profit-sharing and 401(k) plan expense and the amount contributed are determined by the Board of Directors. Employee benefits are discussed further in Note 11.

Stock-Based Compensation: Stock-based compensation expense is determined under the intrinsic value method, net of related tax effects. No stock-based compensation cost is reflected in net income unless options granted have an exercise price that is less than the market price of the underlying common stock at date of grant. During 2001 stock options were granted with exercise prices that were less than the fair market value of the underlying common stock as of the grant date; therefore, the Company is recording compensation expense for the difference between the strike price and fair market value of the underlying common stock as of the respective grant dates for the 2001 and earlier stock option grants. Accordingly compensation expense for these stock options has been recorded during 2005, 2004 and 2003 based on the vesting schedules of the related stock options. Compensation expense for stock options was $16,000, $43,000 and $43,000 during 2005, 2004 and 2003, respectively.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provision of FASB Statement No. 123, Accounting for Stock-Based Compensation (000’s omitted):

	2005	2004	2003
Net income as reported	$ 1,938	$ 7,132	$ 3,235
Less: Stock-based compensation expense
Determined under fair value based method	(63)	(37)	(63)

Pro forma net income	$ 1,875	$ 7,095	$ 3,172

Basic earnings per share - As Reported	$ 2.47	$ 8.42	$ 3.78
Basic earnings per share - Pro forma	$ 2.38	$ 8.34	$ 3.70
Diluted earnings per share - As Reported	$ 2.45	$ 8.34	$ 3.75
Diluted earnings per share - Pro forma	$ 2.37	$ 8.30	$ 3.67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2005		2004		2003
Risk-free interest rate	4.00%		3.75%		3.58%
Expected option life	8 yea	rs	8 yea	rs	8 yea	rs
Expected dividend yield	2.14%		1.73%		1.96%
Expected stock price volatility	25.07%		19.86%		22.74%

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expenses: Advertising expenses are expensed as incurred.

Income Taxes: Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings per Common Share: Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Earnings per common share have been computed based on the following (000’s omitted):

	2005	2004	2003
Net income	$ 1,938	$ 7,132	$ 3,235

Average number of common shares outstanding
used to calculate basic earnings per share	785,117	846,221	856,361
Effect of dilutive options	4,762	8,682	6,895

Average number of common shares outstanding
used to calculate diluted earnings per
common share	789,879	854,903	863,256

Number of antidilutive stock options
excluded from the diluted earnings per share
computation	5,250	-	7,140

Other Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

Stock Dividend: On December 19, 2003, the Company declared a 5% stock dividend payable on January 30, 2004 to shareholders as of January 16, 2004. All per share data has been restated to reflect the stock dividend.

Financial Instruments with Off-Balance Sheet Risk: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customers’ needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance-sheet financial instruments

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Reclassifications: Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.

Recent Accounting Pronouncements:

SFAS No. 123 (revised 2004): In December 2004, the Financial Accounting Standards Board, also known as the FASB, issued a revision to SFAS 123 “Share-Based Payment,” also known as SFAS123R, that amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R, together with guidance included in Staff Accounting Bulletin No. 107 issued by the SEC on March 29, 2005, also known as SAB 107, eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires such transactions be accounted for using a fair-value-based method. SFAS 123R applies to awards that are granted, modified, or settled in periods beginning after its applicable effective date. SFAS 123R allows for three alternative transition methods. The Company currently intends to adopt SFAS 123R and SAB 107 in the first quarter of 2006. The adoption of SFAS 123R will cause the Company to record a non-cash accounting charge as an expense each quarter in an amount approximating the fair value of such share-based compensation meeting the criteria outlined in the provisions of SFAS123R. We will adopt SFAS 123R using the modified prospective method with no restatement and will record stock compensation expense of approximately $40,000, net of tax, between the first quarter of 2006 through the first quarter of 2010 for stock awards outstanding as of December 31, 2005. Any additional impact that the adoption of this statement will have on our financial position and results of operations will be determined by share-based payments granted in future periods and the assumptions on which the value of those share-based payments is based.

SFAS No. 154: In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB 20 cumulative effect accounting with retroactive restatement of comparative financial statements. It applies to all voluntary changes in accounting principle and defines “retrospective application” to differentiate it from restatements due to incorrect accounting. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and will become effective for the Company beginning in 2006. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

NOTE 2 — SECURITIES

The amortized cost and estimated fair market value of available-for-sale securities are as follows at December 31, 2005 and 2004 (000’s omitted):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2005
U.S. Treasury & government agencies	$ 20,164	$ -	$ 441	$19,723
Obligations of states & political subdivisions	4,350	31	32	4,349
Mortgage-backed securities	1,353	5	23	1,335

Total available for sale securities	$ 25,867	$ 36	$ 496	$ 25,407

2004
U.S. Treasury & government agencies	$ 20,161	$ -	$ 178	$19,983
Obligations of states & political subdivisions	5,815	89	10	5,894
Mortgage-backed securities	1,980	33	4	2,009

Total available for sale securities	$ 27,956	$ 122	$ 192	$ 27,886

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 2 — SECURITIES (continued)

Contractual maturities of securities at December 31, 2005 are as follows. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately (000’s omitted):

	Available-for-Sale
	Amortized Cost	Market Value
Due in one year or less	$ 7,997	$ 7,895
Due from one to five years	15,062	14,704
Due from five to ten years	555	576
Due after ten years	900	897

Total debt securities	24,514	24,072
Mortgage-backed securities	1,353	1,335

Total	$25,867	$25,407

Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position are as follows (000’s omitted):

At December 31, 2005	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities:
U.S. treasury & government agencies	$ -	$ -	$441	$19,723
Obligations of states & political
subdivisions	10	1,676	22	1,230
Mortgage-backed securities	-	-	23	915

Total available-for-sale securities	$ 10	$1,676	$486	$21,868

At December 31, 2004	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities:
U.S. treasury & government agencies	$ 178	$19,983	$ -	$ -
Obligations of states & political
subdivisions	10	2,007	-	-
Mortgage-backed securities	4	567	-	-

Total available-for-sale securities	$ 192	$22,557	$ -	$ -

Unrealized losses on securities are considered temporary by management and have not been recognized into income because the issuers’ bonds are of high credit quality, the Company has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is primarily due to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Securities with a fair value of approximately $16,102,000 and $4,949,000 at December 31, 2005 and 2004 were pledged to secure repurchase agreements and other borrowings. Of the $16,102,000 pledged in 2005, $15,811,000 was pledged to secure repurchase agreements with third party financial institutions and certain customers and $291,000 was pledged to the Federal Reserve Bank as security for treasury tax and loan (TT&L).

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 3 – LOANS RECEIVABLE

Major categories of loans in the portfolio are as follows at December 31, 2005 and 2004 (000’s omitted):

	2005	2004
Commercial	$125,378	$108,708
Agricultural	38,778	34,875
Residential mortgage	28,113	21,685
Residential construction	11,902	8,768
Home equity lines of credit	20,693	19,241
Consumer	12,734	13,882

Total loans receivable	$237,598	$207,159

Certain directors and executive officers of the Company, including associates of such persons, were loan customers of the Company during 2005 and 2004. A summary of aggregate related-party loan activity for loans aggregating $60,000 or more to any related party at December 31, 2005 and 2004 is as follows (000’s omitted):

	2005	2004
Balance at January 1	$ 5,140	$ 3,204
New loans	1,440	12,208
Repayments	(1,655)	(10,272)
Other adjustments	-	-

Balance at December 31	$ 4,925	$ 5,140

NOTE 4 — ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses for the twelve months ended December 31, 2005, 2004 and 2003 are as follows (000’s omitted):

	2005	2004	2003
Beginning balance	$ 2,495	$ 2,302	$ 2,100
Charge-offs	(221)	(582)	(506)
Recoveries	67	82	113
Provision for loan losses	342	693	595

Ending balance	$ 2,683	$ 2,495	$ 2,302

Impaired loans at December 31, 2005, 2004 and 2003 are as follows (000’s omitted):

	2005	2004	2003
Impaired loans with no allowance for loan and lease losses allocated	$ -	$ 13	$ -
Impaired loans with allowance for loan and lease losses allocated	$ 1,404	$ 900	$ 1,796
Total impaired loans	$ 1,404	$ 913	$ 1,796
Amount of the allowance allocated to impaired loans	$ 254	$ 151	$ 352
Average investment in impaired loans	$ 1,269	$ 1,006	$ 1,808
Interest income recognized during impairment	$ 27	$ 14	$ 125
Cash-basis interest income recognized	$ 10	$ 7	$ 6

No additional funds are committed to be advanced in connection with impaired loans.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 4 - ALLOWANCE FOR LOAN AND LEASE LOSSES (continued)

Nonperforming loans at December 31, 2005 and 2004 were as follows (000’s omitted):

	2005	2004
Loans past due over 90 days still accruing interest	$ 672	$556
Nonaccrual loans	$1,104	$671

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 — LOAN SERVICING

The Bank routinely sells to investors its originated residential mortgage loans. The unpaid principal balance of loans serviced for others was approximately $376,036,000, $374,022,000 and $392,514,000 at December 31, 2005, 2004 and 2003 and are not included in the accompanying consolidated balance sheets. Related escrow balances were $958,000, $408,000, and $835,000 December 31, 2005, 2004, and 2003.

The key economic assumptions used in determining the fair value of the mortgage servicing rights are as follows:

	December 31,
	2005	2004
Annual constant prepayment speed	7.48	10.79
Weighted average life (in months)	27	20
Discount rate	8.50%	7.50%

At December 31, 2005 and 2004 the estimated fair value of the mortgage loan servicing portfolio was $4.6 million and $4.1 million, respectively. The fair value of the mortgage servicing rights is based on the above assumptions.

Activity for capitalized mortgage servicing rights was as follows (000’s omitted):

	2005	2004	2003
Beginning balance	$ 2,827	$ 2,739	$ 2,715
Mortgage servicing rights capitalized	734	532	2,425
Mortgage servicing rights amortized	(663)	(444)	(2,401)

Ending balance	$ 2,898	$ 2,827	$ 2,739

There was no valuation allowance at December 31, 2005, 2004 and 2003 for mortgage servicing rights.

NOTE 6 — PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment at December 31, 2005 and 2004 are summarized as follows (000’s omitted):

	2005	2004
Land	$ 561	$ 561
Buildings and improvement	5,343	6,394
Furniture and equipment	5,135	7,495
Construction in process	1,041	-

Total premises and equipment	12,080	14,450
Less: accumulated depreciation	(5,945)	(8,723)

Net carrying amount	$ 6,135	$ 5,727

19

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 6 — PREMISES AND EQUIPMENT (Continued)

The Company is currently constructing a new branch with a total estimated cost of $1,624,000, of which $1,041,000 has been incurred through December 31, 2005. The estimated cost to complete construction is approximately $583,000. Completion is expected in April 2006.

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $688,000, $579,000 and $570,000, respectively. The anticipated annual expense from an operating lease is $53,000. Currently, the lease is in the sixth year of a ten year lease. Inflationary adjustments to the cost of such lease, based on changes in the Consumers Price Index, will begin in 2006.

NOTE 7 — DEPOSITS

The following table summarizes interest-bearing deposits at December 31, 2005 and 2004 (000’s omitted):

	2005	2004
NOW accounts	$ 26,273	$ 26,693
Savings	47,213	58,329
Certificates of deposit:
$100,000 and over	55,056	32,788
Under $100,000	36,853	37,975

Total interest-bearing deposits	$165,395	$155,785

Stated maturities of time deposits at December 31, 2005 are as follows (000’s omitted):

2006	$67,191
2007	17,503
2008	3,817
2009	1,176
2010	2,222
Thereafter	-

$91,909

The aggregate amount of certificates of deposit with minimum denominations of $100,000 was approximately $55.1 million and $32.8 million as of December 31, 2005 and 2004, respectively. The following table indicates the schedule of maturities for certificates of deposit with a minimum denomination of $100,000:

	2005	2004
Three months or less	$25,091	$13,046
Over three months through six months	13,380	8,366
Over six months through twelve months	9,322	4,522
One to two years	5,139	5,859
Thereafter	2,124	995

Total	$55,056	$32,788

NOTE 8 — BORROWED FUNDS

Borrowed funds at December 31, 2005 and 2004 are as follows (000’s omitted):

	2005	2004
Federal funds purchased	$ 9,000	$ 1,450
Repurchase agreements - customers	3,663	2,482
Repurchase agreements - financial institutions	10,000	-
Federal Home Loan Bank advances	16,901	8,586

Total borrowed funds	$39,564	$12,518

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 8 — BORROWED FUNDS (continued)

Federal funds purchased totaled $9,000,000 and $1,450,000 at December 31, 2005 and 2004, respectively. Federal funds purchased typically mature daily. The Bank utilizes a $10.0 million line of credit at a correspondent bank for this purpose. Rates on this line of credit ranged from 2.50% to 4.56% during 2005. The weighted average interest rate at December 31, 2005 is 4.50%. The weighted average interest rate paid for the year ended December 31, 2005 was 3.39%.

Repurchase Agreements

The Company has repurchase agreements with Bank customers as well as third party financial institutions. Information concerning repurchase agreements at December 31, 2005 and 2004 are summarized as follows (000’s omitted):

Customer Repurchase Agreements

	2005	2004
Amount outstanding at year-end	$ 3,663	$2,482
Weighted average interest rate at year-end	2.03%	0.53%
Average daily balance during the year	$ 5,304	$2,745
Weighted average interest rate during the year	1.55%	0.45%
Maximum month-end balance during the year	$14,177	$4,651

Third Party Financial Institutions Repurchase Agreements

2005
Amount outstanding at year-end	$10,000
Weighted average interest rate at year-end	3.90%
Average daily balance during the year	$ 5,649
Weighted average interest rate during the year	3.90%
Maximum month-end balance during the year	$10,000

There were no repurchase agreements outstanding with third party financial institutions during 2004. Both customer and third party financial institution repurchase agreements are terminable upon demand.

Federal Home Loan Bank Advances

The Company has various term advances from the Federal Home Loan Bank of Indianapolis (“FHLB”) with fixed and variable interest rates ranging from 2.93% to 4.90% at December 31, 2005 and from 2.50% to 6.04% at December 31, 2004. The weighted average interest rate at December 31, 2005 is 4.38%. Maturity dates range from January 2006 to May 2008. The weighted average remaining maturity at December 31, 2005 is 265 days, or September 22, 2006. Pursuant to collateral agreements with the FHLB, the Company pledges various qualified one to four family mortgage loans as collateral for advances outstanding at the FHLB. At December 31, 2005 and 2004 such pledged mortgage loans had outstanding balances of $31,752,000 and $29,933,000, respectively. Certain advances are subject to prepayment penalties and the provisions and conditions of the credit policies of the FHLB.

Scheduled principal reductions on FHLB advances at December 31, 2005 are as follows (000’s omitted):

2006	$14,016
2007	1,228
2008	1,657

Total FHLB advances	$16,901

NOTE 9 – SUBORDINATED DEBENTURES

In December 2001, Lenawee Capital Trust I (“Capital Trust”), a trust formed by the Company, closed a pooled private offering of 5,000 Trust Preferred Securities with a liquidation amount of $1,000 per security. The proceeds

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 9 – SUBORDINATED DEBENTURES (Continued)

of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Trust Preferred Securities. The sole assets of Capital Trust are the junior subordinated debentures of the Company and payment thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Capital Trust under the Trust Preferred Securities. Distributions on the Trust Preferred Securities are payable semi-annually at a variable rate of interest and are included in interest expense in the consolidated financial statements. The variable rate of interest is equal to the sum of the six-month London Interbank Offered Rate and 3.75% with a maximum rate of 11.0% during the first five years, and the rate of interest is equal to 8.42% as of December 31, 2005. This subordinated debenture is considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2005 and 2004, the outstanding principal balance of the subordinated debentures was $5.0 million. The principal balance of the subordinated debentures is presented as a liability in the financial statements.

The trust preferred securities, which mature December 8, 2031, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference plus accrued but unpaid distributions. The subordinated debentures are redeemable prior to the maturity date at the option of the Company on or after December 8, 2006 at their principal amount plus accrued but unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 5 consecutive years.

NOTE 10 – INCOME TAXES

Allocation of income taxes between current and deferred portions is as follows (000’s omitted):

	2005	2004	2003
Continuing Operations:
Current provision	$ 764	$ 518	$ 1,554
Deferred (benefit) provision	(161)	483	9

Total from continuing operations	603	1,001	1,563
Discontinued operation	-	2,735	(49)

Total	$ 603	$3,736	$ 1,514

Income tax expense from continuing operations calculated at the statutory federal income tax rate of 34% differs from actual income tax expense for continuing operations as follows (000’s omitted):

	2005	2004	2003
Statutory rates	$ 864	$ 1,072	$ 1,673
Increase (decrease) from:
Tax-exempt interest income	(74)	(88)	(85)
Non-deductible expenses	6	13	4
Change in accounting estimate and other	(193)	4	(29)

	$ 603	$ 1,001	$ 1,563

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 10 – INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities consist of (000’s omitted):

	2005	2004	2003
Deferred tax assets
Allowance for loan and lease losses	$ 643	$ 609	$ 554
Net deferred loan fees	13	26	189
Pension expense	-	-	183
Minimum pension liability	42	-	-
Net unrealized losses on securities available-for-sale	156	23	-
Other	206	230	142

Total deferred tax assets	1,060	888	1,068

Deferred tax liabilities
Depreciation	(537)	(590)	(399)
Mortgage servicing rights	(985)	(961)	(932)
Net unrealized gains on securities available for sale	-	-	(119)
Prepaid expenses	(58)	(138)	-
Other	(92)	(105)	(33)

Total deferred tax liabilities	(1,672)	(1,794)	(1,483)

Net deferred tax liability	$ (612)	$ (906)	$ (415)

NOTE 11 — EMPLOYEE BENEFITS

Defined Benefit Pension Plan

The Bank is a participant in the multi-employer Financial Institutions Retirement Funds (“FIRF” or the “Plan”), which covers substantially all of its officers and employees. Effective January 1, 2006, all new employees will no longer be eligible to participate in the defined benefit pension plan in use at the Bank for its existing officers and employees. The Plan, for all employees with one year of service, provides benefits based on basic compensation and years of service. The Bank’s contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific Plan assets and accumulated benefit information for the Bank’s portion of the Plan are not available. Under the Employee Retirement Income Security Act of 1974 (“ERISA”), a contributor to a multiemployer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. Currently, the Bank does not intend to withdraw from the Plan, though management regularly reviews the structure of benefits offered for appropriateness and long-term cost effectiveness. The Bank was adequately funded in the Plan as of December 31, 2005. The expense of the Plan allocated to the Bank for the twelve months ended December 31, 2005 and 2004 was $347,817 and $416,109, respectively. Additionally, the Bank made special underfunding payments into the Plan during 2005 and 2004 of $-0- and $737,727, respectively.

ESOP and 401(k) Plan

The Company adopted an employee stock ownership plan, or ESOP, originally known as the Bank of Lenawee Employee Stock Ownership Plan (the “Plan”), for the purpose of acquiring outstanding shares of the Company’s predecessor, for the benefit of eligible employees. The Plan was effective as of January 1, 1984 and has received notice of qualification by the Internal Revenue Service.

In connection with the adoption of the Plan, a Trust was established to hold the shares acquired. During the period 1984 through 1994, the Company (and its predecessors) made contributions to the Trust. Such contributions consisted of both shares of employer stock or cash which was used to acquire shares of employer stock from others. When cash contributions were used to acquire employer stock from others, such shares were acquired at or below fair market value as determined from time to time by reference to market transactions or by independent appraisal. On January 1, 1995 the Company ceased making contributions to the Plan.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 11 — EMPLOYEE BENEFITS (Continued)

Effective January 1, 1996, the Company adopted an amendment to the Plan adding a so-called “cash or deferred” arrangement under Section 401(k) of the Internal Revenue Code and providing for elective contributions by employees (up to 20% of their eligible compensation) and matching contributions by the Company equal to 100% of each eligible employee’s elective contributions (but with the match capped at 2% of his or her eligible compensation). Matching contributions from the Company consist of the Company’s common shares. Since January 1, 1996, the Plan has been known as the Employee Stock Ownership and 401(k) Savings Plan. Expense relating to the 401(k) provision was $100,000, $108,000 and $113,000 in 2005, 2004 and 2003, respectively.

Accumulations of employer stock (now Company stock) allocated under the ESOP prior to 1995 continue to be allocated to employees and are to be held in the Trust until such employees become entitled to a distribution in accordance with the provisions of the Plan (normally at retirement or termination of employment for other reasons). At December 31, 2005 and 2004, the Trust held 61,636 and 74,494 of the Company’s stock, respectively, which includes both the ESOP and 401(k) portions of the plan. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase shares at the most recent appraised value in accordance with the terms and conditions of the ESOP portion of the Plan. Under the 401(k) portion of the plan, the Company’s matching contribution applied to the purchase of Company stock on behalf of a participant is distributed in cash at the most recent appraised value upon termination or voluntary separation from the Company. A participant in the 401(k) plan does not have an option to receive company stock. Additionally, employee contributions to the 401(k) plan, which may not be invested in Company stock, are also distributed in cash when the participant is terminated or voluntarily leaves the Company. As such, these shares are classified as a liability in the financial statements. The appraised value of the shares of Company stock held by the Trust was $2,989,000 and $4,544,000 at December 31, 2005 and 2004, respectively.

Stock Option Plan

Stock option plans are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for 10 year periods and vest over five years. Additionally, the options that are awarded to a director will become fully vested when an active director reaches the age of 62. Information about options available for grant and options granted follows:

	Available For Grant	Options Outstanding	Weighted Average Exercise Price
Balance at January 1, 2003	38,951	40,698	$35.18
Options issued	(7,140)	7,140	$50.00
Options exercised	-	(2,570)	$23.40
Options forfeited	-	(1,882)	$45.19

Balance at December 31, 2003	31,811	43,386	$38.19
Options issued	(9,030)	9,030	$50.71
Options exercised	-	(6,720)	$32.48
Options forfeited	-	(9,135)	$49.78

Balance at December 31, 2004	22,781	36,561	$39.37

Options issued	(6,300)	6,300	$61.00
Options exercised	-	(12,070)	$34.72
Options forfeited	-	-	$ -

Balance at December 31, 2005	16,481	30,791	$45.56

The weighted average fair value of stock options granted was $15.85, $11.43 and $9.66 for 2005, 2004 and 2003, respectively.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 11 — EMPLOYEE BENEFITS (Continued)

Options exercisable at December 31 of each year were as follows:

	Number of Options	Weighted Average Exercise Price
2005	25,099	$ 43.39
2004	28,870	$ 39.07
2003	24,917	$ 30.35

Options outstanding at December 31, 2005 were as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$17.00 - $24.00	4,725	1.23	$21.68	4,725	$21.68
$34.00 - $42.00	4,851	3.65	$38.64	4,851	$38.64
$48.00 - $52.00	15,965	6.81	$49.66	12,898	$49.55
$55.00 - $61.00	5,250	9.08	$61.00	2,625	$61.00

Outstanding at year end	30,791	5.84	$45.56	25,099	$43.39

NOTE 12 — COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Credit-Related Financial Instruments: The Company is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Company’s consolidated balance sheets.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for balance sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent off-balance sheet credit risk (000’s omitted):

	2005	2004
Commitments to extend credit	$ 7,370	$ 7,551
Unfunded commitments under lines of credit	61,242	64,421
Commercial and standby letters of credit	3,051	2,487

	$71,663	$74,459

At December 31, 2005 and 2004 required reserves at the Federal Reserve Bank of Chicago totaled $1,385,000 and $5,716,000, respectively. These reserves do not earn interest.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based upon management’s credit evaluation of the customer.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

Unfunded commitments under commercial lines of credit and revolving lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit are typically collateralized and usually carry a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party, and are used primarily to support public and private borrowing arrangements. Essentially, all letters of credit issued have expiration dates within one year. The Company generally holds collateral supporting those commitments if deemed necessary.

Lease Commitments: Future minimum lease payments under the Company’s current non-cancelable operating leases are immaterial.

Legal Contingencies: Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 13 – PARENT-ONLY CONDENSED FINANCIAL STATEMENTS

The following represents the condensed financial statements of Pavilion Bancorp, Inc., (“Parent”) only. The Parent-only financial information should be read in conjunction with the Company’s consolidated financial statements.

The condensed balance sheets at December 31, 2005 and 2004 are as follows (000’s omitted):

	2005	2004
Assets
Cash and cash equivalents	$ 3,208	$14,105
Securities available for sale	1,129	1,959
Investment in subsidiaries	30,279	28,178
Other	159	175

Total assets	$34,775	$44,417

Liabilities & Shareholders' Equity
Subordinated debentures	$ 5,000	$ 5,000
Other	402	3,016
Common stock subject to repurchase in ESOP	2,989	4,544
Shareholders' equity	26,384	31,857

Total liabilities & shareholders' equity	$34,775	$44,417

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

The Parent-only condensed statements of income for the years ended December 31, 2005, 2004 and 2003 are as follows (000’s omitted):

	2005	2004	2003
Dividends from subsidiaries	$ -	$ 1,750	$ 1,750
Interest income	61	20	14
Interest expense	(359)	(285)	(249)
Other operating expense	(290)	(52)	(49)

Income (loss) before equity in undistributed
net income of subsidiary	(588)	1,433	1,466
Equity in undistributed net income from
subsidiaries	2,344	750	1,768

Income from continuing operations before
income taxes	1,756	2,183	3,234
Income tax (benefit) provision	(182)	30	(125)

Income from continuing operations	1,938	2,153	3,359
Income (loss) from discontinued operation,
net of income taxes, $0, $162, ($49)	-	562	(124)
Gain on sale of discontinued operation, net of tax	-	4,417	-

Net income	$ 1,938	$ 7,132	$ 3,235

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 13 —PARENT-ONLY CONDENSED FINANCIAL STATEMENTS (continued)

The condensed statements of cash flows for the years ended December 31, 2005, 2004 and 2003 are as follows (000’s omitted):

	2005	2004	2003
Cash flows from operating activities
Net income	$ 1,938	$ 7,132	$ 3,235
Adjustments to reconcile net income to net cash
from operating activities
(Equity) excess in undistributed net income of
subsidiaries	(2,344)	(750)	(1,768)
Gain on sale of discontinued operation	-	(6,990)	-
Amortization (accretion) of investment securities	10	(1)	(2)
Stock option expense	16	43	43
Other	(2,362)	1,518	191

Net cash (used in) provided by operating activities	(2,742)	952	1,699
Cash flows from investing activities
Investment in banking subsidiaries	-	-	(500)
Net proceeds from sale of discontinued operation	-	15,101	-
Purchase of securities available for sale	(3,165)	(1,755)	-
Proceeds from maturities of securities available for sale	3,985	162	-

Net cash provided by (used in) investing activities	820	13,508	(500)
Cash flows from financing activities
Repurchase of common stock	(8,518)	(1)	(1,384)
Issuance of common stock	-	-	-
Stock options exercised	529	218	60
Dividends paid	(986)	(1,035)	(929)

Net cash used in financing activities	(8,975)	(818)	(2,253)

Net (decrease) increase in cash and cash equivalents	(10,897)	13,642	(1,054)
Beginning cash and cash equivalents	14,105	463	1,517

Ending cash and cash equivalents	$ 3,208	$ 14,105	$ 463

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, rather than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used to estimate fair values for financial instruments:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments reasonably approximate fair values.

Securities available for sale: Fair values for securities are based on quoted market prices.

Equities: Equities largely include Federal Home Loan Bank of Indianapolis stock and Federal Reserve Bank of Chicago stock. The carrying amounts of FHLB and FRB stock approximate fair value based on their redemption provisions.

Loans held for sale: Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market rates.

Loans receivable: Fair value of loans receivable are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest: The carrying value of accrued interest approximates fair value.

Demand and savings deposits: The carrying value of demand and savings accounts generally approximate the fair value, with the exception of certain larger relationships that may have a periodically negotiated rate of interest. The fair value of such relationships is estimated using a discounted cash flow calculation that applies interest rates currently being offered.

Time deposits: The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar maturities.

Federal funds purchased: The carrying value of the Company’s federal funds purchased approximate the fair value.

Federal Home Loan Bank advances: The fair value of the Company’s Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar borrowing arrangements.

Repurchase agreements: The fair value of the Company’s repurchase agreements with third party financial institutions are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar borrowing arrangements. The fair value of the Company’s repurchase agreements with customers reasonably approximate the carrying value.

Subordinated debentures: The fair value of the Company’s subordinated debentures reasonably approximate the carrying value.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments at December 31, 2005 and 2004 are as follows (000’s omitted):

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$ 11,308	$ 11,308	$ 11,700	$ 11,700
Securities available-for-sale	25,407	25,407	27,886	27,886
Equities	3,425	3,425	3,098	3,098
Loans held for sale	927	936	322	322
Loans, net	234,915	232,870	204,664	203,960
Accrued interest receivable	1,651	1,651	1,429	1,429
Financial liabilities:
Demand and savings deposits	118,839	119,014	129,229	126,572
Time deposits	91,909	91,669	70,763	70,571
Federal funds purchased	9,000	9,000	1,450	1,450
Federal Home Loan Bank advances	16,901	16,795	8,586	8,581
Repurchase agreements	13,663	13,526	2,482	2,482
Accrued interest payable	667	667	233	233
Subordinated debentures	5,000	5,000	5,000	5,000

NOTE 15 – DISCONTINUED OPERATION

On July 16, 2004 Pavilion Bancorp, Inc. announced that it had signed a definitive agreement to sell the Bank of Washtenaw for $15,101,000. The sale was completed on October 29, 2004. In accordance with Financial Accounting Standard 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of Bank of Washtenaw are removed from the detail line items in the company’s financial statements and presented separately as “discontinued operation.”

The condensed income statement (unaudited) for the twelve months ended December 31, 2005, 2004 and 2003 for Bank of Washtenaw is as follows (000’s omitted):

	2005	2004	2003
Interest income	$ -	$3,428	$ 3,917
Interest expense	-	1,052	1,362

Net interest income	-	2,376	2,555
Provision for loan losses	-	19	213
Noninterest income	-	537	421
Noninterest expenses	-	2,170	2,936

Income (loss) before taxes	-	724	(173)

Income tax expense (benefit)	-	162	(49)

Net income (loss)	$ -	$ 562	$ (124)

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 16 — REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors. Prompt corrective action provisions are not applicable for bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts, and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

At December 31, 2005 the Bank was considered well-capitalized under the regulatory framework for prompt corrective action. The Company’s and the Bank’s actual capital amounts and ratios at December 31, 2005 and 2004 are presented in the following table (in millions):

	Actual		Minimum Required For Capital Adequacy Action Regulations		Minimum Required to be Well-Capitalized Under Prompt Corrective Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005
Total capital (to risk weighted assets)
Consolidated	$37.3	15.2%	$19.6	>=8.0%	n/a	n/a
Bank of Lenawee	$33.3	13.7%	$19.4	>=8.0%	$24.3	>=10.0%
Tier 1 Capital (to risk weighted assets)
Consolidated	$34.7	14.1%	$ 9.8	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	12.6%	$ 9.7	>=4.0%	$14.5	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$34.7	12.4%	$11.2	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	10.7%	$11.5	>=4.0%	$14.3	>=5.0%
2004
Total Capital (to risk weighted assets)
Consolidated	$43.9	20.4%	$17.3	>=8.0%	n/a	n/a
Bank of Lenawee	$30.8	15.2%	$16.2	>=8.0%	$20.2	>=10.0%
Tier 1Capital (to risk weighted assets)
Consolidated	$41.4	19.2%	$ 8.6	>=4.0%	n/a	n/a
Bank of Lenawee	$28.3	14.0%	$ 8.1	>=4.0%	$12.1	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$41.4	13.4%	$12.4	>=4.0%	n/a	n/a
Bank of Lenawee	$28.3	10.9%	$10.4	>=4.0%	$13.0	>=5.0%

The Company’s regulatory capital includes $5.0 million of subordinated debentures, issued by Lenawee Capital Trust I in December 2001, and are subject to certain limitations. Federal Reserve guidelines limit the amount of subordinated debentures which may be included in Tier 1 capital of the Company to 25% of total Tier 1 capital. At December 31, 2005 and 2004 the entire amount of subordinated debentures was included as Tier 1 capital of the Company. Please refer to Note 9 to the Company’s Consolidated Financial Statements for additional information.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 17 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis. At December 31, 2005, the Bank’s retained earnings available for the payment of dividends was $9,122,000. Accordingly, $25,157,000 of the Company’s equity in the net assets of the Bank was restricted at December 31, 2005. Funds available for loans or advances by the Bank to the Company amounted to $3.3 million.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table summarizes the Company’s quarterly results for the years ended December 31, 2005 and 2004 (000’s omitted):

2005	For the Three-Month Period ended
	March 31	June 30	September 30	December 31
Interest income	$3,636	$3,924	$4,196	$4,374
Interest expense	820	986	1,256	1,387

Net interest income	2,816	2,938	2,940	2,987
Provision for loan losses	30	150	105	57

Net interest income after
provision for loan losses	2,786	2,788	2,835	2,930
Noninterest income	939	899	801	638
Noninterest expense	3,328	3,019	2,939	2,789

Net income before income taxes	397	668	697	779
Federal income tax expense	138	204	220	41

Net income	$ 259	$ 464	$ 477	$ 738

Net earnings per share
Basic	$ 0.30	$ 0.57	$ 0.63	$ 0.97
Diluted	$ 0.30	$ 0.56	$ 0.63	$ 0.96

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (unaudited)(continued)

2004	For the Three-Month Period ended
	March 31	June 30	September 30	December 31
Interest income	$3,678	$3,709	$3,766	$3,732
Interest expense	740	648	692	715

Net interest income	2,938	3,061	3,074	3,017
Provision for loan losses	64	88	63	478

Net interest income after
provision for loan losses	2,874	2,973	3,011	2,539
Noninterest income	943	1,026	874	723
Noninterest expense	2,834	2,901	3,131	2,943
Federal income tax expense	313	348	251	89

Net income for continuing
operations	670	750	503	230
Discontinued operation
Income from discontinued operation	105	133	249	237
Gain on sale of discontinued
operation	-	-	-	6,990
Provision (benefit) for income tax	16	24	60	2,635

Income from discontinued
operation	89	109	189	4,592

Net income	$ 759	$ 859	$ 692	$4,822

Earnings per share from
continuing operations
Basic	$ 0.79	$ 0.89	$ 0.60	$ 0.26
Diluted	$ 0.79	$ 0.88	$ 0.59	$ 0.26
Earnings per share from
discontinued operation
Basic	$ 0.10	$ 0.13	$ 0.22	$ 5.43
Diluted	$ 0.10	$ 0.13	$ 0.22	$ 5.37
Net earnings per share
Basic	$ 0.89	$ 1.02	$ 0.82	$ 5.69
Diluted	$ 0.89	$ 1.01	$ 0.81	$ 5.63

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

[THIS PAGE INTENTIONALLY LEFT BLANK]

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
This report includes “forward-looking statements” as that term is used in the securities laws. All statements regarding the Company’s expected financial position, business and strategies are forward-looking statements. In addition, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends,” and similar expressions, as they relate to the Company and its management, are intended to identify forward-looking statements. The presentation and discussion of the provision and allowance for loan and lease losses, determining the fair value of securities and other financial instruments, the valuation of mortgage servicing rights and statements concerning future profitability or future growth or increases, are examples of inherently forward looking statements in that they involve judgments and statements of belief as to the outcome of future events. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the Company’s operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in its filings with the Securities and Exchange Commission.

INTRODUCTION

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) provides information about the consolidated financial condition and results of operations of Pavilion Bancorp, Inc. (the “Company”) as of December 31, 2005 and for the three year period ended December 31, 2005 and is intended to assist in understanding the results of operations of the Company. Information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

BUSINESS OF PAVILION BANCORP, INC.

Pavilion Bancorp, Inc. (the “Company”), a bank holding company, was incorporated in Michigan in 1993. The shareholders elected to change its name to Pavilion Bancorp Inc. from Lenawee Bancorp Inc. on April 18, 2002. The Bank of Lenawee (the “Bank”), a Michigan banking corporation chartered in 1869, is a wholly-owned subsidiary of the Company. Pavilion Mortgage Company, a wholly-owned subsidiary of the Bank, engages in the residential mortgage origination business. Pavilion Financial Services, Inc., a wholly-owned subsidiary of the Bank, owns an interest in a title insurance agency.

The Company’s primary business is concentrated in a single industry segment — commercial banking. The Bank provides a full range of banking services to individuals, commercial businesses and industries located in its service area. The Bank maintains diversified loan portfolios, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking accounts, savings accounts, money market accounts, individual retirement accounts and certificates of deposit.

The principal markets for financial services provided are in the southern-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through 8 locations in or near its communities. The Bank does not have any material foreign assets or income.

The principal source of revenue is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 77.0% of total revenue in 2005 compared to 75.4% in 2004. Interest and fees on loans increased in the current year as the loan portfolio grew considerably and the level of mortgage loan sale activity continued to decline from levels experienced in 2004 and 2003. Mortgage loan sale activity accounted for 7.2% of total revenue in 2005 compared to 8.2% in 2004 due to this decline. Proceeds from the sale of mortgage loans decreased $26.7 million, or 30.7%, to $60.2 million in 2005, down from $86.9 million in 2004, due to increases in mortgage rates.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES
Certain of the Company’s accounting policies are important to the portrayal of the Company’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, the performance of the economy or the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan and lease losses, determining the fair value of securities and other financial instruments, the valuation of mortgage servicing rights and deferred tax and tax provision estimates. Additional information regarding the Company’s critical accounting policies is discussed in detail in Note 1 to the consolidated financial statements.

Discontinued Operation
As previously disclosed in earlier regulatory filings, in accordance with Statement of Financial Accounting Standards No. 144, on July 16, 2004 Pavilion Bancorp, Inc. announced that it had signed a definitive agreement to sell the Bank of Washtenaw for $15,101,000. The sale of the Bank of Washtenaw was initiated to concentrate the Company’s resources in the Lenawee County market and other potential markets that are more homogenous to the Bank’s traditional market area. In accordance with Statement of Financial Accounting Standards 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the financial position and results of operations of the Bank of Washtenaw are removed from the detail line items in the Company’s consolidated financial statements and presented separately as “discontinued operation.” Accordingly, the various supporting schedules contained in the MD&A are also presented with Bank of Washtenaw-related information removed. The sale was completed on October 29, 2004. Please refer to Note 15 to the Company’s Consolidated Financial Statements for additional information.

Allowance for Loan and Lease Losses
The allowance for loan and lease losses is management’s estimate of losses inherent in the Bank’s loan portfolio. Management relies on a number of factors and sources of information in preparing this estimate. These include, but are not limited to, internal credit analyses and loan risk ratings, local economic conditions and trends, regulatory requirements, collateral values, loan types and loan documentation. Accordingly, the allowance for loan and lease losses includes a reserve calculation based on an evaluation of loans determined to be impaired, risk ratings, historical losses, loan types and other subjective factors management may believe to be relevant and/or material. Please refer to the section entitled “Loans, Credit Quality and Allowance for Loan and Lease Losses” located elsewhere in this report for additional information.

Loan Classifications
The Company has established a risk rating system for loans that evaluates a variety of credit quality-related characteristics of each loan being rated. Initial risk ratings for loans are established by the originating (or assigned) lending official. The lending official is responsible for the continuing accuracy of the risk rating and is authorized to downgrade a loan to a lower risk rating if warranted by any information received. Loan risk ratings are also evaluated for accuracy through several processes that are independent of the loan origination process. The Bank retains independent consultants to review the accuracy of loan risk ratings on an annual basis. These results are reported to senior management of the Bank, as well as the Audit Committee and the Board of Directors. Additionally, the Bank’s Chief Credit Officer monitors individual loan risk ratings and overall credit quality through several monitoring systems and reports. The Chief Credit Officer reports directly to the CEO of the Bank and is independent of the loan origination process. Criticized loans have been risk-rated 5 and are individually included on a monthly Loan Watch Report submitted to senior management and the Board of Directors of the Bank. Classified loans have been risk-rated 6, 7 or 8 and are individually included on a monthly Problem Loan Report submitted to senior management and the Board of Directors of the Bank. The Bank’s Loan Policy specifically defines the characteristics of each risk rating as follows:

1 Rating: “Essentially risk free credit. Credit to premier customers having the Bank’s highest credit rating based on an extremely strong financial condition, which compares favorably with industry standards (upper quartile of RMA ratios). Secured by readily marketable liquid collateral (traded stocks, bonds, certificates of deposit, savings account, etc.) with comfortable margins. Highly profitable firms that have a track record of always servicing their debts. Possible characteristic of such accounts:

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

- Substantial net worth - Low debt to worth ratio - Significantly above average working capital - Current accounts payable - Deposits are 15% of outstanding loans - 25% of assets are liquid"

2 Rating: “Low risk. Multiple ‘strong’ sources of repayment. Debt of borrower is modest relative to the borrower’s financial strength and ability to pay. Borrower must be profitable, have a demonstrated track record, very strong cash flow and margins above projected needs. Loan supported by unaudited financial statements containing strong balance sheets and five consecutive years of profits combined with a satisfactory relationship with the Bank. Customer demonstrates the ability to manage the working capital position and term financing requirements. Possessing a sound repayment source (and a secondary source) which definitely will allow repayment in a reasonable period of time. Individual loans backed by liquid personal assets, established history and unquestionable character. Other characteristics:
- Significant net worth
-    Better than average debt to worth ratio (e.g. 2.0 to 1 or less)
-    Above average working capital ratio
-    Current accounts payable
- Secured loans must have collateral Loan/value ratio of 70% or lower — 10% of assets are liquid”

3 Rating: “Moderate risk. ‘Good’ primary and secondary sources of repayment. Debt of the borrower is reasonable relative to borrower’s financial strength and ability to pay. Borrower must be profitable, have a demonstrated track record, exhibits sufficient cash flow and margins above projected needs. Borrowers have satisfactory asset quality and liquidity, adequate debt capacity and coverage, and good management in critical positions. Earning statements may reflect a one year loss, but borrowers have sufficient strength and financial flexibility to offset this event. Occasionally has a need for working capital and or term financing. Other characteristics:
- Acceptable net worth - Acceptable industry average for debt to worth ratio - Adequate working capital - Not significantly slow in paying accounts payable - Cash flow ratio = 1.3 or above”

4 Rating: “Acceptable risk. Sufficient primary source of repayment and acceptable secondary source of repayment has either:
- Minimum net worth
-    Fairly high debt to worth ratio
-    Adequate cash flow ratio (1.2 or above) with higher than desired leverage; cash flow or marginal (1.2 or below) with strong capitalization and liquidity.
-    Declining earnings, limited additional debt capacity, or market fundamentals that indicate above average risks.”

5 Rating: “Borderline risk, potential weaknesses. Borrowers who exhibit potential credit weaknesses or downward trends deserving Bank management’s attention. If not checked or corrected, these trends will weaken the Bank’s asset position. Acceptable primary source of repayment, but less than preferable secondary source of repayment. Credit will have minimal excess cash flow, and financially will be moderately or highly leveraged. A “satisfactory” credit exhibits manageable credit risk with two measurable sources of repayment. Loans may lack technical or legal support, including deficiencies in loan documentation.
- Little or no net worth
-    High debt to worth ratio
-    Cash Flow ratio = 1.1 or above
-    Start up or deteriorating industries or with a poor and declining market share in an average industry
- An element of asset quality, financial flexibility, or management is below average”

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

6 Rating: “Substandard. A loan with well-defined credit weakness or weaknesses that jeopardize liquidation of the debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. These may be loans that have been restructured so that payment terms and collateral represent major concessions to the borrower when compared to normal loan terms. Also, this category should include those loans with contemplated or pending foreclosure or legal action due to the apparent deterioration in the credit. Loans are characterized by the distinct possibility that a bank will sustain loss if the deficiencies are not corrected. Loss potential, while existing in aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.”

7 Rating: “Doubtful. A loan with weaknesses inherent to a substandard loan. The loan also has the added provision that the weaknesses make collection of debt in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain known factors which may work to the advantage and strengthening of the asset, (i.e., capital injection, perfecting liens on additional collateral, refinancing plans, etc.) its classification as an estimated loss is deferred until its more exact status may be determined.”

8 Rating: “Loss. Loans classified as Loss are considered uncollectible and of such nominal value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is unpractical or desirable to defer writing-off this basically worthless asset, even though partial recovery may be affected in the future. Losses should be taken in the period in which they surface as uncollectible. Known losses should be in process of charge off.”

Mortgage Servicing Rights (“MSRs”)
The Bank records the original MSRs based on market data. A periodic independent third party valuation is completed to determine potential impairment of MSRs as a result of changes in interest rates and expected future loan repayment speeds. Significant changes in interest rates or repayment speeds could have a significant impact on the carrying value of the MSRs asset. The Bank obtains quarterly independent valuations. For additional information, please refer to Note 5 to the Company’s Consolidated Financial Statements located elsewhere in this report.

Income Taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based upon the tax effects of the various temporary differences between book and tax bases of the various balance sheet asset and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. For additional information, please refer to Note 10 to the Company’s Consolidated Financial Statements and the section entitled “Federal Income Tax Expense,” both located elsewhere in this report.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION
Total assets increased by 11.0%, or $28.6 million, to $287.9 million at December 31, 2005 from $259.3 million at December 31, 2004. The increase in total assets is attributable to strong loan growth in the current year.

Total liabilities increased by $34.0 million, or 15.0%, to $261.5 million at December 31, 2005 from $227.5 million at December 31, 2004. The Bank increased the level of deposits and other borrowings in the current year to fund the growth in the loan portfolio.

Total shareholders’ equity decreased $5.5 million, or 17.2%, to $26.4 million at December 31, 2005 compared to $31.9 million at December 31, 2004. The Company completed a tender offer in May 2005, which was the primary cause of the decrease in shareholders’ equity. As a result of this tender offer, the number of outstanding shares at December 31, 2004 of 852,140 decreased to 735,379 at December 31, 2005, as the Company repurchased approximately 15% of the outstanding shares. Current year net income partially offset the decrease in capital caused by the tender offer. Management monitors the capital levels of the Company and the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.

Investments and Fed Funds Sold
Total investments securities available-for-sale decreased 8.9%, or $2.5 million, to $25.4 million at December 31, 2005, compared to $27.9 million at December 31, 2004. The decrease in investment securities is attributable to maturities and repayments on investments being used to fund loan growth in the current year. Equity investment in the Federal Home Loan Bank of Indianapolis (“FHLB”) registered minor changes, increasing, $57,000, or 2.1% to $2.8 million at December 31, 2005 from $2.7 million at December 31, 2004. Investment in Federal Reserve Bank (“FRB”) stock increased to $630,000 at December 31, 2005 from $360,000 at December 31, 2004. The Bank did not have any Fed Funds Sold at December 31, 2005 and 2004. The Company had no held-to-maturity securities as of December 31, 2005 and 2004.

The following table presents the maturity schedule of securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2005 (000’s omitted):

	Within One Year		After One but Within Five Years		After Five but within Ten		After Ten Years		Mortgage-Backed Securities		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury &
Government agencies	$6,568	3.00%	$13,155	3.06%	$-		$-		$-		$19,723	3.04%

Obligations of state
& political
subdivisions	1,327	4.33%	1,549	3.57%	576	5.24%	897	5.16%	-		4,349	4.35%

Mortgage-backed
securities	-		-		-		-		1,335	4.36%	1,335	4.36%

Total	$7,895		$14,704		$576		$897		$1,335		$25,407

Maturity information does not incorporate any call provisions that the various securities may contain. Mortgage-backed securities do not have specific maturity dates, and thus have been incorporated into the above table as a separate maturity column. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 2 to the Company’s Consolidated Financial Statements.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, Credit Quality and Allowance for Loan and Lease Losses

The following table summarizes the Company’s loan mix at December 31, 2005, 2004, 2003, 2002 and 2001 (000’s omitted):

	2005	2004	2003	2002	2001
Commercial, financial and agricultural	$164,156	$143,583	$154,243	$139,971	$132,204
Residential-construction	11,902	8,768	8,851	8,677	5,833
Residential-mortgage	28,113	21,685	16,630	9,175	15,334
Consumer	33,427	33,123	29,743	27,014	30,991

Total	$237,598	$207,159	$209,467	$184,837	$184,362

The Company’s loan portfolio increased $30.4 million, or 14.7%, to $237.6 million at December 31, 2005 from $207.2 million at December 31, 2004. Growth in the commercial loan portfolio was the primary cause for the increase. Commercial, financial and agricultural loans increased by $20.6 million, or 14.3%, to $164.2 million at December 31, 2005 from $143.6 million at December 31, 2004. The growth in commercial loans was due to management’s focus on business development as well as a move into a new local market, Hillsdale county. Other loan categories experienced growth as well. Specifically, real estate construction loans increased by $3.1 million, or 35.7%, to $11.9 million at December 31, 2005 from $8.8 million at December 31, 2004. The growth in residential construction was due to the continued growth of real estate development in local markets, specifically in the Raisin and Tecumseh Townships. Residential mortgages increased by $6.4 million, or 29.6%, to $28.1 million at December 31, 2005 from $21.7 million at December 31, 2004. The growth in the residential mortgage portfolio was specifically in response to the increased demand for mortgage bridge loans. Consumer loans increased only $0.3 million, or 0.9%, increase to $33.4 million at December 31, 2005 from $33.1 million at December 31, 2004. The portfolio mix as of December 31, 2005 has remained relatively consistent with the prior year, as much of the commercial loan growth was matched by increases in residential construction and mortgage loans as well.

Management expects continued loan growth in 2006, primarily in the commercial and agricultural loan portfolio, as well as the residential-construction portfolio. The growth in the commercial lending area will be driven by continued business development efforts. Consumer loans are expected to remain relatively stable or decline slightly with the present interest rate environment.

The following table presents the remaining maturity of total loans outstanding for the categories shown at December 31, 2005, based on scheduled principal repayments (000’s omitted), as well as categorized as fixed or variable rate loans (000’s omitted):

	Due Within 1 Year	Due After 1 but Within 5 Years	Due After 5 Years	Total	Fixed	Variable
Commercial, financial and	$39,692	$37,420	$ 87,044	$164,156	$ 84,007	$ 80,149
agricultural
Residential - construction	11,902	-	-	11,902	11,902	-
Residential - mortgage	3,271	8,319	16,523	28,113	16,637	11,476
Consumer	1,094	7,165	25,168	33,427	12,318	21,109

Total	$55,959	$52,904	$128,735	$237,598	$124,864	$112,734

The majority of loans originated by the Bank are fixed rate loans that have a maturity which will occur after five years. Closed-end commercial and agricultural loans, though they may mature within five years, typically have principal amortization periods that exceed five years. Principal balances on commercial and agricultural lines of credit are typically due in full at maturity (usually one year).

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Items
The following is a summary of outstanding commitments by the Company to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2005 and 2004 (000’s omitted):

	2005	2004
Commitments to extend credit	$64,340	$68,197
Credit card arrangements	4,272	3,775
Commercial and standby letters of credit	3,051	2,487

Total	$71,663	$74,459

Outstanding commitments to grant loans, lines of credit and letters of credit decreased $2.8 million, or 3.8% to $71.7 million at December 31, 2005 from $74.5 million at December 31, 2004. The decrease in such off-balance sheet items is due primarily to a reduction in variable rate revolving lines of credit, as borrowers moved to fixed rate products with the rate increases in 2005. Included in these totals are commitments to lend on 1-4 family residences. Such loans are generally sold to the secondary market. Management does not expect that all commitments will result in funded loans.

Criticized and Classified Loans
The following tables present criticized and classified loans of the Bank at December 31, 2005 and 2004 (000’s omitted):

		Loan Risk Ratings
	5	6	7	8	Total
Loan Type
December 31, 2005
Commercial	$ 3,839	$ 7,547	$ -	$ -	$11,386
Agricultural	1,297	1,936	-	-	3,233
Residential real estate mortgage	637	-	-	-	637
Consumer	99	-	-	-	99

Total	$ 5,872	$ 9,483	$ -	$ -	$15,355

December 31, 2004
Commercial	$ 9,354	$10,765	$ -	$ -	$20,119
Agricultural	2,107	1,368	-	-	3,475
Residential real estate mortgage	337	318	-	-	655
Consumer	117	34	-	-	151

Total	$11,915	$12,485	$ -	$ -	$24,400

Loans risk-rated as 5 are considered criticized loans, while loans risk-rated as 6 or higher are considered classified loans. Please refer to the section entitled “Critical Accounting Policies” located within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of each loan risk rating. The Bank’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in as timely a manner as possible. Total criticized and classified loans decreased $9.0 million, or 37.1% to $15.4 million at December 31, 2005 from $24.4 million at December 31, 2004. The largest decrease was noted in loans risk-rated 5, which decreased $6.0 million, or 50.7%, to $5.9 million at December 31, 2005 from $11.9 million at December 31, 2004. Loans risk-rated 6 decreased $3.0 million, or 24.0%, to $9.5 million at December 31, 2005 from $12.5 million at December 31, 2004. There were no loans risk-rated 7 and 8 at either December 31, 2005 or 2004. The decrease in loans risk-rated 5 and 6 was due to the pay-off of several such loans and continued efforts of management to closely monitor such loans and work with the respective borrowers to effect corrective action. Management continues to closely monitor each loan adversely criticized or classified and institute appropriate measures to eliminate the basis of criticism.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A continual process of monitoring, review and analysis is maintained to identify credit-related weaknesses of loans within the loan portfolio and assure that loans are risk-rated in an accurate and timely manner. Several levels of management oversight and Board of Directors oversight have been established as part of this process. Both internal and external resources are utilized in this process. Internally, the credit administration function reports directly to the CEO of the Company and is not subordinate to the loan origination function. Management maintains a “Loan Watch List” Committee for the purpose of providing continuing oversight of each criticized or classified loan’s financial condition and performance, payment performance, collateral analysis, trend analysis and other relevant information. Loan workout plans are developed and reviewed in detail. Staff resources have been allocated to conduct internal review of loan customers’ financial information. Oversight from the Board of Directors is provided through the Directors Loan Committee, which meets on a monthly basis. Additionally, the full Board of Directors is provided detailed information on criticized and classified loans.

Non-performing Assets
Non-performing assets are comprised of other real estate owned (“OREO”), loans accounted for on a non-accrual basis, and loans contractually past due 90 days or more as to interest or principal payments but still accruing interest. Accrual of interest on loans is generally discontinued at the time a loan becomes 90 days delinquent in its payments, unless the credit is well-secured and in the process of collection.

The following table sets forth information with respect to the Company’s non-performing assets at December 31, 2005, 2004, 2003, 2002 and 2001 (000’s omitted):

	2005	2004	2003	2002	2001
Non-accruing loans past due	$1,104	$ 671	$1,459	$ 603	$ 88
Loans past due 90 days or more still accruing	672	556	693	1,853	1,029

Total non-performing loans	1,776	1,227	2,152	2,456	1,117
Other Real Estate	549	715	181	1,783	879

Total non-performing assets	$2,325	$1,942	$2,333	$4,239	$1,996

Non-performing loans as a percent
of total loans	0.75%	0.59%	1.03%	1.33%	0.61%
Loans past due 90 days or more still accruing
as a percent of total loans	0.46%	0.32%	0.70%	0.33%	0.05%
Non-performing assets as a percent
of total assets	0.81%	0.75%	0.72%	1.48%	0.71%
Non-performing loans as a percent
of the loan loss reserve	66.19%	49.18%	93.48%	116.95%	59.07%

Total non-performing assets increased $0.4 million, or 19.7%, to $2.3 million at December 31, 2005 from $1.9 million at December 31, 2004. The increase in non-performing assets primarily related to non-accrual loans. The level of non-performing loans as a percent of total loans increased to 0.75% as of December 31, 2005 compared to 0.59% as of December 31, 2004. The increase is related specifically to three credits which went on non-accrual late in the fourth quarter of 2005. Management is working closely with the borrowers to correct the respective deficiencies in these loans. Management is closely monitoring the credit quality of the loan portfolio. As noted above, loans risk-rated as 6 decreased $3.0 million, or 24.0%, during 2005. The risk that such loans will become nonperforming loans is higher than non-classified loans, despite efforts to eliminate the basis of criticism through the credit administration process.

Non-performing loans as a percentage of the loan loss reserve has increased to 66.19% as of December 31, 2005 compared to 49.18% as of December 31, 2004. The non-performing loans are primarily comprised of commercial real estate properties, which management believes are adequately collateralized or have specific reserves allocated to cover estimated losses.

Other real property that we acquire as a result of the foreclosure process is classified as “other real estate” until it is sold. Our credit administration department decides whether to rehabilitate the property or sell it “as is,” and whether to list the property with a broker or sell it at auction. Other real estate is carried at the lesser of the cost or net realizable value. Subsequent to foreclosure, valuations are periodically performed by management in order to determine whether additional write-downs are required. Generally, we are able to dispose of a substantial portion of this type of real estate and other repossessed assets during each year, but we invariably acquire additional real estate and other assets through repossession in the ordinary course of business. At December 31, 2005, we had $549,000 of other real estate compared to $715,000 at December 31, 2004.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following tables detail the allocation among individual loan portfolios within the allowance for loan and lease losses at December 31, 2005, 2004, 2003, 2002 and 2001 (000’s omitted):

	2005			2004
	Allowance	% of Total Allowance	% of Loans to Total Loans	Allowance	% of Total Allowance	% of Loans to Total Loans
Commercial, financial and agricultural	$2,088	77.82%	69.09%	$1,965	78.76%	69.31%
Residential-mortgage	84	3.13%	11.83%	97	3.89%	10.47%
Residential-construction	70	2.61%	5.01%	37	1.48%	4.23%
Consumer	262	9.77%	14.07%	311	12.46%	15.99%
Other qualitative factors & trends	179	6.67%	na	85	3.41%	na

	$2,683	100.00%	100.00%	$2,495	100.00%	100.00%

	2003			2002
	Allowance	% of Total Allowance	% of Loans to Total Loans	Allowance	% of Total Allowance	% of Loans to Total Loans
Commercial, financial and agricultural	$1,991	86.49%	73.64%	$1,613	76.81%	75.85%
Residential-mortgage	9	0.39%	4.22%	18	0.86%	4.67%
Residential-construction	25	1.09%	7.94%	25	1.19%	5.31%
Consumer	126	5.47%	14.20%	182	8.67%	14.17%
Other qualitative factors & trends	151	6.56%	na	262	12.47%	na

	$2,302	100.00%	100.00%	$2,100	100.00%	100.00%

	2001
	Allowance	% of Total Allowance	% of Loans to Total Loans
Commercial, financial and agricultural	$1,658	87.68%	70.42%
Residential-mortgage	5	0.26%	3.92%
Residential-construction	20	1.06%	8.97%
Consumer	138	7.30%	16.69%
Other qualitative factors & trends	70	3.70%	n/a

	$1,891	100.00%	100.00%

The allowance for loan and lease losses (the “allowance”) as a percentage of total loans was 1.13% at December 31, 2005, compared to 1.20% at December 31, 2004. For the twelve months ended December 31, 2005 provision for loan losses decreased $351,000, or 50.6%, to $342,000 from $693,000 for the same period in 2004. Several factors affected the decision to decrease the loan loss provision including a significant decrease in the level of criticized and classified loans, as well as the discontinuance of the Business Manager Program (which was a higher yield, higher risk product discontinued by the Bank in late 2004). Please refer to the subsection entitled “Criticized and Classified Loans” within the section entitled “Loans, Credit Quality and Allowance for Loan and Lease Losses” above for more detail. Commercial and agricultural loans represent the largest segment of the Company’s loan portfolio. The portion of the allowance attributable to commercial and agricultural loans declined, as a percentage of the entire allowance, to 77.8% (or $2.09 million) at December 31, 2005 from 78.8% (or $1.97 million) at December 31, 2004. This is due in large part to the reduction in the criticized and classified commercial and agricultural loans, as well as the discontinuance of the Business Manager Program. While other loan categories registered relatively small changes as a percentage of the allowance, the impact on the overall allowance analysis is minimal because of the substantially smaller dollar amounts involved.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company maintains an allowance for loan and lease losses believed to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio, recognizing the imprecision inherent in the process of estimating credit losses.

The allowance represents management’s estimate of probable net loan charge-offs in the portfolio at each balance sheet date. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships as well as probable losses believed to be inherent in the loan portfolio without specific identification of loan relationships.

The allowance for loan and lease losses represents the Company’s estimate of probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio that have been incurred as of the balance sheet date. The allowance for loan and lease losses is maintained at an adequate level through additions to the provision for loan losses. An appropriate level of the risk allocated allowance is determined based on the application of risk percentages to graded loans by categories. Specific reserves are established for individual loans when deemed necessary by management. In addition, management considers other factors when determining the unallocated allowance, including loan quality, changes in the size and character of the loan portfolio, consultation with regulatory authorities, amount of non-performing loans, delinquency trends, economic conditions and industry trends.

Inherent risks and uncertainties related to the operation of a financial institution require the Company to rely on estimates, appraisals and evaluations of loans to prepare its financial statements. Changes in economic conditions and the financial prospects of borrowers may result in abrupt changes to the estimates, appraisals or evaluations used. In addition, if actual circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for loan and lease losses may not be sufficient to absorb all future losses, and net income could be significantly impacted.

Deposits
Total deposits increased $10.8 million, or 5.4%, to $210.8 million at December 31, 2005 from $200.0 million at December 31, 2004. Specifically, noninterest-bearing deposits increased $1.2 million, or 2.6%, to $45.4 million at December 31, 2005 from $44.2 million at December 31, 2004. The increase in noninterest bearing deposits is attributable to continuing business development efforts. Interest-bearing deposits increased $9.6 million, or 6.2%, to $165.4 million at December 31, 2005 from $155.8 million at December 31, 2004. Specifically, certificates of deposit (“CD’s”) with balances of $100,000 and greater increased $22.3 million, or 67.9%, to $55.1 million at December 31, 2005 from $32.8 million at December 31, 2004. The increase is attributable to a greater amount of local municipal CD’s obtained through a competitive bidding process. Municipal CD’s generally have shorter maturity lengths and thus can reprice more often than longer term CD’s. Certificates of deposit with balances under $100,000 decreased $1.1 million, or 3.0%, to $36.9 million at December 31, 2005 from $38.0 million December 31, 2004. The decrease is attributable to more competitive pricing in the Bank’s local market areas.

Borrowed Funds
Borrowed funds consist of advances from the Federal Home Loan Bank of Indianapolis (“FHLB”), agreements to repurchase securities sold under Repurchase Agreements (“repos”) with specific customers and third party financial institutions, and draws on a Federal funds purchased line of credit at a correspondent bank. FHLB advances increased by $8.3 million, or 96.8%, to $16.9 million at December 31, 2005 from $8.6 million at December 31, 2004. The increase is due to current year loan growth exceeding growth in deposits. Repurchase agreements increased $11.2 million, or 450.5%, to $13.7 million at December 31, 2005 from $2.5 million at December 31, 2004. The majority of the increase is due to the addition of repurchase agreements entered into with two third party financial institutions totaling $10.0 million. These agreements provided additional funding to support current year loan growth. The balance of the increase is related to fluctuations in normal daily activity within the customer repurchase balances. Borrowings under the Bank’s Federal funds purchased line of credit increased $7.5 million, or 520.7%, to $9.0 million at December 31, 2005 from $1.5 million at December 31, 2004. The increase is attributable to normal daily fluctuations in the liquidity needs of the Company.

Amounts borrowed from the FHLB may be collateralized with either investment securities or certain types of loans. At December 31, 2005 no investment securities were pledged as collateral against FHLB borrowings. As disclosed in Note 8 to the Company’s Consolidated Financial Statements, $31.8 million and $29.9 million of 1-4 family residential mortgage loans were pledged as collateral at December 31, 2005 and 2004, respectively. For additional information regarding borrowed funds please refer to Note 8 to the Consolidated Financial Statements included elsewhere in this report.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital
The Company continues to maintain sufficient risk-based capital levels to remain as “adequately-capitalized” under federal regulatory requirements. For bank holding companies there is no “well-capitalized” designation. The Bank continues to maintain sufficient risk-based capital levels to remain categorized as “well-capitalized” under federal regulatory requirements. On a consolidated basis, total risk-based capital (RBC) to risk-weighted assets (RWA) decreased from 20.4% at December 31, 2004 to 15.2% at December 31, 2005. Similarly, the ratio of Tier 1 RBC to RWA decreased to 14.1% at December 31, 2005 from 19.2% at December 31, 2004. The ratio of Tier 1 RBC to average assets decreased to 12.4% at December 31, 2005 from 13.4% at December 31, 2004. Risk-based capital levels decreased as a result of the tender offer completed by the Company in the second quarter of 2005. The Company purchased 128,832 of its common shares at $66.00 per share pursuant to its self tender offer, which expired May 20, 2005. The number of outstanding shares at December 31, 2004 of 852,140 decreased to 735,379 at December 31, 2005, as a result of the repurchase of approximately 15% of the shares outstanding at December 31, 2004. Management monitors the capital levels of the Company and the Bank to provide for current and future business opportunities.

RESULTS OF OPERATIONS

Net Income
2005.   Continuing Operations – Income from continuing operations for the year ended December 31, 2005 declined $215,000, or 10.0%, to $1.9 million in 2005 compared to $2.2 million in 2004. Basic earnings per share (“EPS”) attributable to continuing operations for the twelve months ended December 31, 2005 were $2.47 compared to $2.54 for the same period in 2004. Diluted EPS for the twelve months ended December 31, 2005 was $2.45 compared to $2.52 for the same period in 2004.

Combined – On a combined basis net income for the year ended December 31, 2005 decreased $5.2 million, or 72.8%, to $1.9 million from $7.1 million for the same period in 2004. Basic EPS for the year ended December 31, 2005 were $2.47 compared to $8.42 for the same period in 2004. Diluted EPS for the year ended December 31, 2005 were $2.45 compared to $8.34 for the same period in 2004. The reason for the decrease is due to the gain on sale of the Bank of Washtenaw in the fourth quarter of 2004, which is discussed in more detail below.

2004.   Continuing Operations — Income from continuing operations for the twelve months ended December 31, 2004 declined $1.2 million, or 35.9%, to $2.2 million compared to $3.4 million for the same period in 2003. Basic EPS attributable to continuing operations for the twelve months ended December 31, 2004 were $2.54 compared to $3.92 for the same period in 2003. Diluted EPS for the twelve months ended December 31, 2004 was $2.52 compared to $3.89 for the same period in 2003.

The decline in income from continuing operations results primarily from lower levels of mortgage origination-related income in 2004. Though interest rates remained low compared to historical levels, residential mortgage refinance activity declined as most homeowners had previously refinanced their residential mortgages and wouldn’t have benefited from additional refinance activity.

Discontinued Operation – On October 29, 2004 the Company completed the sale of its former subsidiary, the Bank of Washtenaw (“discontinued operation” or “discontinued component”). All activity attributable to Bank of Washtenaw is presented as a separate item within the Company’s financial statements. Income attributable to discontinued operation for the twelve months ended December 31, 2004 was $5.0 million compared to a loss of $(124,000) for the same period in 2003. Income from the discontinued operation in 2004 consisted of income from the operation of the discontinued component and gain on sale of the discontinued component. In 2004 the Company recognized a net gain of $4.4 million on the sale of Bank of Washtenaw. Income attributable to the operation of the discontinued component in 2004 totaled $562,000 compared to a loss of $(124,000) for the twelve months ended December 31, 2003. Basic EPS attributable to the discontinued operation for the twelve months ended December 31, 2004 were $5.88 compared to $(.14) for the same period in 2003. Diluted EPS for the twelve months ended December 31, 2004 were $5.82 compared to $(.14) for the same period in 2003.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Combined – On a combined basis net income for the twelve months ended December 31, 2004 increased $3.9 million, or 120.5%, to $7.1 million compared to $3.2 million for the same period in 2003. Basic EPS for the twelve months ended December 31, 2004 were $8.42 compared to $3.78 for the same period in 2003. Diluted EPS for the twelve months ended December 31, 2004 were $8.34 compared to $3.75 for the same period in 2003.

Net Interest Income
2005.   Net interest income for the twelve months ended December 31, 2005 decreased $409,000, or 3.4%, to $11.7 million compared to $12.1 million for the same period in 2004. The decrease in net interest income was primarily attributable to increases in interest expense attributable to higher levels of deposits and borrowing coupled with increases in rates paid on interest-bearing liabilities. Total interest income increased by $1.2 million, or 8.4%, to $16.1 million for the twelve months ended December 31, 2005 compared to $14.9 million during the same period in 2004. An increase in the loan portfolio coupled with a 2% increase in the prime lending rate was the cause of the increase in interest income. Interest expense increased by $1.6 million, or 59.2%, to $4.4 million for the twelve months ended December 31, 2005 compared to $2.8 million during the same period in 2004. Increases in the level of borrowings and time deposits as well as an increase in rates paid on interest bearing deposits caused the increase in interest expense. Please refer to the discussion of the Rate/Volume Table below for additional information.

2004.  Net interest income for the twelve months ended December 31, 2004 increased $303,000, or 2.6%, to $12.1 million compared to $11.8 million for the same period in 2003. The increase in net interest income was primarily attributable to decreasing interest expense during 2004. Total interest income declined by $154,000, or 1.0%, to $14.9 million for the twelve months ended December 31, 2004 compared to $15.0 million during the same period in 2003. A lower amount of loans outstanding, coupled with a continued low rate environment were the primary causes of the decline. Interest expense decreased by $457,000, or 14.1%, to $2.8 million for the twelve months ended December 31, 2004 compared to $3.3 million during the same period in 2003. Reductions in rates paid on interest-bearing accounts accounted for most of the decline. Please refer to the discussion of the Rate/Volume Table below for additional information.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents the Company’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2005, 2004 and 2003 (000’s omitted). Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees. Nonaccrual loans are included in the average balance of loans.

	--------2005--------			--------2004--------			--------2003--------
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:
Loans receivable	$219,995	$14,951	6.80%	$209,600	$13,914	6.64%	$197,011	$14,029	7.12%
Securities available for sale(1)	27,257	915	3.36%	24,063	784	3.26%	16,370	730	4.46%
Federal funds sold	3,800	114	3.00%	4,257	46	1.08%	3,453	48	1.39%
Equity securities	3,229	146	4.52%	3,036	140	4.61%	2,412	232	9.62%
Interest-bearing balances with other financial institutions	148	4	2.70%	57	1	1.75%	34	-	0.00%

Total interest-earning assets	254,429	16,130	6.34%	241,013	14,885	6.18%	219,280	15,039	6.86%
Noninterest-earning assets:
Cash and due from financial institutions	9,215			12,441			5,510
Premises and equipment, net	5,719			5,640			5,219
Other assets	4,648			4,270			3,659

Total assets	$274,011			$263,364			$233,668

Interest-bearing liabilities:
Interest-bearing demand
deposits	$49,425	586	1.19%	$60,683	328	0.54%	$51,189	366	0.71%
Savings deposits	31,376	109	0.35%	33,087	112	0.34%	30,485	183	0.60%
Time deposits	87,988	2,639	3.00%	75,767	1,704	2.25%	73,262	2,114	2.89%
Subordinated debentures	5,000	359	7.18%	5,000	285	5.70%	5,000	249	4.98%
Repurchase agreements and other borrowings	21,193	756	3.57%	12,223	366	2.99%	10,166	340	3.34%

Total interest-bearing liabilities	194,982	4,449	2.28%	186,760	2,795	1.50%	170,102	3,252	1.91%
Non-interest bearing demand deposits	43,258			42,343			41,217
Other liabilities	3,164			2,969			3,419
Total liabilities	241,404			232,072			214,738
Shareholders' equity	32,607			31,292			18,930

Total liabilities and shareholders' equity	$274,011			$263,364			$233,668

Net interest income		$11,681			$12,090			$11,787

Net spread			4.06%			4.68%			4.95%
Net interest margin (2)			4.59%			5.02%			5.38%
Ratio of interest-earning assets to interest-bearing liabilities			130.49%			129.05%			128.91%

(1)     Interest income on tax-exempt securities has not been adjusted to a taxable equivalent basis.
(2) Net interest earnings divided by average interest-earning assets.

2005.  The Bank’s net interest margin decreased 43 basis points, to 4.59% for the year ended December 31, 2005 compared to 5.02% for the same period in 2004. Much of the decrease in net interest margin is attributable to an increase in the rates paid in interest-bearing liabilities. The Bank’s cost of funds increased as the loan growth was funded primarily by higher rate time deposits and other borrowings. The average rate paid on interest-bearing liabilities increased 78 basis points, to 2.28% for the year ended December 31, 2005 compared to 1.50% for the same period in 2004. The average yield earned on interest-earning assets increased 16 basis points, to 6.34% for the year ended December 31, 2005 compared to 6.18% for the same period in 2004. The yield on loans receivable increased to 6.80% for the year ended December 31, 2005 compared to 6.64% for the same period in 2004. The increases in the overall lending rates caused much of this increase. Improvements to the yield attributable to increases in lending rates were offset by a reduction in the Business Manager portfolio in 2005. The Business Manager was a high yield product which posed higher credit risk to the Bank. Management made the determination in late 2004 to discontinue the product. The Business Manager portfolio averaged $2.1 million in principal in 2004. Without the income from the Business Manager portfolio, the yield on loans would have been 6.51% in 2004. The Company’s net interest margin remains quite strong, and management continues to take steps to neutralize some portion of this risk.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2004.  The Bank’s net interest margin decreased 36 basis points, to 5.02% for the twelve months ended December 31, 2004 compared to 5.38% for the same period in 2003. The decrease in net interest margin was primarily attributable to an historically low rate environment in which the average rate earned on interest-earning assets declined more sharply than the decline of the average rate paid on interest-bearing liabilities. The average rate earned on interest-earning assets declined 68 basis points to 6.18% for the twelve months ended December 31, 2004 from 6.86% during the same period in 2003. The average rate paid on interest-bearing liabilities declined 41 basis points to 1.50% for the twelve months ended December 31, 2004 from 1.91% during the same period in 2003. Please refer to the Rate-Volume Table presented below for additional information.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (000’s omitted):

	2005-2004			2004-2003
	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate
Interest-earning assets:
Loans receivable	$ 1,037	$ 690	$ 347	$(115)	$ (8)	$(107)
Securities available-for-sale	131	104	27	54	343	(289)
Federal funds sold	68	(5)	73	(2)	11	(13)
Equity securities	6	9	(3)	(92)	60	(152)
Interest-bearing balances with
other financial institutions	3	2	1	1	-	1

Total interest-earning assets	1,245	800	445	(154)	406	(560)
Interest-bearing liabilities:
Interest-bearing demand
deposits	258	(61)	319	(38)	67	(105)
Savings deposits	(3)	(6)	3	(71)	16	(87)
Time deposits	935	275	660	(410)	72	(482)
Subordinated debentures	74	-	74	36	-	36
Repurchase agreements and
other borrowings	390	375	15	26	68	(42)

Total interest-bearing liabilities	1,654	583	1,071	(457)	223	(680)

Net change in net interest income	$ (409)	$ 217	$ (626)	$ 303	$ 183	$ 120

As the above table indicates, in 2005 net interest income decreased $409,000 primarily due to increased rates paid on interest-bearing liabilities. For the twelve months ended December 31, 2005 total interest expense increased $1.7 million compared to the same period in 2004. The rate increases were most significant in the interest-bearing demand deposits and time deposits. The rate increases in interest-bearing demand deposits and time deposits accounted for $319,000 and $660,000 of the increase in interest expense, respectively. While net interest margin has been reduced due to the above mentioned factors, it still remains strong in comparison to peer. In an effort to preserve margin, the Company plans to reduce the cost of funds through multiple initiatives which include gathering additional core deposits, locking into fixed rate borrowings and a continued effort to improve loan yields.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses
The activity in the allowance for loan and lease losses for the twelve months ended December 31, 2005, 2004, 2003, 2002 and 2001 is presented in the following table (000’s omitted):

	Years ended December 31, (in thousands)
	2005	2004	2003	2002	2001
Balance at beginning of year	$2,495	$2,302	$2,100	$1,891	$2,287
Loans charged off:
Real estate - mortgage	22	18	-	23	138
Real estate - construction	-	-	-	-	-
Commercial and agricultural	46	427	329	357	314
Consumer	153	137	177	226	263

	221	582	506	606	715

Recoveries of loans previously charged-off:
Real estate mortgage	-	-	-	1	12
Commercial and agricultural	24	51	44	101	70
Consumer	43	31	69	46	22

	67	82	113	148	104

Net loans charged-off	154	500	393	458	611
Provision for loan losses	342	693	595	667	215

Balance at end of year	$2,683	$2,495	$2,302	$2,100	$1,891

Net charge-off ratio	0.07%	0.24%	0.20%	0.25%	0.31%

Allowance to total loans	1.13%	1.20%	1.10%	1.14%	1.03%

2005.  For the twelve months ended December 31, 2005, gross loan charge-offs decreased $361,000, or 62.0%, to $221,000 compared to $582,000 during the same period in 2004. The gross loan charge-offs for the year ended December 31, 2004 included approximately $165,000 in loan charge-offs related to an accrued interest receivable adjustment, which is discussed in more detail below. After consideration of this adjustment, gross loan charge-offs for the year decreased $196,000, or 47.0%. The most significant change was the decrease in gross charge-offs related to commercial and agricultural loans, which decreased $381,000 or $247,000 after consideration of the charge-offs related to the accrued interest adjustment. This decrease is largely due to the discontinuance of the Business Manager program, which was a product with a higher yield but also posed higher credit risk. Levels of criticized loans decreased in 2005 as well. Charge-offs on consumer loans increased somewhat over the prior year levels but the change is considered a normal business fluctuation.

Gross recoveries for the year ended December 31, 2005 decreased to $67,000 down from $82,000 for the same period in 2004. The decrease in recoveries is related to the overall decreased level of charge-offs.

For the twelve months ended December 31, 2005 provision for loan losses decreased $351,000, or 50.6%, to $342,000 from $693,000 for the same period in 2004. The decrease is related to the overall decrease in the level of net charge-offs, as well as a significant improvement in the level of criticized and classified loans during 2005. Please refer to the subsection entitled “Criticized and Classified Loans” within the section entitled “Loans, Credit Quality and Allowance for Loan and Lease Losses” above for more detail.

2004.  For the twelve months ended December 31, 2004, gross loan charge-offs increased $76,000, or 15.0%, to $582,000 compared to $506,000 during the same period in 2003. During the fourth quarter of 2004 the Company recognized $165,000 in loan charge-offs related to accrued interest receivable associated with loans previously charged-off or placed on non-accrual status. Any uncollected accrued interest receivable must be written off against the allowance (for uncollected accrued interest attributable to previous calendar years) or income (for uncollected accrued interest attributable to the current calendar year). During the fourth quarter management discovered numerous loans that had been previously charged-off or placed on nonaccrual where uncollected accrued interest had not been written off, as described above. After detailed analysis it was determined that the uncollected accrued interest associated with these loans was attributable to previous calendar years. Accordingly, the aggregate amount was charged against the allowance for loan and lease losses. Written procedures were developed and implemented during the fourth quarter to avoid recurrence. Of the $165,000 in uncollected accrued interest that was charged against the allowance, approximately $134,000 was associated with commercial and agricultural loans.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the aggregate, commercial loan charge-offs increased $98,000, or 29.8% for the twelve months ended December 31, 2004 compared with the same period in 2003. Discounting the amounts associated with the accrued interest receivable accounting issue, commercial loan charge-offs would have been approximately $293,000, representing a $36,000 decline, or 10.9%. Consumer loan charge-offs decreased by $40,000, or 22.6%, for the twelve months ended December 31, 2004 compared with the same period in 2003. For the year ended 2004 residential mortgage loan charge-offs totaled $18,000, while none were noted in 2003. Recoveries of loans previously charged-off fell $31,000, or 27.4%, for the twelve months ended December 31, 2004 to $82,000 compared to $113,000 for the same period in 2003. The decline in recoveries from previously charged-off loans resulted from typical fluctuations noted with this activity.

For the twelve months ended December 31, 2004 provision for loan losses increased $98,000, or 16.5%, to $693,000 from $595,000 for the same period in 2003. Several factors affected the decision to increase the loan loss provision including a continued elevated amount of criticized and classified loans, significant migration of loans from a 5 risk-rating to a 6 risk-rating, local economic conditions and the overall mix of the loan portfolio.

The amount of provision for loan losses recognized by the Company is based on management’s evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of the allowance is dependent upon the total amount of classified loans, past due and non-performing loans, historical charge-off experience, general economic conditions and management’s assessment of potential losses based upon internal credit evaluation of the loan portfolio and particular loans. In determining the provision for loan losses, management first determines the estimated allowance required for any specifically identified classified loans. Management then estimates potential charge-offs based on historical experience. Management also evaluates the general loan portfolio for credit risk based upon, but not limited to, the criteria noted above, and allocates an amount believed to be sufficient to cover estimated loan charge-offs inherent in the general loan portfolio. Management may then add, at its discretion, an allocation amount to adjust for current economic conditions, any additional perceived credit risk in the portfolio and any other information that management considers relevant.

Non-interest Income

2005.  Total non-interest income decreased $289,000, or 8.1%, to $3.3 million for the year ended December 31, 2005 compared to $3.6 million for the same period in 2004. Service charges on deposit accounts decreased $113,000, or 7.9%, to $1.3 million for the year ended December 31, 2005 compared to $1.4 million for the same period in 2004. This decrease is reflective of the overall decrease in transactional demand deposit accounts, which generate the majority of fee income. Net gains on sale of loans also decreased 8.3% or $126,000 to $1.4 million in 2005 compared to $1.5 million for the same period in 2004 due to a reduction in mortgage volume. Mortgage loan sales were down approximately 30.7% in 2005 compared to the same period in 2004. The reduction in secondary marketing gains on sale of mortgage loans was offset by increased value in the mortgage servicing rights capitalized resulting in the net reduction of only 8.3%. Loan servicing fees, net of amortization, decreased $213,000, or 42.6%, to $287,000 for the year ended December 31, 2005 compared to $500,000 for the same period in 2004. This decrease is due to increased levels of amortization of the mortgage servicing asset. Other non-interest income increased $163,000, or 137.0%, to $282,000 for the year ended December 31, 2005 compared to $119,000 for the same period in 2004. In 2004, an impairment loss of approximately $140,000 was recognized in the fourth quarter when management made the determination to close one of the two branches in Hudson, which reduced the overall level of other non-interest income.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2004.  Total non-interest income decreased $2.2 million, or 38.9%, to $3.6 million for the twelve months ended December 31, 2004 compared to $5.8 million for the same period in 2003. A substantial decline in gains on residential mortgage loan sales accounted for the reduction. For the twelve months ended December 31, 2004 gains on loan sales declined $4.1 million, or 73.2%, to $1.5 million compared to $5.7 million for the same period in 2003. Demand for secondary market residential mortgage loans decreased as significantly fewer homeowners refinanced existing residential mortgages. Loan servicing fees, net of amortization (“loan servicing fees”) registered a substantial increase in 2004. For the twelve months ended December 31, 2004, loan servicing fees increased $2.1 million, or 131.9%, to $500,000 from $(1.6 million) during the same period in 2003. Amortization expense of mortgage servicing rights on secondary market residential mortgage loans declined significantly as residential mortgage refinancing activity decreased.

Non-interest Expenses

2005.  For the year ended December 31, 2005, total non-interest expense increased $266,000, or 2.3%, to $12.1 million up from $11.8 million for the same period in 2004. Compensation and employee benefits decreased $15,000, or 0.2%, to $7.2 million for the year ended December 31, 2005. In 2005, the Bank began to see some benefit from the Reduction-in-Force plan (“RIF”) that was developed with the goal of increasing operational efficiency. The Bank eliminated various staff positions in the first quarter of 2005, and severance packages were provided to employees affected by the RIF. The aggregate cost of these severance packages totaled approximately $264,000. This total cost included $137,000 in wages, $70,000 in pension costs, and $57,000 in medical insurance costs. The benefits of the RIF were visible in the latter half of 2005. Occupancy and equipment expense increased $32,000, or 2.3%, to $1.45 million for the year ended December 31, 2005 compared to $1.42 million for the same period in 2004. Postage and delivery expense decreased slightly to $300,000 for the year ended December 31, 2005 compared to $305,000 compared to the same period in 2004. These fluctuations are considered typical in the normal course of business. Expenses related to professional services increased $372,000, or 123.6%, to $673,000 for the year ended December 31, 2005 compared to $301,000 for the same period in 2004. This increase was due to increased payments to the Company’s auditing firms for services related to contingency planning, for Sarbanes-Oxley compliance and for additional work related to the Company’s annual report. In addition, legal and accounting costs were incurred in connection with the tender offer for the Company’s common stock that was completed in the second quarter of 2005. Marketing and advertising expense decreased $63,000, or 17.7%, to $293,000 for the year ended December 31, 2005 down from $356,000 for the same period in 2004. The decrease was due to an overall cost reduction strategy. Loan and collection expense increased $21,000, or 6.5%, to $343,000 for the year ended December 31, 2005 up from $322,000 for 2004. The increase is primarily due to costs associated with the maintenance and disposition of the other real estate assets (OREO). For the year ended December 31, 2005, director and shareholder expense increased $46,000, or 34.8%, to $178,000 compared to $132,000 for the same period in 2004. This increase is due to an increase in directors fees as well as an increase in the number of directors from 2004 to 2005. Other non-interest expense decreased $127,000, or 16.8%, to $628,000 for the year ended December 31, 2005 compared to $755,000 for the same period in 2004. The decrease is due to an overall cost reduction strategy implemented by management.

2004.  For the twelve months ended December 31, 2004, total non-interest expenses declined $301,000, or 2.5%, to $11.8 million from $12.1 million during the same period in 2003. Various non-interest expenses increased during 2004, while other categories of non-interest expenses decreased. For the twelve months ended December 31, 2004, compensation and employee benefit expenses declined $380,000, or 5.0%, to $7.2 million from $7.6 million during the same period in 2003. A decline in residential mortgage loan-related incentive compensation accounted for the decrease. Occupancy and equipment expense increased $24,000, or 1.7%, to $1.42 million for the twelve months ended December 31, 2004 compared to $1.39 million for the same period in 2003. Various technology expenditures to upgrade operational capabilities were incurred during 2004, including digital check imaging. Postage and delivery expense decreased $7,000, or 2.2%, to $305,000 for the twelve months ended December 31, 2004 compared to $312,000 during the same period in 2003. Professional services decreased by $51,000, or 14.5%, to $301,000 for the twelve months ended December 31, 2004 from $352,000 for the same period in 2003. Outside services decreased $58,000 or 54.2% to $1.0 million for the twelve months ended December 31, 2004 from $1.1 million during the same period in 2003. The decrease in 2004 is due to reduced employee recruitment costs and to the reduction in reliance on temporary mortgage processing help provided by outside agencies. Marketing and advertising expense increased $184,000, or 107.0%, to $356,000 for the twelve months ended December 31, 2004 compared to $172,000 for the same period in 2003. The increase in 2004 is due primarily to the Company initiating a campaign to develop a new brand identity throughout its market area. Loan and collection expense decreased by $135,000 or 29.5% to $322,000 for the twelve months ended December 31, 2004 compared to $457,000 for the same period in 2003. The decrease in 2004 was due to the curtailment of an accounts receivable financing program during the fourth quarter of 2004. Other noninterest expenses increased $120,000, or 18.9%, to $755,000 for the twelve months ended December 31, 2004 compared to $635,000 during the same period in 2003. Such change in other noninterest expenses is considered typical in the normal course of business.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Federal Income Tax Expense
The provision for federal income tax associated with continuing operations declined $0.4 million, or 39.8%, to $0.6 million (23.7% of pretax income from continuing operations) for the twelve months ended December 31, 2005 compared to $1.0 million (31.7% of pretax income from continuing operations) for the same period in 2004. The reduction in federal income tax provision, as well as the lower percentage of tax provision to pretax income, is partially attributable to lower pretax income from continuing operations. In addition the Company recognized an expense reduction of $200,000 related to an excess accrual for federal income tax specifically related to final accounting for the sale of the Bank of Washtenaw in 2004. This excess accrual was determined by management after completion of the 2004 federal income tax return and detailed analysis of the 2004 and 2005 federal income tax liabilities, which was performed in the fourth quarter of 2005. Federal income tax expense was adjusted in the fourth quarter related to this change in accounting estimate.

In 2004, the Company also recognized a $2.6 million provision for federal income tax associated with the sale of its former subsidiary, the Bank of Washtenaw.

Liquidity and Capital Resources
Liquidity is the ability to meet current and future financial obligations, including the ability to have funds available to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. The Company’s primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management’s assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and immediate-term U.S. Government and agency obligations.

The Company’s most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company’s operating, financing, lending and investing activities during any given period. At December 31, 2005, cash and short-term investments totaled $11.3 million and securities classified as available for sale totaled $25.4 million. However, available-for-sale securities with a market value of $16.1 million were pledged as collateral for Treasury Tax & Loan accounts and repurchase agreements and therefore were not available for liquidity needs. The amortized cost of the available-for-sale securities was more than the fair value at year end, primarily as the result of increasing interest rates, which resulted in an unrealized loss of $460,000 within the investment portfolio. This unrealized loss, however, is normal given interest rate changes and does not represent a permanent impairment of value to the investment portfolio. Management does not consider such an unrealized loss a material risk to the Company’s capital. Management does not believe the sale of any of the Company’s securities would materially affect the overall financial condition of the Company. Management believes it has sufficient liquidity and sources of funds to meet its obligations.

Financing activities consist primarily of activity in deposit accounts, overnight borrowings from our correspondent banks and FHLB advances. The Bank experienced a net increase in total deposits of $10.8 million for the year ended December 31, 2005. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Bank and its local competitors and other factors. To help fund the increased loan demand, the Bank has increased its level of public funds CDs.

The Bank’s borrowing position increased in 2005 to $39.6 million as of December 31, 2005 up from $12.5 million at December 31, 2004. As of December 31, 2005, the Bank had the ability to borrow a total of $21.9 million from the FHLB based upon the amount of collateral pledged, of which $16.9 million was outstanding at that date. The Bank has contractual payments due on FHLB advances totaling $14.0 million in 2006. In addition to the FHLB, the Bank had available borrowings on a line-of-credit of $10.0 million from a correspondent bank, of which $9.0 million was outstanding at December 31, 2005. The Bank also had outstanding advances on repurchase agreements totaling $13.7 million at December 31, 2005, based on the collateral pledged. Additional advances could be obtained through repurchase agreements, provided additional collateral is pledged. Repurchase agreements are terminable upon demand.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. The Bank’s capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

At December 31, 2005 and December 31, 2004, the Company and the Bank exceeded all regulatory minimum capital requirements. For bank holding companies there is no “well-capitalized” designation. The Bank continues to maintain sufficient risk-based capital levels to remain categorized as “well-capitalized” under federal regulatory requirements.

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required to be Well-Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total capital (to risk weighted assets)
Consolidated	$37.3	15.2%	$19.6	>=8.0%	n/a	n/a
Bank of Lenawee	$33.3	13.7%	$19.4	>=8.0%	$24.3	>=10.0%
Tier 1 Capital (to risk weighted assets)
Consolidated	$34.7	14.1%	$ 9.8	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	12.6%	$ 9.7	>=4.0%	$14.5	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$34.7	12.4%	$11.2	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	10.7%	$11.5	>=4.0%	$14.3	>=5.0%
December 31, 2004
Total Capital (to risk weighted assets)
Consolidated	$43.9	20.4%	$17.3	>=8.0%	n/a	n/a
Bank of Lenawee	$30.8	15.2%	$16.2	>=8.0%	$22.2	>=10.0%
Tier 1 Capital (to risk weighted assets)
Consolidated	$41.4	19.2%	$ 8.6	>=4.0%	n/a	n/a
Bank of Lenawee	$28.3	14.0%	$ 8.1	>=4.0%	$13.3	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$41.4	13.4%	$12.4	>=4.0%	n/a	n/a
Bank of Lenawee	$28.3	10.9%	$10.4	>=4.0%	$12.4	>=5.0%

On May 29, 2005, the Company purchased 128,832 of its common shares at $66.00 per share pursuant to its self tender offer, which expired May 20, 2005. The aggregate cost of the purchase was approximately $8.6 million, including fees and expenses of approximately $91,000. The Company utilized available cash and short-term investments to fund this transaction. Based on the foregoing, the Company considers its liquidity and capital resources sufficient to meets its outstanding short-term and long-term needs.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations
The following table presents contractual obligations as of December 31, 2005 (000’s omitted):

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Time deposits	$ 91,909	$67,191	$21,320	$3,398	-
Long-term debt obligations (FHLB advances)	16,901	14,016	1,228	1,657	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations*	265	53	106	106	-
Junior subordinated debenture	5,000	-	-	-	5,000
Purchase agreements	-	-	-	-	-

Total	$114,075	$81,260	$22,654	$5,161	$5,000

* Annual inflation adjustments to the operating lease obligation, based on changes in the Consumers Price Index, will take effect in 2006 (sixth year of ten year lease). Inflation adjustments are not estimated in this presentation.

Long-term obligations consist of time deposits (certificates of deposit), advances from the FHLB and junior subordinated debentures. The above schedule represents principal payments only and does not include interest (where applicable).

The Company has contractual payments due on time deposits and FHLB advances totaling $67.2 million and $14.0 million, respectively, in 2006. The Company anticipates that a significant portion of maturing time deposits will be renewed and retained. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid. FHLB advances may be renewed, and additional advances obtained, at prevailing market rates. At December 31, 2005 the Company had the ability to borrow an additional $5.0 million from the FHLB based on the amount of collateral pledged. The availability to borrow from the FHLB varies depending on the amount of collateral available for pledging.

The following table presents loan commitments by time period as of December 31, 2005 (000’s omitted):

	Amount of commitment expiration per period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commitments to grant loans	$ 7,370	$ 7,370	$ -	$ -	$
Unfunded commitments under lines of credit	61,242	44,743	-	-	16,499
Commercial and standby letters of credit	3,051	3,051	-	-	-

Total	$71,663	$55,164	$ -	$ -	$16,499

Commitments to grant loans are governed by the Company’s credit underwriting standards, as established in the Company’s Loan Policy. As the above schedule illustrates, in general, it is the Company’s practice to grant loan commitments for a finite period of time, usually lasting one year or less. The most significant departure from this practice involves home equity lines of credit (“HELOC’s”). The Company’s HELOC’s have a contractual draw period of 120 months. The Company has the ability to suspend the draw privileges on a HELOC where a default situation or other impairment issue is identified.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk
The Company’s primary market risk exposure is interest rate risk (“IRR”) and, to a lesser extent, liquidity risk. The Company’s transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Also, the Bank has a limited exposure to commodity prices related to agricultural loans. Any impact that changes in foreign exchange rate and commodity prices would have on interest rates is assumed to be insignificant.

Interest rate risk is the exposure of the Company’s financial condition to adverse movements in interest rates. IRR is generated from differences in the maturities or timing of interest rate adjustments of the Company’s assets, liabilities and off-balance-sheet instruments; from changes in the slope of the yield curve; from imperfect correlations in the adjustment of interest rates earned and paid on different financial instruments with otherwise similar repricing characteristics; and from interest rate related options embedded in the Company’s products such as prepayment and early withdrawal options.

The Company employs several measures to monitor and manage interest rate risk, including interest sensitivity and income simulation analyses. An interest income simulation model is the primary tool used to assess IRR. The simulation model is used to estimate the effect that certain changes in interest rate changes would have on twelve months of pretax net interest income assuming an immediate and sustained up or down proportional change in interest rates of 200 basis points. Key assumptions in the model include prepayment speeds of various types of loans, loan volumes and pricing, and management’s determination of core deposit sensitivity. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions.

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates as of December 31, 2005 and 2004. The Company had no derivative financial instruments, or trading portfolio, as of those dates. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument’s contractual maturity date for expectations of prepayments. Expected maturity date values for non-maturity interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.

The following table presents principal/notional contractual maturities at December 31, 2005 (000’s omitted):

Principal Amount Maturing In:

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Gross loans	$ 54,724	$ 10,302	$ 9,072	$ 11,275	$ 16,010	$ 136,215	$237,598	$235,553
Average interest rate	7.2%	7.1%	6.9%	6.5%	6.7%	6.7%
Debt & equity securities	$ 11,323	$ 14,527	$ -	$ 176	$ 1,091	$ 1,715	$ 28,832	$ 28,832
Average interest rate	3.6%	3.1%	0.0%	5.4%	3.8%	5.2%
Other interest-earning assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing
demand deposits	$ 73,486	$ -	$ -	$ -	$ -	$ -	$ 73,486	$ 73,661
Average interest rate	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Time deposits	$ 67,191	$ 17,503	$ 3,817	$ 1,176	$ 2,222	$ -	$ 91,909	$ 91,669
Average interest rate	3.4%	3.3%	3.3%	3.4%	4.8%	0.0%
Other borrowings	$ 31,679	$ 6,228	$ 1,657	$ -	$ -	$ 5,000	$ 44,564	$ 44,321
Average interest rate	4.2%	3.8%	2.9%	0.0%	0.0%	8.4%

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents principal/notional contractual maturities at December 31, 2004 (000’s omitted):

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Gross loans	$ 43,959	$ 17,065	$ 15,784	$ 11,452	$ 11,689	$ 107,210	$207,159	$206,455
Average interest rate	6.3%	6.7%	6.6%	6.6%	6.6%	6.1%
Debt & equity securities	$ 10,988	$ 7,926	$ 6,113	$ 724	$ -	$ 5,233	$ 30,984	$ 30,984
Average interest rate	3.3%	3.0%	3.2%	4.1%	0.00%	1.7%
Other interest-earning assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
RATE-SENSITIVE LIABILITIES
Savings & interest bearing
demand deposits	$ 85,022	$ -	$ -	$ -	$ -	$ -	$ 85,022	$ 85,019
Average interest rate	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%
Time deposits	$ 44,343	$ 15,781	$ 5,193	$ 1,987	$ 936	$ 2,523	$ 70,763	$ 70,571
Average interest rate	2.2%	2.8%	2.6%	3.1%	3.4%	0.0%
Other borrowings	$ 6,614	$ 4,020	$ 228	$ 1,656	$ -	$ 5,000	$ 17,518	$ 17,513
Average interest rate	3.0%	5.9%	2.9%	2.9%	0.0%	6.4%

Disclosure Controls and Procedures
The Company’s management is responsible for establishing and maintaining adequate internal controls over the financial reporting process to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Additionally, the Company’s principal executive officer (the Company’s chief executive officer) and principal financial officer (the Company’s chief financial officer) are required to evaluate internal controls of the financial reporting process. The framework for evaluating the internal controls of the financial reporting process consists of, but is not limited to, the following criteria:
o	Evaluation of financial reporting internal controls is an on-going process that incorporates the evaluation and review for accuracy and completeness of the various internal and external reporting activities conducted throughout each fiscal year. Such reviews are completed in the normal course of business on a periodic basis consistent with the frequency of the reporting activity and include:
•	Review and discussion of various internal reporting activities designed to identify and disclose items of a material nature to management and the Board of Directors.
•	Periodic retention of external specialists to review and analyze various activities.
•	Preparation and review of monthly financial information that is provided to the Board of Directors and management.
•	Review and maintenance of supporting documentation utilized to prepare interim financial information, regulatory reports and quarterly and annual financial statements.
•	Review of interim financial reports and supporting documentation in connection with preparation of financial reports and financial statements to evaluate accuracy and consistency.
•	Evaluation of various estimates and related methodologies, including those typical for banks and bank holding companies. Primarily, these consist of the allowance for loan and lease losses, mortgage servicing rights and tax provisions. Other estimates, including supporting documentation and methodologies, are reviewed, such as accrual of various operating expenses where there is a timing difference between the incurrence of and payment of such expenses.

The Company’s Chief Executive Officer and the Chief Financial Officer, based on such evaluations noted above of the Company’s financial reporting controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) as of the end of the period covered by this Form 10-K Annual Report, have concluded that the Company’s financial reporting controls and procedures were adequate and effective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentation.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Common Stock Data
The Company’s common stock is traded on the over-the-counter market under the stock symbol PVLN.OB. There is limited trading volume of the Company’s common shares of stock.

The following table sets forth the range of high and low sales prices of the Company’s common stock during 2005, 2004, and 2003, based on information made available to the Company, as well as per share cash dividends declared during those periods. The prices shown below reflect inter-dealer prices and may not include retail markups, markdowns, or commissions. The Company is not necessarily aware of all trades of its common stock, therefore other transactions at prices outside the ranges listed below may have occurred:

	Sales Prices (1)		Cash Dividends
	High	Low	Declared (1)
2005
First Quarter	$ 59.80	$ 55.00	$ 0.24
Second Quarter	$ 67.00	$ 53.00	$ 0.24
Third Quarter	$ 55.00	$ 50.00	$ 0.24
Fourth Quarter	$ 50.25	$ 46.15	$ 0.24

2004
First Quarter	$ 52.50	$ 48.25	$ 0.24
Second Quarter	$ 55.00	$ 51.30	$ 0.24
Third Quarter	$ 65.00	$ 52.75	$ 0.24
Fourth Quarter	$ 61.00	$ 57.50	$ 0.50

2003
First Quarter	$ 45.71	$ 38.81	$ 0.21
Second Quarter	$ 49.52	$ 43.33	$ 0.22
Third Quarter	$ 51.43	$ 44.05	$ 0.22
Fourth Quarter	$ 49.52	$ 45.71	$ 0.44

(1)     All per share data has been adjusted to reflect stock splits and stock dividends including a stock dividend of 5% declared on December 19, 2003 and issued on January 30, 2004 to shareholders as of January 16, 2004.

Total authorized shares of the Company’s common stock are 3,000,000, of which 736,765 shares were issued and outstanding as of March 10, 2006. There were approximately 600 shareholders of record, including trusts and shares jointly owned, as of that date.

The holders of the Company’s common stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of funds legally available for that purpose. Dividends have typically been declared on a quarterly basis. In determining dividends, the Board of Directors considers the earnings, capital requirements and financial condition of the Company and the Bank, along with other relevant factors. The Company’s principal source of funds for cash dividends is the dividends paid to the Company by the Bank. Dividends are declared at the sole discretion of the Board of Directors. Historical practice for dividends is not a guarantee of future dividends. Additionally, the ability of the Company and the Bank to pay dividends is subject to regulatory restrictions and requirements.