Form 10-K, Exhibit 13
period 2006-12-31
PAVILION BANCORP INC
filed 2007-03-20
CIK 1112477

Exhibit 13

Rule 14a-3 Annual Report to Security Holders

2006
Annual Report

This is Pavilion Bancorp, Inc.’s (the “Company”) 2006 Annual Report to shareholders, which contains the Company’s audited consolidated financial statements and a detailed financial review. Although attached to the Company’s proxy statement, this report is not part of the Company’s proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the “SEC”) except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 2006 Summary Annual Report to Shareholders accompanies the proxy statement and the 2006 Annual Report to Shareholders. This report presents information concerning the business and financial results of the Company in a format and level of detail that the Company believes shareholders will find useful and informative.

Shareholders who would like to receive additional information than that contained in this 2006 Annual Report are invited to request the Company’s Annual Report on Form 10-K. Pavilion Bancorp, Inc.’s Form 10-K Annual Report to the Securities and Exchange Commission will be provided to any shareholder without charge upon written request. Requests should be addressed to Pavilion Bancorp, Inc., Attention: Melissa Covell, 135 East Maumee Street, Adrian, Michigan 49221. You may also access our Annual Report on Form 10-K from the Company’s website: www.pavilionbancorp.com.

2006 ANNUAL REPORT
CONTENTS

SELECTED FINANCIAL DATA	3

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006 and 2005 and for twelve months ended December 31, 2006, 2005 and 2004

- REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

- CONSOLIDATED BALANCE SHEETS	5

- CONSOLIDATED STATEMENTS OF INCOME	6

- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	7

- CONSOLIDATED STATEMENTS OF CASH FLOWS	8

- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9

SELECTED QUARTERLY FINANCIAL DATA	33

- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	36

- DISCLOSURE CONTROLS AND PROCEDURES	58

SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2006	2005	2004	2003	2002

At year-end:
Total assets	$295,023	$287,881	$259,322	$323,382	$287,286
Loans receivable	$246,129	$237,598	$207,159	$209,467	$184,837
Deposits	$235,944	$210,748	$199,992	$202,366	$189,046
Shareholders' equity	$27,936	$26,384	$31,857	$26,524	$25,069
For the year:
Total interest income	$18,875	$16,130	$14,885	$15,039	$16,201
Total interest expense	7,050	4,449	2,795	3,252	4,777

Net interest income	11,825	11,681	12,090	11,787	11,424
Provision for loan losses	333	342	693	595	667
Noninterest income	3,068	3,277	3,566	5,840	5,625
Noninterest expense	11,088	12,075	11,809	12,110	11,384

Income before income taxes	3,472	2,541	3,154	4,922	4,998
Provision for income tax	1,071	603	1,001	1,563	1,590

Net income from continuing operations	2,401	1,938	2,153	3,359	3,408

Discontinued operation
Income (loss) from operation of discontinued component	-	-	724	(173)	(816)
Gain on sale of discontinued component	-	-	6,990	-	-
Provision (benefit) for income tax	-	-	2,735	(49)	(263)

Income (loss) from discontinued operation	-	-	4,979	(124)	(553)
Net income	$2,401	$1,938	$7,132	$3,235	$2,855

Financial ratios:
From continuing operations
Return on average shareholders' equity	8.84%	6.66%	7.38%	13.02%	14.02%
Return on average assets	0.82%	0.71%	0.74%	1.10%	1.20%

From combined operations
Return on average shareholders' equity	8.84%	6.66%	24.43%	12.54%	11.74%
Return on average assets	0.82%	0.71%	2.45%	1.06%	1.01%

Per share data:
Cash dividends declared per share	$1.07	$0.96	$1.22	$1.09	$0.82
Dividend payout ratio	32.7%	38.9%	14.5%	28.8%	25.4%
Shareholders' equity per share	$38.50	$35.88	$37.38	$31.37	$30.16
Average equity to average assets	9.31%	10.64%	10.02%	8.45%	8.59%

Earnings per share from continuing operations
Basic	$3.27	$2.47	$2.54	$3.92	$3.85
Diluted	$3.26	$2.45	$2.52	$3.89	$3.83

Earnings per share from discontinued operation
Basic	$-	$-	$5.88	$(0.14)	$(0.63)
Diluted	$-	$-	$5.82	$(0.14)	$(0.62)

Net earnings per share
Basic	$3.27	$2.47	$8.42	$3.78	$3.23
Diluted	$3.26	$2.45	$8.34	$3.75	$3.21

All per share data has been adjusted to reflect stock splits and stock dividends, including a 5% stock dividend declared on December 19, 2003 and issued January 30, 2004.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Pavilion Bancorp, Inc.

We have audited the accompanying balance sheets of Pavilion Bancorp, Inc. as of December 31, 2006 and 2005, and the related statements of income, shareholders’equity, and cash flows for each year in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pavilion Bancorp, Inc. as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each year in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC Plante & Moran, PLLC

Auburn Hills, Michigan

March 9, 2007

PAVILION BANCORP, INC.
CONSOLIDATED BALANCE SHEETS

(000’s omitted)	December 31,
ASSETS	2006	2005

Cash and cash equivalents	$17,210	$11,308

Securities available for sale (Note 2)	17,828	25,407
Federal Home Loan Bank, Freddie Mac, FNMA stock	2,053	2,795
Federal Reserve Bank stock	630	630

Loans held for sale	377	927
Loans (Note 3)	246,129	237,598
Less: allowance for loan and lease losses (Note 4)	(2,817)	(2,683)

Net loans	243,312	234,915

Premises and equipment - net (Note 6)	8,175	6,135
Accrued interest receivable	1,930	1,651
Mortgage servicing rights (Note 5)	2,558	2,898
Other assets	950	1,215

Total assets	$295,023	$287,881

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Noninterest bearing	$46,291	$45,353
Interest-bearing (Note 7)	189,653	165,395

Total deposits	235,944	210,748

Federal funds purchased (Note 8)	6,601	9,000
Repurchase agreements (Note 8)	7,700	13,663
Federal Home Loan Bank advances (Note 8)	10,885	16,901
Accrued interest payable	851	667
Other liabilities	2,341	2,529
Subordinated debentures (Note 9)	-	5,000
Common stock in ESOP subject to repurchase obligation
(Note 11)	2,765	2,989

Total liabilities	267,087	261,497

SHAREHOLDERS' EQUITY (Notes 17 and 18)
Common stock and paid-in capital, no par value:
3,000,000 shares authorized; shares issued
and outstanding: 725,206-2006; 735,379-2005	10,629	10,724
Retained earnings	17,409	15,963
Accumulated other comprehensive loss	(102)	(303)

Total shareholders' equity	27,936	26,384

Total liabilities and shareholders' equity	$295,023	$287,881

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005, 2004

(000’s omitted, except per share data)	2006	2005	2004

Interest and dividend income
Loans receivable, including fees	$17,711	$14,951	$13,914
Debt securities:
Taxable	701	780	664
Tax-exempt	95	135	120
Federal funds sold	206	118	47
Dividend income	162	146	140

Total interest and dividend income	18,875	16,130	14,885

Interest expense
Deposits	5,467	3,334	2,144
Subordinated debentures	419	359	285
Other borrowed funds	1,164	756	366

Total interest expense	7,050	4,449	2,795

Net interest income	11,825	11,681	12,090

Provision for loan losses (Note 4)	333	342	693

Net interest income after provision for loan losses	11,492	11,339	11,397

Noninterest income
Service charges and fees	1,354	1,318	1,431
Net gain on sale of loans	976	1,390	1,516
Loan servicing fees, net of amortization (Note 5)	97	287	500
Other	641	282	119

Total noninterest income	3,068	3,277	3,566

Noninterest expense
Compensation and employee benefits (Note 11)	6,217	7,194	7,209
Occupancy and equipment	1,502	1,449	1,417
Postage and delivery	297	300	305
Professional services	536	673	301
Outside services	1,171	1,038	1,026
Marketing and advertising	166	272	342
Loan and collection	298	343	322
Director and shareholders (Note 12)	184	191	175
Other	717	615	712

Total noninterest expense	11,088	12,075	11,809

Income from continuing operations before income taxes	3,472	2,541	3,154
Income taxes from continuing operations (Note 10)	1,071	603	1,001

Income from continuing operations	2,401	1,938	2,153

Discontinued operation:
Income (loss) from discontinued operation,
net of income taxes of $0, $0, and $162	-	-	562
Gain on sale of discontinued component, net of
income tax expense of $0, $0, and $2,573	-	-	4,417

Income (loss) from discontinued operation	-	-	4,979

Net income	$2,401	$1,938	$7,132

	2006	2005	2004

Earnings per share from continuing operations
Basic	$3.27	$2.47	$2.54
Diluted	$3.26	$2.45	$2.52
Earnings per share from discontinued operation
Basic	$-	$-	$5.88
Diluted	$-	$-	$5.82
Net earnings per share
Basic	$3.27	$2.47	$8.42
Diluted	$3.26	$2.45	$8.34

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005, and 2004

(000’s omitted)	Common Stock Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance January 1, 2004	$10,675	$15,616	$233	$26,524
Comprehensive income:
Net income	-	7,132	-	7,132
Unrealized gains (losses) on securities	-	-	(423)
Tax effect	-	-	144

Total other comprehensive income	-	-	(279)	(279)

Total comprehensive income	-	-		6,853

Change in common stock subject to repurchase	(745)	-	-	(745)

Retirement of stock	(1)	-	-	(1)
Stock option expense	43	-	-	43
Stock options exercised	218	-	-	218
Cash dividends - $1.22 per share	-	(1,035)	-	(1,035)

Balance December 31, 2004	10,190	21,713	(46)	31,857
Comprehensive income:
Net income	-	1,938	-	1,938
Unrealized gains (losses) on securities	-	-	(389)
Tax effect	-	-	132

Total other comprehensive income	-	-	(257)	(257)

Total comprehensive income	-	-		1,681

Change in common stock subject to repurchase	1,555	-	-	1,555

Stock repurchase and retirement	(1,566)	(6,952)	-	(8,518)
Stock option expense	16	-	-	16
Stock options exercised	529	-	-	529
Cash dividends - $0.96 per share	-	(736)	-	(736)

Balance December 31, 2005	10,724	15,963	(303)	26,384
Comprehensive income:
Net income	-	2,401	-	2,401
Unrealized gains (losses) on securities	-	-	305
Tax effect	-	-	(104)

Total other comprehensive income	-	-	201	201

Total comprehensive income	-	-		2,602

Change in common stock subject to repurchase	(87)	-	-	(87)

Retirement of stock	(77)	(173)	-	(250)
Issuance of stock	10			10
Stock option expense	22	-	-	22
Stock options exercised	37	-	-	37
Cash dividends - $1.07 per share	-	(782)	-	(782)

Balance December 31, 2006	$10,629	$17,409	$(102)	$27,936

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

(000’s omitted)	2006	2005	2004

Cash flows from operating activities
Net income	$2,401	$1,938	$7,132
Adjustments to reconcile net income to
net cash from operating activities
Depreciation	715	688	579
Stock option expense	22	16	43
Stock award expense	10	-	-
Provision for loan losses	333	342	693
Gain on sale of discontinued operation	-	-	(6,990)
Deferred income tax (benefit) provision	(304)	(161)	483
Amortization on investment securities available for sale	21	34	188
Net loss on disposal of assets	9	89	-
Amortization of mortgage servicing rights	858	663	444
Origination of mortgage loans held for sale	(42,407)	(60,122)	(85,788)
Proceeds from sales of mortgage loans held for sale	43,415	60,173	86,884
Net gains on sale of mortgage loans	(976)	(1,390)	(1,207)
Net change in:
Deferred loan origination fees	(14)	(17)	-
Accrued interest receivable and other assets	(430)	(63)	396
Accrued interest payable and other liabilities	119	(1,684)	(6,921)

Net cash provided by (used in) operating activities	3,772	506	(4,064)
Cash flows from investing activities
Proceeds from:
Maturities, calls and principal payments on
securities available for sale	7,861	5,233	8,349
Sales of securities available for sale	990	-	-
Federal Home Loan Bank stock	742	-	-
Federal Reserve Bank stock	-	-	21
Proceeds from the disposition of premises and equipment	1	161	511
Proceeds from sale of discontinued operation	-	-	15,101
Purchases of:
Securities available for sale	(996)	(3,165)	(16,410)
Federal Home Loan Bank stock	-	(57)	(137)
Federal Reserve Bank stock	-	(270)	-
Premises and equipment, net	(2,756)	(1,346)	(1,407)
Net (increase) decrease in loans	(8,348)	(30,348)	1,726
Recoveries on loans charged-off	47	67	82

Net cash (used in) provided by investing activities	(2,459)	(29,725)	7,836
Cash flows from financing activities
Net change in deposits	25,196	10,756	(2,374)
Net change in short term borrowings	(8,362)	18,731	682
Redemption of subordinated debentures	(5,000)	-	-
Proceeds from FHLB advances	40,400	16,800	2,000
Repayment of FHLB advances	(46,416)	(8,485)	(635)
Redemption of ESOP/401k shares	(311)	-	-
Repurchase and retirement of common stock	(250)	(8,518)	-
Stock options exercised	37	529	218
Dividends paid	(705)	(986)	(1,035)

Net cash provided by (used in) financing activities	4,589	28,827	(1,144)

Net change in cash and cash equivalents	5,902	(392)	2,628
Cash and cash equivalents at beginning of year	11,308	11,700	9,072

Cash and cash equivalents at end of year	$17,210	$11,308	$11,700

Supplemental schedule of noncash activities
Transfer from: Loans to foreclosed real estate	$416	$295	$914

Cash paid for:	Interest	$6,866	$4,015	$3,894
	Income taxes	$1,268	$2,615	$805

See accompanying notes to the consolidated financial statements.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

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

Discontinued Operation: On July 16, 2004 Pavilion Bancorp, Inc. announced that it had signed a definitive agreement to sell the Bank of Washtenaw for $15,101,000 in cash. The sale was completed on October 29, 2004. In accordance with Financial Accounting Standard 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the financial position and results of operations of the Bank of Washtenaw are removed from the detail line items in the Company’s consolidated financial statements and presented separately as “discontinued operation.” Please refer to Note 16 to the Company’s Consolidated Financial Statements for additional information.

Nature of Operations and Industry Segments: The Company is a one-bank holding Company which conducts limited business activities. The Bank performs the majority of business activities.

The Bank provides a full range of banking services to individuals, agricultural businesses, commercial businesses and light industries located in its service area. The Bank maintains a diversified loan portfolio, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Bank offers a variety of deposit products, including checking accounts, savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Pavilion Mortgage Company originates personal mortgage loans, and the majority of the mortgage loans originated are sold on the secondary market. Pavilion Financial Services, Inc. owns interests in a title insurance and mortgage reinsurance agency. While the Company monitors the revenue stream of various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated into one operating segment. The principal markets for the Bank’s financial services are the communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through its offices located in Lenawee and Hillsdale Counties in Michigan.

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities: Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. There were no such investments at December 31, 2006 and 2005. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities held to maturity and securities available for sale below their cost that are deemed to be other than temporary (if any) are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been impacted, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock: Federal Home Loan Bank stock (“FHLBI stock”) and Federal Reserve Bank stock (“FRB stock”) are considered restricted investment securities and are carried at cost. Purchases and sales of FHLBI stock are made directly with the FHLBI at par value. Purchases and sales of FRB stock are made directly with the Federal Reserve at par value.

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

Uncollected accrued interest attributable to the current fiscal year on loans that are placed on nonaccrual or charged-off is reversed against interest income. Uncollected accrued interest attributable to prior fiscal year(s) is reversed against the allowance for loan and lease losses. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreclosed Assets: Assets acquired through, or in lieu of, foreclosure are held-for-sale and are initially recorded at fair value (less cost to sell) at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned amounts to $169,000 and $549,000 at December 31, 2006 and 2005 and are included in other assets.

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

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” which requires that compensation costs related to share-based payment transactions be recognized in the financial statements. SFAS 123R eliminates the alternative to use the intrinsic method of accounting provided for in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees or directors if certain conditions were met.

On January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. SFAS 123R requires all share-based payments to employees or non-employee directors, including stock options, to be recognized as expense in the consolidated statement of earnings based on their fair values. Prior to SFAS 123R, only certain pro forma disclosures were required. The amount of compensation is measured at fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding at December 31, 2005. Consequently, compensation cost is recorded for prior option grants that vest on or after January 1, 2006, the date of adoption.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on net income and earnings per share as of and for the years ended December 31, 2006, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based compensation (000’s omitted):

	2006	2005	2004

Net income as reported	$2,401	$1,938	$7,132
Add: Stock-based compensation expense included in reported net income, net of related tax effects	15	11	28
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(15)	(74)	(65)

Pro forma net income	$2,401	$1,875	$7,095

Basic earnings per share - As reported	$3.27	$2.47	$8.42
Basic earnings per share - Pro forma	$3.27	$2.38	$8.34

Diluted earnings per share - As reported	$3.26	$2.45	$8.34
Diluted earnings per share - Pro forma	$3.26	$2.37	$8.30

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per common share have been computed based on the following (000’s omitted):

	2006	2005	2004

Net income	$2,401	$1,938	$7,132

Average number of common shares outstanding
used to calculate basic earnings per share	734,352	785,117	846,221

Effect of dilutive options	1,680	4,762	8,682

Average number of common shares outstanding
used to calculate diluted earnings per
common share	736,032	789,879	854,903

Number of antidilutive stock options
excluded from the diluted earnings per share
computation	21,215	5,250	-

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

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance-sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Reclassifications: Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements:

Servicing of Financial Assets
In March 2006, the Financial Accounting Standards Board issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” an amendment of FASB Statement No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS No. 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. Management intends to implement the initial fair value recognition provisions of this pronouncement beginning January 1, 2007, but is still evaluating whether to continue with the amortization method for subsequent measurement or elect the fair value subsequent measurement method.

Accounting for Uncertainty in Income Taxes
In July 2006, the Financial Accounting Standards Board issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006 and would be recognized with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. Adoption of this interpretation is not expected to have a material effect on the results of operations or financial condition of the Company.

Establishing Standards on Measuring Fair Value
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company’s financial condition, results of operations or liquidity.

Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 amends SFAS No. 87, 88, 106, and 123(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of the defined benefit pension or postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. The Company is a participant in a multi-employer defined benefit plan, which is not within the scope of this pronouncement. This standard is not expected to have an impact on the Company’s financial condition, results of operations or liquidity.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 2 — SECURITIES

The amortized cost and estimated fair market value of available-for-sale securities are as follows at December 31, 2006 and 2005 (000’s omitted):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

2006
U.S. Treasury & government agencies	$14,496	$7	$169	$14,334
Obligations of states & political subdivisions	2,507	34	14	2,527
Mortgage-backed securities	979	-	12	967

Total available for sale securities	$17,982	$41	$195	$17,828

2005
U.S. Treasury & government agencies	$20,164	$-	$441	$19,723
Obligations of states & political subdivisions	4,350	31	32	4,349
Mortgage-backed securities	1,353	5	23	1,335

Total available for sale securities	$25,867	$36	$496	$25,407

Contractual maturities of securities at December 31, 2006 are as follows. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately (000’s omitted):

	Available-for-Sale
	Amortized Cost	Market Value

Due in one year or less	$14,530	$14,353
Due from one to five years	1,523	1,525
Due from five to ten years	550	564
Due after ten years	400	419

Total debt securities	17,003	16,861
Mortgage-backed securities	979	967

Total	$17,982	$17,828

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 2 — SECURITIES (continued)

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position are as follows (000’s omitted):

At December 31, 2006	Less Than Twelve Months		Twelve Months or More

	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

Available-for-sale securities:

U.S. treasury & government agencies	$-	$-	$169	$13,330
Obligations of states & political
subdivisions	-	-	14	1,241
Mortgage-backed securities	-	-	12	706

Total available-for-sale securities	$-	$-	$195	$15,277

At December 31, 2005	Less Than Twelve Months		Twelve Months or More

	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

Available-for-sale securities:

U.S. treasury & government agencies	$-	$-	$441	$19,723
Obligations of states & political
subdivisions	10	1,676	22	1,230
Mortgage-backed securities	-	-	23	915

Total available-for-sale securities	$10	$1,676	$486	$21,868

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

Securities with a fair value of approximately $13,431,000 and $16,102,000 at December 31, 2006 and 2005 were pledged to secure repurchase agreements and other borrowings. Of the $13,431,000 pledged in 2006, $13,133,000 was pledged to secure repurchase agreements with third party financial institutions and certain customers and $298,000 was pledged to the Federal Reserve Bank as security for treasury tax and loan (TT&Ls) accounts.

NOTE 3 – LOANS RECEIVABLE

Major categories of loans in the portfolio are as follows at December 31, 2006 and 2005 (000’s omitted):

	2006	2005

Commercial	$133,545	$125,378
Agricultural	39,656	38,778
Residential mortgage	30,255	28,113
Residential construction	10,896	11,902
Home equity lines of credit	19,163	20,693
Consumer	12,614	12,734

Total loans receivable	$246,129	$237,598

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 3 – LOANS RECEIVABLE (continued)

Certain directors and executive officers of the Company, including associates of such persons, were loan customers of the Company during 2006 and 2005. A summary of aggregate related-party loan activity for loans aggregating $50,000 or more to any related party at December 31, 2006 and 2005 is as follows (000’s omitted):

	2006	2005

Balance at January 1	$4,925	$5,140
New loans	68	1,440
Repayments	(881)	(1,655)

Balance at December 31	$4,112	$4,925

NOTE 4 — ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses for the twelve months ended December 31, 2006, 2005 and 2004 are as follows (000’s omitted):

	2006	2005	2004

Beginning balance	$2,683	$2,495	$2,302
Charge-offs	(246)	(221)	(582)
Recoveries	47	67	82
Provision for loan losses	333	342	693

Ending balance	$2,817	$2,683	$2,495

Impaired loans at December 31, 2006, 2005 and 2004 are as follows (000’s omitted):

	2006	2005	2004

Impaired loans with no allowance for loan and lease losses allocated	$-	$-	$13
Impaired loans with allowance for loan and lease losses allocated	$2,082	$1,404	$900
Total impaired loans	$2,082	$1,404	$913
Amount of the allowance allocated to impaired loans	$240	$254	$151
Average investment in impaired loans	$1,430	$1,269	$1,006
Interest income recognized during impairment	$48	$27	$14

No additional funds are committed to be advanced in connection with impaired loans.

Nonperforming loans at December 31, 2006 and 2005 were as follows (000’s omitted):

	2006	2005

Loans past due over 90 days still accruing interest	$668	$672
Nonaccrual loans	$2,728	$1,104

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 5 — LOAN SERVICING

The Bank routinely sells to investors its originated residential mortgage loans. The unpaid principal balance of loans serviced for others was approximately $375,841,000, $376,036,000, and $374,022,000 at December 31, 2006, 2005 and 2004 and are not included in the accompanying consolidated balance sheets. Related escrow balances were $1,215,000, $958,000, and $408,000 December 31, 2006, 2005, and 2004.

The key economic assumptions used in determining the fair value of the mortgage servicing rights are as follows:

	December 31,
	2006	2005

Annual constant prepayment speed	12.69	7.48
Weighted average life (in months)	35	27
Discount rate	8.50%	8.50%

At December 31, 2006 and 2005 the estimated fair value of the mortgage loan servicing portfolio was $3.5 million and $4.6 million, respectively. The fair value of the mortgage servicing rights is based on the above assumptions.

Activity for capitalized mortgage servicing rights was as follows (000’s omitted):

	2006	2005	2004

Beginning balance	$2,898	$2,827	$2,739
Mortgage servicing rights capitalized	518	734	532
Mortgage servicing rights amortized	(858)	(663)	(444)

Ending balance	$2,558	$2,898	$2,827

There was no valuation allowance at December 31, 2006, 2005 and 2004 for mortgage servicing rights.

NOTE 6 — PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment at December 31, 2006 and 2005 are summarized as follows (000’s omitted):

	2006	2005

Land	$2,110	$561
Buildings and improvement	6,399	5,343
Furniture and equipment	5,853	5,135
Construction in process	474	1,041

Total premises and equipment	14,836	12,080
Less: accumulated depreciation	(6,661)	(5,945)

Net carrying amount	$8,175	$6,135

The Company is currently constructing a new branch with a total estimated cost of $1,808,000 (excluding cost of land totaling approximately $765,000), of which $235,000 has been incurred through December 31, 2006. The estimated cost to complete construction is approximately $1,573,000. Completion is expected in May 2007.

The Company has also acquired a parcel of land at a cost of approximately $503,000 in Adrian for the purpose of constructing another branch scheduled for completion in late 2008. Except for the cost of the land acquisition, no significant costs have been incurred or committed through December 31, 2006.

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $715,000, $688,000 and $579,000, respectively.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 6 — PREMISES AND EQUIPMENT (continued)

Future minimum rental commitments under non-cancelable operating leases are as follows at December 31, 2006: $78,000 per year for each year ending December 31, 2007, 2008, and 2009, and $53,000 for the year ending December 31, 2010. One lease is in the seventh year of a ten year lease. The lease provides for inflationary adjustments to the cost of the lease based upon changes in the Consumers Price Index beginning in 2006. No increase was made in the lease rate in the current year.

NOTE 7 — DEPOSITS

The following table summarizes interest-bearing deposits at December 31, 2006 and 2005 (000’s omitted):

	2006	2005

NOW accounts	$28,722	$26,273
Savings	44,488	47,213
Certificates of deposit:
$100,000 and over	72,870	55,056
Under $100,000	43,573	36,853

Total interest-bearing deposits	$189,653	$165,395

Stated maturities of time deposits at December 31, 2006 are as follows (000’s omitted):

2007	$104,220
2008	6,240
2009	2,025
2010	3,498
2011	459
Thereafter	1

$116,443

The following table indicates the schedule of maturities for certificates of deposit with a minimum denomination of $100,000:

	2006	2005

Three months or less	$27,605	$25,091
Over three months through six months	31,750	13,380
Over six months through twelve months	8,065	9,322
One to two years	2,114	5,139
Thereafter	3,336	2,124

Total	$72,870	$55,056

NOTE 8 — BORROWED FUNDS

Borrowed funds at December 31, 2006 and 2005 are as follows (000’s omitted):

	2006	2005

Federal funds purchased	$6,601	$9,000
Repurchase agreements - customers	2,700	3,663
Repurchase agreements - financial institutions	5,000	10,000
Federal Home Loan Bank advances	10,885	16,901

Total borrowed funds	$25,186	$39,564

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 8 — BORROWED FUNDS (continued)

Federal funds purchased totaled $6,601,000 and $9,000,000 at December 31, 2006 and 2005, respectively. Federal funds purchased typically mature daily. The Bank utilizes a $10.0 million line of credit at a correspondent bank for this purpose. Rates on this line of credit ranged from 4.4375% to 5.50% during 2006. The weighted average interest rate at December 31, 2006 is 5.375%. The weighted average interest rate paid for the year ended December 31, 2006 was 5.69%.

Repurchase Agreements
The Company has repurchase agreements with Bank customers as well as third party financial institutions. Information concerning repurchase agreements at December 31, 2006 and 2005 are summarized as follows (000’s omitted):

Customer Repurchase Agreements
	2006	2005

Amount outstanding at year-end	$2,700	$3,663
Weighted average interest rate at year-end	1.91%	2.03%
Average daily balance during the year	$3,700	$5,304
Weighted average interest rate during the year	1.74%	1.55%
Maximum month-end balance during the year	$4,863	$14,177

Third Party Financial Institutions Repurchase Agreements
	2006	2005

Amount outstanding at year-end	$5,000	$10,000
Weighted average interest rate at year-end	3.88%	3.90%
Average daily balance during the year	$9,517	$5,649
Weighted average interest rate during the year	3.89%	3.90%
Maximum month-end balance during the year	$10,000	$10,000

Both customer and third party financial institution repurchase agreements are terminable upon demand.

Federal Home Loan Bank Advances
The Company has various term advances from the Federal Home Loan Bank of Indianapolis (“FHLBI”) with fixed and variable interest rates ranging from 2.93% to 5.28% at December 31, 2006 and from 2.93% to 4.90% at December 31, 2005. The weighted average interest rate at December 31, 2006 is 4.73%. Maturity dates range from February 2007 to May 2008. The weighted average remaining maturity at December 31, 2006 is 145 days, or May 25, 2007. Pursuant to collateral agreements with the FHLBI, the Company pledges various qualified one to four family mortgage loans as collateral for advances outstanding at the FHLBI. At December 31, 2006 and 2005 such pledged mortgage loans had outstanding balances of $21,616,000 and $31,752,000, respectively. Certain advances are subject to prepayment penalties and the provisions and conditions of the credit policies of the FHLBI.

Scheduled principal reductions on FHLBI advances at December 31, 2006 are as follows (000’s omitted):

2007	$9,000
2008	1,885

Total FHLBI advances	$10,885

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 9 – SUBORDINATED DEBENTURES

In December 2001, Lenawee Capital Trust I (“Capital Trust”), a trust formed by the Company, closed a pooled private offering of 5,000 Trust Preferred Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Trust Preferred Securities. The sole assets of Capital Trust are the junior subordinated debentures of the Company and payment thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Capital Trust under the Trust Preferred Securities. Distributions on the Trust Preferred Securities are payable semi-annually at a variable rate of interest and are included in interest expense in the consolidated financial statements. The variable rate of interest is equal to the sum of the six-month London Interbank Offered Rate and 3.75% with a maximum rate of 11.0% during the first five years. This subordinated debenture is considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines.

The Trust Preferred Securities, which mature December 8, 2031, were subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference plus accrued but unpaid distributions. The subordinated debentures were redeemable prior to the maturity date at the option of the Company on or after December 8, 2006 at their principal amount plus accrued but unpaid interest. The subordinated debentures were also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company had the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 5 consecutive years.

The Company redeemed the subordinated debentures on December 8, 2006 at their principal amount plus accrued but unpaid interest. As a result of this redemption, the Company recognized the deferred costs of the original issuance and redemption expense totaling approximately $145,000 before tax. As of December 31, 2005, the outstanding principal balance of the subordinated debentures was $5.0 million.

NOTE 10 – INCOME TAXES

Allocation of income taxes between current and deferred portions is as follows (000’s omitted):

	2006	2005	2004

Continuing Operations:
Current provision	$1,375	$764	$518
Deferred (benefit) provision	(304)	(161)	483

Total from continuing operations	1,071	603	1,001
Discontinued operation	-	-	2,735

Total	$1,071	$603	$3,736

Income tax expense from continuing operations calculated at the statutory federal income tax rate of 34% differs from actual income tax expense for continuing operations as follows (000’s omitted):

	2006	2005	2004

Statutory rates	$1,180	$864	$1,072
Increase (decrease) from:
Tax-exempt interest income	(52)	(74)	(88)
Non-deductible expenses	9	6	13
Change in accounting estimate and other	(66)	(193)	4

	$1,071	$603	$1,001

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 10 – INCOME TAXES (continued)

Year-end deferred tax assets and liabilities consist of (000’s omitted):

	2006	2005	2004

Deferred tax assets
Allowance for loan and lease losses	$756	$643	$609
Net deferred loan fees	-	13	26
Accrued pension liability	42	42	-
Net unrealized losses on securities available-for-sale	52	156	23
Other	268	206	230

Total deferred tax assets	1,118	1,060	888

Deferred tax liabilities
Depreciation	(509)	(537)	(590)
Mortgage servicing rights	(870)	(985)	(961)
Prepaid expenses	(73)	(58)	(138)
Other	(78)	(92)	(105)

Total deferred tax liabilities	(1,530)	(1,672)	(1,794)

Net deferred tax liability	$(412)	$(612)	$(906)

NOTE 11 — EMPLOYEE BENEFITS

Defined Benefit Pension Plan

The Bank is a participant in the multi-employer Financial Institutions Retirement Funds (“FIRF” or the “Plan”), which covers substantially all of its officers and employees. Effective January 1, 2006, all new employees will no longer be eligible to participate in the defined benefit pension plan in use at the Bank for its existing officers and employees. The Plan, for eligible employees with one year of service, provides benefits based on basic compensation and years of service. The Bank’s contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific Plan assets and accumulated benefit information for the Bank’s portion of the Plan are not available. Under the Employee Retirement Income Security Act of 1974 (“ERISA”), a contributor to a multiemployer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. Currently, the Bank does not intend to withdraw from the Plan, though management regularly reviews the structure of benefits offered for appropriateness and long-term cost effectiveness. The Bank has met the funding requirements in the Plan as of December 31, 2006. The expense of the Plan allocated to the Bank for the twelve months ended December 31, 2006 and 2005 was $341,344 and $347,817, respectively.

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 11 — EMPLOYEE BENEFITS (continued)

Effective January 1, 1996, the Company adopted an amendment to the Plan adding a so-called “cash or deferred” arrangement under Section 401(k) of the Internal Revenue Code and providing for elective contributions by employees (up to 20% of their eligible compensation) and matching contributions by the Company equal to 100% of each eligible employee’s elective contributions (but with the match capped at 2% of his or her eligible compensation). Matching contributions from the Company consist of the Company’s common shares. Since January 1, 1996, the Plan has been known as the Employee Stock Ownership and 401(k) Savings Plan. Expense relating to the 401(k) provision was $59,000, $100,000 and $108,000 in 2006, 2005 and 2004, respectively.

Accumulations of employer stock (now Company stock) allocated under the ESOP prior to 1995 continue to be allocated to employees and are to be held in the Trust until such employees become entitled to a distribution in accordance with the provisions of the Plan (normally at retirement or termination of employment for other reasons). At December 31, 2006 and 2005, the Trust held 57,001 and 61,636 of the Company’s stock, respectively, which includes both the ESOP and 401(k) portions of the plan. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase shares at the most recent appraised value in accordance with the terms and conditions of the ESOP portion of the Plan. Under the 401(k) portion of the plan, the Company’s matching contribution applied to the purchase of Company stock on behalf of a participant is distributed in cash at the most recent appraised value upon termination or voluntary separation from the Company. A participant in the 401(k) plan does not have an option to receive company stock. Additionally, employee contributions to the 401(k) plan, which may not be invested in Company stock, are also distributed in cash when the participant is terminated or voluntarily leaves the Company. As such, these shares are classified as a liability in the financial statements and reported at their redemption value. Changes in redemption value are reported as adjustments to equity. The appraised value of the shares of Company stock held by the Trust was $2,765,000 and $2,989,000 at December 31, 2006 and 2005, respectively.

NOTE 12 – STOCK BASED COMPENSATION

In December 2004, the FASB issued SFAS 123R (revised 2004), “Share-Based Payment,” (“SFAS 123R”) which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS 123R eliminated the alternative to use the intrinsic method of accounting previously allowed under APB 25, “Accounting for Stock Issued to Employees,” which generally did not require any compensation expense to be recognized in the financial statements for the grant of stock options to employees if certain conditions were met. Only certain pro forma disclosures of share-based payments were required.

On January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. SFAS 123R requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the consolidated statement of earnings based on their fair values. The amount of compensation expense is determined based on the fair value of the options when granted and is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to awards granted or modified on or after January 1, 2006, and to any unvested awards that were outstanding at December, 31 2005. Consequently, the compensation expense is recorded for prior option grants that vest on or after January 1, 2006, the date of adoption.

At December 31, 2006, the Company has two stock compensation plans. Stock option plans are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for 10 year periods and vest over five years. Additionally, the options that are awarded to a director will become fully vested when an active director reaches the age of 62. Prior to adoption of SFAS 123R, the Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Minimal stock-based employee compensation related to the Stock Option Plans was reflected in net earnings, as substantially all options granted under the Stock Option Plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 12 - STOCK BASED COMPENSATION (continued)

The fair value concepts were not changed significantly in SFAS 123R; however, in adopting this standard, companies must choose among alternative valuation models and amortization assumptions. The Company has elected to continue to use both the Black-Scholes option pricing model and the straight-line method of amortization of compensation expense over the requisite service period of the grant. The Company would reconsider use of the Black-Scholes model if additional information in the future indicates another model would be more appropriate at that time, or if grants issued in future periods have characteristics that could not be reasonably estimated using this model.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2005	2004

Risk-free interest rate	4.00%	3.75%
Expected option life	8 years	8 years
Expected dividend yield	2.14%	1.73%
Expected stock price volatility	25.07%	19.86%

The weighted average fair value of stock options granted was $15.85 and $11.43 for 2005 and 2004, respectively. There were no options granted in 2006.

The summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, January 1, 2006	30,791	$45.56
Granted	-	-
Exercised	(1,386)	17.65
Forfeited or expired	-	-

Outstanding, December 31, 2006	29,405	$46.76	5.2	$92,868

Options exercisable, end of period	25,331	$45.30	4.8	$92,868

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company’s closing stock price on the last trading day of our fiscal year ended 2006 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Out of the money options (options that have an exercise price that exceeds market value) are excluded from the computation as they are assumed to have no intrinsic value. This amount changes based on the fair market value of the Company’s stock.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was approximately $39,800, $326,700, and $169,500, respectively.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 12 - STOCK BASED COMPENSATION (continued)

The summary of the status of the Company’s nonvested shares as of December 31, 2006, and changes during the year then ended, is presented below:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value

Nonvested at January 1, 2006	5,692	$13.86
Granted	-	-
Vested	(1,618)	14.23
Forfeited	-	-

Nonvested at December 31, 2006	4,074	$13.71

As of December 31, 2006, there was $26,000, net of tax, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. This cost is expected to be fully amortized in four years, with half of the total amortization cost being recognized within the next 18 months. The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was approximately $22,000, $113,000, and $102,000, respectively.

NOTE 13 — COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent off-balance sheet credit risk (000’s omitted):

	2006	2005

Commitments to extend credit	$8,416	$7,370
Unfunded commitments under lines of credit	57,989	61,242
Commercial and standby letters of credit	2,430	3,051

	$68,835	$71,663

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 13 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (continued)

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

Required Reserves at the Federal Reserve Bank of Chicago: At December 31, 2006 and 2005 the required reserves at the Federal Reserve Bank of Chicago totaled $977,000 and $1,385,000, respectively. These reserves do not earn interest.

Legal Contingencies: Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 14 – PARENT-ONLY CONDENSED FINANCIAL STATEMENTS

The following represents the condensed financial statements of Pavilion Bancorp, Inc., (“Parent”) only. The Parent-only financial information should be read in conjunction with the Company’s consolidated financial statements.

The condensed balance sheets at December 31, 2006 and 2005 are as follows (000’s omitted):

	2006	2005

Assets
Cash and cash equivalents	$405	$3,208
Securities available for sale	521	1,129
Investment in subsidiaries	29,767	30,279
Other	264	159

Total assets	$30,957	$34,775

Liabilities & Shareholders' Equity
Subordinated debentures	$-	$5,000
Other	256	402
Common stock subject to repurchase in ESOP	2,765	2,989
Shareholders' equity	27,936	26,384

Total liabilities & shareholders' equity	$30,957	$34,775

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 14 - PARENT-ONLY CONDENSED FINANCIAL STATEMENTS (continued)

The Parent-only condensed statements of income for the years ended December 31, 2006, 2005 and 2004 are as follows (000’s omitted):

	2006	2005	2004

Dividends from subsidiaries	$3,600	$-	$1,750
Interest income	24	61	20
Interest expense	(419)	(359)	(285)
Other operating expense	(343)	(290)	(52)

Income (loss) before equity in undistributed
net income of subsidiary	2,862	(588)	1,433

(Excess) equity in undistributed net income
from subsidiaries	(715)	2,344	750

Income from continuing operations before
income taxes	2,147	1,756	2,183
Income tax (benefit) provision	(254)	(182)	30

Income from continuing operations	2,401	1,938	2,153
Income (loss) from discontinued operation,
net of income taxes, $0, $0, $162	-	-	562
Gain on sale of discontinued operation, net of tax	-	-	4,417

Net income	$2,401	$1,938	$7,132

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 14 - PARENT-ONLY CONDENSED FINANCIAL STATEMENTS (continued)

The condensed statements of cash flows for the years ended December 31, 2006, 2005 and 2004 are as follows (000’s omitted):

	2006	2005	2004

Cash flows from operating activities
Net income	$2,401	$1,938	$7,132
Adjustments to reconcile net income to net cash
from operating activities
Excess (equity) in undistributed net income of
subsidiaries	715	(2,344)	(750)
Gain on sale of discontinued operation	-	-	(6,990)
Amortization (accretion) of investment securities	7	10	(1)
Stock option expense	22	16	43
Stock award expense	10	-	-
Other	(329)	(2,362)	1,518

Net cash provided by (used in) operating activities	2,826	(2,742)	952

Cash flows from investing activities
Net proceeds from sale of discontinued operation	-	-	15,101
Purchase of securities available for sale	-	(3,165)	(1,755)
Proceeds from maturities of securities available for sale	600	3,985	162

Net cash provided by investing activities	600	820	13,508

Cash flows from financing activities
Redemption of subordinated debentures	(5,000)	-	-
Redemption and retirement of ESOP/401k shares	(311)	-	-
Repurchase of common stock	(250)	(8,518)	(1)
Stock options exercised	37	529	218
Dividends paid	(705)	(986)	(1,035)

Net cash used in financing activities	(6,229)	(8,975)	(818)

Net (decrease) increase in cash and cash equivalents	(2,803)	(10,897)	13,642

Beginning cash and cash equivalents	3,208	14,105	463

Ending cash and cash equivalents	$405	$3,208	$14,105

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Equities: Equities largely include Federal Home Loan Bank of Indianapolis stock and Federal Reserve Bank of Chicago stock. The carrying amounts of FHLBI and FRB stock approximate fair value based on their redemption provisions.

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

Federal Home Loan Bank advances: The fair value of the Company’s Federal Home Loan Bank of Indianapolis advances are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar borrowing arrangements.

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

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments at December 31, 2006 and 2005 are as follows (000’s omitted):

	2006		2005

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	$17,210	$17,210	$11,308	$11,308
Securities available-for-sale	17,828	17,828	25,407	25,407
Equities	2,683	2,683	3,425	3,425
Loans held for sale	377	380	927	936
Loans, net	243,312	241,566	234,915	232,870
Accrued interest receivable	1,930	1,930	1,651	1,651

Financial liabilities:
Demand and savings deposits	119,501	119,501	118,839	119,014
Time deposits	116,443	115,832	91,909	91,669
Federal funds purchased	6,601	6,601	9,000	9,000
Federal Home Loan Bank advances	10,885	10,871	16,901	16,795
Repurchase agreements	7,700	7,670	13,663	13,526
Accrued interest payable	851	851	667	667
Subordinated debentures	-	-	5,000	5,000

NOTE 16 – DISCONTINUED OPERATION

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

The condensed income statement (unaudited) for the twelve months ended December 31, 2006, 2005 and 2004 for Bank of Washtenaw is as follows (000’s omitted):

	2006	2005	2004

Interest income	$-	$-	$3,428
Interest expense	-	-	1,052

Net interest income	-	-	2,376
Provision for loan losses	-	-	19
Noninterest income	-	-	537
Noninterest expenses	-	-	2,170

Income (loss) before taxes	-	-	724

Income tax expense (benefit)	-	-	162

Net income (loss)	$-	$-	$562

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 17 — REGULATORY MATTERS

Beginning in the first quarter of 2006, the Company became exempt from the Capital Guidelines, as the Board of Governors of the Federal Reserve System increased the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a Bank Holding Company may qualify for an exemption from the Capital Guidelines. Under the revised regulatory financial reporting requirements, the Company will only be required to file parent-only financial data on a semi-annual basis. This change only impacts the Company and the Bank will continue to file necessary regulatory reports.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors. Prompt corrective action provisions are not applicable for bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts, and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

At December 31, 2006 the Bank was considered well-capitalized under the regulatory framework for prompt corrective action. The Bank’s actual capital amounts and ratios at December 31, 2006 and 2005 and the Company’s capital amounts and ratios at December 31, 2005 are presented in the following table (in millions):

	Actual		Minimum Required For Capital Adequacy Action Regulations		Minimum Required to be Well-Capitalized Under Prompt Corrective Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio

2006
Total capital (to risk weighted assets)
Bank of Lenawee	$32.7	12.5%	$20.9	>=8.0%	$26.1	>=10.0%
Tier 1 Capital (to risk weighted assets)
Bank of Lenawee	$29.9	11.4%	$10.5	>=4.0%	$15.7	>=6.0%
Tier 1 Capital (to average assets)
Bank of Lenawee	$29.9	10.4%	$11.5	>=4.0%	$14.4	>=5.0%

2005
Total Capital (to risk weighted assets)
Consolidated	$37.3	15.2%	$19.6	>=8.0%	n/a	n/a
Bank of Lenawee	$33.3	13.7%	$19.4	>=8.0%	$24.3	>=10.0%
Tier 1 Capital (to risk weighted assets)
Consolidated	$34.7	14.1%	$9.8	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	12.6%	$9.7	>=4.0%	$14.5	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$34.7	12.4%	$11.2	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	10.7%	$11.5	>=4.0%	$14.3	>=5.0%

As of December 31, 2005, the Company’s regulatory capital includes $5.0 million of subordinated debentures, issued by Lenawee Capital Trust I in December 2001, and are subject to certain limitations. Federal Reserve guidelines limit the amount of subordinated debentures which may be included in Tier 1 capital of the Company to 25% of total Tier 1 capital. At December 31, 2005 the entire amount of subordinated debentures was included as Tier 1 capital of the Company. The Company redeemed the subordinated debentures on December 8, 2006. Please refer to Note 9 to the Company’s Consolidated Financial Statements for additional information.

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 18 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis. At December 31, 2006, the Bank’s retained earnings available for the payment of dividends was $1,262,000. Accordingly, $28,505,000 of the Company’s equity in the net assets of the Bank was restricted at December 31, 2006. Funds available for loans or advances by the Bank to the Company amounted to $2.1 million.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 19 – QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table summarizes the Company’s quarterly results for the years ended December 31, 2006 and 2005 (000’s omitted):

	For the Three-Month Period ended
	March 31	June 30	September 30	December 31

2006

Interest income	$4,480	$4,620	$4,918	$4,857
Interest expense	1,556	1,661	1,919	1,914

Net interest income	2,924	2,959	2,999	2,943
Provision for loan losses	-	105	120	108

Net interest income after
provision for loan losses	2,924	2,854	2,879	2,835

Noninterest income	707	846	719	796
Noninterest expense	3,062	2,688	2,535	2,803

Net income before income taxes	569	1,012	1,063	828

Federal income tax expense	169	317	280	305

Net income	$400	$695	$783	$523

Net earnings per share
Basic	$0.54	$0.95	$1.06	$0.72
Diluted	$0.54	$0.94	$1.06	$0.72

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 19 - QUARTERLY RESULTS OF OPERATIONS (unaudited) (continued)

	For the Three-Month Period ended
	March 31	June 30	September 30	December 31

2005

Interest income	$3,636	$3,924	$4,196	$4,374
Interest expense	820	986	1,256	1,387

Net interest income	2,816	2,938	2,940	2,987
Provision for loan losses	30	150	105	57

Net interest income after
provision for loan losses	2,786	2,788	2,835	2,930

Noninterest income	939	899	801	638
Noninterest expense	3,328	3,019	2,939	2,789

Net income before income taxes	397	668	697	779

Federal income tax expense	138	204	220	41

Net income	$259	$464	$477	$738

Net earnings per share
Basic	$0.30	$0.57	$0.63	$0.97
Diluted	$0.30	$0.56	$0.63	$0.96

PAVILION BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

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

INTRODUCTION

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) provides information about the consolidated financial condition and results of operations of Pavilion Bancorp, Inc. (the “Company”) as of December 31, 2006 and for the three year period ended December 31, 2006 and is intended to assist in understanding the results of operations of the Company. Information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

BUSINESS OF PAVILION BANCORP, INC.

Pavilion Bancorp, Inc. (the “Company”), a bank holding company, was incorporated in Michigan in 1993. The shareholders elected to change its name to Pavilion Bancorp Inc. from Lenawee Bancorp Inc. on April 18, 2002. The Bank of Lenawee (the “Bank”), a Michigan banking corporation chartered in 1869, is a wholly-owned subsidiary of the Company. Pavilion Mortgage Company, a wholly-owned subsidiary of the Bank, engages in the residential mortgage origination business. Pavilion Financial Services, Inc., a wholly-owned subsidiary of the Bank, owns an interest in a title and mortgage reinsurance agency.

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

The principal markets for financial services provided are in the southern-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through 7 locations in or near its communities. The Bank does not have any material foreign assets or income.

The principal source of revenue is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 80.7% of total revenue in 2006 compared to 77.0% in 2005. Interest and fees on loans increased in the current year as the loan portfolio grew considerably and the level of mortgage loan sale activity continued to decline from levels experienced in 2005. Mortgage loan sale activity accounted for 4.4% of total revenue in 2006 compared to 7.2% in 2005 due to this decline. Proceeds from the sale of mortgage loans decreased $16.8 million, or 27.8%, to $43.4 million in 2006, down from $60.2 million in 2005, due to increases in mortgage rates and slowing of the real estate market.

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

Discontinued Operation
As previously disclosed in earlier regulatory filings, in accordance with Statement of Financial Accounting Standards No. 144, on July 16, 2004 Pavilion Bancorp, Inc. announced that it had signed a definitive agreement to sell the Bank of Washtenaw for $15,101,000. The sale of the Bank of Washtenaw was initiated to concentrate the Company’s resources in the Lenawee County market and other potential markets that are more homogenous to the Bank’s traditional market area. In accordance with Statement of Financial Accounting Standards 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the financial position and results of operations of the Bank of Washtenaw are removed from the detail line items in the Company’s consolidated financial statements and presented separately as “discontinued operation.” Accordingly, the various supporting schedules contained in the MD&A are also presented with Bank of Washtenaw-related information removed. The sale was completed on October 29, 2004. Please refer to Note 16 to the Company’s Consolidated Financial Statements for additional information.

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

Loan Classifications
The Company has established a risk rating system for loans that evaluates a variety of credit quality-related characteristics of each loan being rated. Initial risk ratings for loans are established by the originating (or assigned) lending official. The lending official is responsible for the continuing accuracy of the risk rating and is authorized to downgrade a loan to a lower risk rating if warranted by any information received. Loan risk ratings are also evaluated for accuracy through several processes that are independent of the loan origination process. The Bank retains independent consultants to review the accuracy of loan risk ratings on an annual basis. These results are reported to senior management of the Bank, as well as the Audit Committee and the Board of Directors. Additionally, the Bank’s Chief Credit Officer monitors individual loan risk ratings and overall credit quality through several monitoring systems and reports. The Chief Credit Officer reports directly to the CEO of the Bank. Criticized loans have been risk-rated 5 and are individually included on a monthly Loan Watch Report submitted to senior management and the Board of Directors of the Bank. Classified loans have been risk-rated 6, 7 or 8 and are individually included on a monthly Problem Loan Report submitted to senior management and the Board of Directors of the Bank. The Bank’s Loan Policy specifically defines the characteristics of each risk rating as follows:

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

1 Rating: “Essentially risk free credit. Credit to premier customers having the Bank’s highest credit rating based on an extremely strong financial condition, which compares favorably with industry standards (upper quartile of RMA ratios). Secured by readily marketable liquid collateral (traded stocks, bonds, certificates of deposit, savings account, etc.) with comfortable margins. Highly profitable firms that have a track record of always servicing their debts. Possible characteristic of such accounts:
-	Substantial net worth
-	Low debt to worth ratio
-	Significantly above average working capital
-	Current accounts payable
-	Deposits are 15% of outstanding loans
-	25% of assets are liquid”

2 Rating: “Low risk. Multiple ‘strong’ sources of repayment. Debt of borrower is modest relative to the borrower’s financial strength and ability to pay. Borrower must be profitable, have a demonstrated track record, very strong cash flow and margins above projected needs. Loan supported by unaudited financial statements containing strong balance sheets and five consecutive years of profits combined with a satisfactory relationship with the Bank. Customer demonstrates the ability to manage the working capital position and term financing requirements. Possessing a sound repayment source (and a secondary source) which definitely will allow repayment in a reasonable period of time. Individual loans backed by liquid personal assets, established history and unquestionable character. Other characteristics:
-	Significant net worth
-	Better than average debt to worth ratio (e.g. 2.0 to 1 or less)
-	Above average working capital ratio
-	Current accounts payable
-	Secured loans must have collateral Loan/value ratio of 70% or lower
-	10% of assets are liquid”

3 Rating: “Moderate risk. ‘Good’ primary and secondary sources of repayment. Debt of the borrower is reasonable relative to borrower’s financial strength and ability to pay. Borrower must be profitable, have a demonstrated track record, exhibits sufficient cash flow and margins above projected needs. Borrowers have satisfactory asset quality and liquidity, adequate debt capacity and coverage, and good management in critical positions. Earning statements may reflect a one year loss, but borrowers have sufficient strength and financial flexibility to offset this event. Occasionally has a need for working capital and or term financing. Other characteristics:
-	Acceptable net worth
-	Acceptable industry average for debt to worth ratio
-	Adequate working capital
-	Not significantly slow in paying accounts payable
-	Cash flow ratio = 1.3 or above”

4 Rating: “Acceptable risk. Sufficient primary source of repayment and acceptable secondary source of repayment has either:
-	Minimum net worth
-	Fairly high debt to worth ratio
-	Adequate cash flow ratio (1.2 or above) with higher than desired leverage; or marginal cash flow (1.2 or below) with strong capitalization and liquidity.
-	Declining earnings, limited additional debt capacity, or market fundamentals that indicate above average risks.”

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

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION
Total assets increased by 2.5%, or $7.1 million, to $295.0 million at December 31, 2006 from $287.9 million at December 31, 2005. The increase in total assets is attributable to strong loan growth in the current year.

Total liabilities increased by $5.6 million, or 2.1%, to $267.1 million at December 31, 2006 from $261.5 million at December 31, 2005. The Bank increased the level of deposits in the current year to fund the growth in the loan portfolio. Growth in deposits and maturities of securities permitted repayment on certain other borrowings.

Total shareholders’ equity increased $1.5 million, or 5.8%, to $27.9 million at December 31, 2006 compared to $26.4 million at December 31, 2005. Current year net income was the primary reason for the increase, which was offset by current year dividends. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.

Investments and Fed Funds Sold
Total investments securities available-for-sale decreased 29.8%, or $7.6 million, to $17.8 million at December 31, 2006, compared to $25.4 million at December 31, 2005. The decrease in investment securities is attributable to maturities and repayments on investments being used to fund loan growth and repayment of other borrowings in the current year. Equity investment in the Federal Home Loan Bank of Indianapolis (“FHLBI”) decreased $742,000, or 26.5% to $2.1 million at December 31, 2006 from $2.8 million at December 31, 2005. The Bank reduced the stock investment in FHLBI with the reduction in outstanding advances and collateral. Investment in Federal Reserve Bank (“FRB”) stock remained unchanged at $630,000 at December 31, 2006 compared to December 31, 2005. The Bank did not have any Fed Funds Sold at December 31, 2006 and 2005. The Company had no held-to-maturity securities as of December 31, 2006 and 2005.

The following table presents the maturity schedule of securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2006 (000’s omitted):

	Within One Year		After One but Within Five Years		After Five but within Ten		After Ten Years		Mortgage-Backed Securities		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

U.S. Treasury &
Government agencies	$13,330	3.05%	$1,004	5.68%	$-		$-		$-		$14,334	3.58%

Obligations of state & political subdivisions	1,023	3.86%	521	3.34%	564	4.57%	419	6.75%	-		2,527	4.42%

Mortgage-backed securities	-		-		-		-		967	5.01%	967	5.01%

Total	$14,353		$1,525		$564		$419		$967		$17,828

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

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, Credit Quality and Allowance for Loan and Lease Losses

The following table summarizes the Company’s loan mix at December 31, 2006, 2005, 2004, 2003 and 2002 (000’s omitted):

	2006	2005	2004	2003	2002

Commercial, financial and agricultural	$173,201	$164,156	$143,583	$154,243	$139,971
Residential-construction	10,896	11,902	8,768	8,851	8,677
Residential-mortgage	30,255	28,113	21,685	16,630	9,175
Consumer	31,777	33,427	33,123	29,743	27,014

Total	$246,129	$237,598	$207,159	$209,467	$184,837

The Company’s loan portfolio increased $8.5 million, or 3.6%, to $246.1 million at December 31, 2006 from $237.6 million at December 31, 2005. Growth in the commercial loan portfolio was the primary cause for the increase. Commercial, financial and agricultural loans increased by $9.0 million, or 5.5%, to $173.2 million at December 31, 2006 from $164.2 million at December 31, 2005. Residential mortgages increased by $2.2 million, or 7.6%, to $30.3 million at December 31, 2006 from $28.1 million at December 31, 2005. The growth in commercial and residential loans was due to management’s focus on business development and expansion of market presence in Hillsdale and Jackson. Other loan categories decreased somewhat in the current year. Specifically, real estate construction loans decreased by $1.0 million, or 8.5%, to $10.9 million at December 31, 2006 from $11.9 million at December 31, 2005. The decline in residential construction is consistent with the slowing in both the real estate and new housing markets in the local area. Consumer loans decreased $1.6 million, or 4.9%, to $31.8 million at December 31, 2006 from $33.4 million at December 31, 2005. The portfolio mix as of December 31, 2006 has remained relatively consistent with the prior year, as much of the commercial loan growth was matched by increases in residential mortgage loans as well.

Management expects continued loan growth in 2007, primarily in the commercial and agricultural loan portfolio. The growth in the commercial lending area will be driven by continued business development efforts. Consumer loans are expected to remain relatively stable or decline slightly with the present interest rate environment.

The following table presents the remaining maturity of total loans outstanding for the categories shown at December 31, 2006, based on scheduled principal repayments (000’s omitted), as well as categorized as fixed or variable rate loans (000’s omitted):

	Due Within 1 Year	Due After 1 but Within 5 Years	Due After 5 Years	Total	Fixed	Variable

Commercial, financial and agricultural	$40,515	$42,407	$90,279	$173,201	$69,780	$103,421
Residential - construction	10,782	-	114	10,896	4,675	6,221
Residential - mortgage	4,112	8,922	17,221	30,255	16,938	13,317
Consumer	1,921	5,234	24,622	31,777	10,694	21,083

Total	$57,330	$56,563	$132,236	$246,129	$102,087	$144,042

Closed-end commercial and agricultural loans, though they may mature within five years, typically have principal amortization periods that exceed five years. Principal balances on commercial and agricultural lines of credit are typically due in full at maturity (usually one year).

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Items
The following is a summary of outstanding commitments by the Company to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2006 and 2005 (000’s omitted):

	2006	2005

Commitments to extend credit	$8,416	$7,370
Unfunded commitments under lines of credit	57,989	61,242
Commercial and standby letters of credit	2,430	3,051

Total	$68,835	$71,663

Outstanding commitments to grant loans, lines of credit and letters of credit decreased $2.9 million, or 3.9% to $68.8 million at December 31, 2006 from $71.7 million at December 31, 2005. The decrease in such off-balance sheet items is due primarily to a reduction in variable rate revolving lines of credit, as borrowers moved to fixed rate products with the rate increases in 2006. Included in these totals are commitments to lend on 1-4 family residences. Such loans are generally sold to the secondary market. Management does not expect that all commitments will result in funded loans.

Criticized and Classified Loans
The following tables present criticized and classified loans of the Bank at December 31, 2006 and 2005 (000’s omitted):

	Loan Risk Ratings
	5	6	7	8	Total

Loan Type
December 31, 2006
Commercial	$11,875	$5,648	$2	$-	$17,525
Agricultural	1,128	1,971	-	-	3,099
Residential real estate mortgage	-	1,055	114	-	1,169
Consumer	27	54	-	-	81

Total	$13,030	$8,728	$116	$-	$21,874

December 31, 2005
Commercial	$3,839	$7,547	$-	$-	$11,386
Agricultural	1,297	1,936	-	-	3,233
Residential real estate mortgage	637	-	-	-	637
Consumer	99	-	-	-	99

Total	$5,872	$9,483	$-	$-	$15,355

Loans risk-rated as 5 are considered criticized loans, while loans risk-rated as 6 or higher are considered classified loans. Please refer to the section entitled “Critical Accounting Policies” located within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of each loan risk rating. The Bank’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in as timely a manner as possible. Total criticized and classified loans increased $6.5 million, or 42.5% to $21.9 million at December 31, 2006 from $15.4 million at December 31, 2005. The largest increase was noted in loans risk-rated 5, which increased $7.1 million, or 121.9%, to $13.0 million at December 31, 2006 from $5.9 million at December 31, 2005. Loans risk-rated 6 decreased $0.8 million, or 8.0%, to $8.7 million at December 31, 2006 from $9.5 million at December 31, 2005. There was $116,000 in loans risk-rated 7 as of December 31, 2006. There were no loans risk-rated 7 at December 31, 2005. There were no loans risk-rated 8 at either December 31, 2006 or 2005. The increase in loan risk-rated 5 is related in large part to enhancements in the Bank’s loan review process including monthly examinations of criticized loans and more coverage of the loan portfolio. Management is focusing on early detection and monitoring of potential credit weakness. Management continues to closely monitor each criticized or classified loan and institute appropriate measures to eliminate the basis of criticism.

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

The following table sets forth information with respect to the Company’s non-performing assets at December 31, 2006, 2005, 2004, 2003 and 2002 (000’s omitted):

	2006	2005	2004	2003	2002

Non-accruing loans past due	$2,728	$1,104	$671	$1,459	$603
Loans past due 90 days or more still accruing	668	672	556	693	1,853

Total non-performing loans	3,396	1,776	1,227	2,152	2,456
Other Real Estate	169	549	715	181	1,783

Total non-performing assets	$3,565	$2,325	$1,942	$2,333	$4,239

Non-performing loans as a percent
of total loans	1.38%	0.75%	0.59%	1.03%	1.33%
Non-accruing loans
as a percent of total loans	1.11%	0.46%	0.32%	0.70%	0.33%
Non-performing assets as a percent
of total assets	1.21%	0.81%	0.75%	0.72%	1.48%
Non-performing loans as a percent
of the loan loss reserve	120.55%	66.19%	49.18%	93.48%	116.95%

Total non-performing assets increased $1.3 million, or 53.3%, to $3.6 million at December 31, 2006 from $2.3 million at December 31, 2005. The increase in non-performing assets primarily related to non-accrual loans. The level of non-performing loans as a percent of total loans increased to 1.38% as of December 31, 2006 compared to 0.75% as of December 31, 2005. Approximately $738,000 of commercial and residential loans went to nonaccrual in the month of December 2006. This increase is reflective of the poor economic conditions within the state of Michigan. Management is working closely with the borrowers to correct the respective deficiencies in these loans. Management is closely monitoring the credit quality of the loan portfolio. As noted above, loans risk-rated as 6 decreased $0.8 million, or 8.0%, during 2006. This decrease was offset by a significant increase in the 5-rated credits, which increased $7.1 million, or 121.9%. The risk that such loans will become nonperforming loans is higher than non-classified loans, despite efforts to eliminate the basis of criticism through the credit administration process.

Non-performing loans as a percentage of the loan loss reserve has increased to 120.55% as of December 31, 2006 compared to 66.19% as of December 31, 2005. The non-performing loans are primarily comprised of both commercial and residential real estate properties, which management believes are adequately collateralized or have specific reserves allocated to cover estimated losses.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other real property that we acquire as a result of the foreclosure process is classified as OREO until it is sold. Our credit administration department decides whether to rehabilitate the property or sell it “as is,” and whether to list the property with a broker or sell it at auction. OREO is carried at the lesser of the cost or net realizable value. Subsequent to foreclosure, valuations are periodically performed by management in order to determine whether additional write-downs are required. Generally, we are able to dispose of a substantial portion of this type of real estate and other repossessed assets during each year, but we invariably acquire additional real estate and other assets through repossession in the ordinary course of business. At December 31, 2006, we had $169,000 of other real estate compared to $549,000 at December 31, 2005.

The following tables detail the allocation among individual loan portfolios within the allowance for loan and lease losses at December 31, 2006, 2005, 2004, 2003 and 2002 (000’s omitted):

	2006			2005
	Allowance	% of Total Allowance	% of Loans to Total Loans	Allowance	% of Total Allowance	% of Loans to Total Loans

Commercial, financial and agricultural	$1,904	67.59%	70.37%	$2,088	77.82%	69.09%
Residential-mortgage	285	10.12%	12.29%	84	3.13%	11.83%
Residential-construction	131	4.65%	4.43%	70	2.61%	5.01%
Consumer	313	11.11%	12.91%	262	9.77%	14.07%
Other qualitative factors & trends	184	6.53%	na	179	6.67%	na

	$2,817	100.00%	100.00%	$2,683	100.00%	100.00%

	2004			2003
	Allowance	% of Total Allowance	% of Loans to Total Loans	Allowance	% of Total Allowance	% of Loans to Total Loans

Commercial, financial and agricultural	$1,965	78.76%	69.31%	$1,991	86.49%	73.64%
Residential-mortgage	97	3.89%	10.47%	9	0.39%	4.22%
Residential-construction	37	1.48%	4.23%	25	1.09%	7.94%
Consumer	311	12.46%	15.99%	126	5.47%	14.20%
Other qualitative factors & trends	85	3.41%	na	151	6.56%	na

	$2,495	100.00%	100.00%	$2,302	100.00%	100.00%

	2002
	Allowance	% of Total Allowance	% of Loans to Total Loans

Commercial, financial and agricultural	$1,613	76.81%	75.85%
Residential-mortgage	18	0.86%	4.67%
Residential-construction	25	1.19%	5.31%
Consumer	182	8.67%	14.17%
Other qualitative factors & trends	262	12.47%	na

	$2,100	100.00%	100.00%

The allowance for loan and lease losses (the “allowance”) as a percentage of total loans was 1.14% at December 31, 2006, compared to 1.13% at December 31, 2005. For the twelve months ended December 31, 2006 provision for loan losses decreased $9,000, or 2.6%, to $333,000 from $342,000 for the same period in 2005. The allowance as a percentage of loans increased slightly in the current year with some worsening in credit quality. The provision for loan losses decreased in the current year, as the loan portfolio did not grow as significantly in 2006 as compared to 2005. The loan portfolio grew by 3.6% in 2006 compared to 14.7% in 2005. Management continues to closely monitor the credit risk within the individual loan pools. Please refer to the subsection entitled “Criticized and Classified Loans” within the section entitled “Loans, Credit Quality and Allowance for Loan and Lease Losses” above for more detail. Commercial and agricultural loans represent the largest segment of the Company’s loan portfolio. The portion of the allowance attributable to commercial and agricultural loans declined, as a percentage of the entire allowance, to 71.9% (or $2.02 million) at December 31, 2006 from 77.8% (or $2.09 million) at December 31, 2005. This is related to management’s more detail analysis of the required specific reserves on the commercial credits. While other loan categories registered relatively small changes as a percentage of the allowance, the impact on the overall allowance analysis is minimal because of the substantially smaller dollar amounts involved.

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

Deposits
Total deposits increased $25.2 million, or 12.0%, to $235.9 million at December 31, 2006 from $210.7 million at December 31, 2005. Specifically, noninterest-bearing deposits increased $0.9 million, or 2.1%, to $46.3 million at December 31, 2006 from $45.4 million at December 31, 2005. The increase in noninterest bearing deposits is attributable to continuing business development efforts. Interest-bearing deposits increased $24.2 million, or 14.7%, to $189.6 million at December 31, 2006 from $165.4 million at December 31, 2005. Specifically, certificates of deposit (“CD’s”) with balances of $100,000 and greater increased $17.8 million, or 32.4%, to $72.9 million at December 31, 2006 from $55.1 million at December 31, 2005. The increase is attributable to a greater amount of local municipal CD’s obtained through a competitive bidding process. Municipal CD’s generally have shorter maturity lengths and thus can reprice more often than longer term CD’s. Certificates of deposit with balances under $100,000 increased $6.7 million, or 18.2%, to $43.6 million at December 31, 2006 from $36.9 million December 31, 2005. The increase is attributable to business development efforts of the retail branches.

Borrowed Funds
Borrowed funds consist of advances from the Federal Home Loan Bank of Indianapolis (“FHLBI”), agreements to repurchase securities sold under Repurchase Agreements (“repos”) with specific customers and third-party financial institutions, and draws on a Federal funds purchased line of credit at a correspondent bank. FHLBI advances decreased by $6.0 million, or 35.6%, to $10.9 million at December 31, 2006 from $16.9 million at December 31, 2005. The decrease in the current year is due to deposit growth outpacing loan growth which provided liquidity to repay the higher rate FHLBI advances. Repurchase agreements decreased $6.0 million, or 43.6%, to $7.7 million at December 31, 2006 from $13.7 million at December 31, 2005. The majority of the decrease is due to the repayment of a $5.0 million repurchase agreement to a third party financial institution. The balance of the decrease is related to fluctuations in normal daily activity within the customer repurchase balances. Borrowings under the Bank’s Federal funds purchased line of credit decreased $2.4 million, or 26.7%, to $6.6 million at December 31, 2006 from $9.0 million at December 31, 2005. The decrease is attributable to normal daily fluctuations in the liquidity needs of the Company.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amounts borrowed from the FHLBI may be collateralized with either investment securities or certain types of loans. At December 31, 2006 no investment securities were pledged as collateral against FHLBI borrowings. As disclosed in Note 8 to the Company’s Consolidated Financial Statements, $21.6 million and $31.8 million of 1-4 family residential mortgage loans were pledged as collateral at December 31, 2006 and 2005, respectively. For additional information regarding borrowed funds please refer to Note 8 to the Consolidated Financial Statements included elsewhere in this report.

Capital
Beginning in the first quarter of 2006, the Company became exempt from the Capital Guidelines, as the Board of Governors of the Federal Reserve System increased the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a Bank Holding Company may qualify for an exemption from the Capital Guidelines. Under the revised regulatory financial reporting requirements, the Company will only be required to file parent-only financial data on a semi-annual basis. This change only impacts the Company and the Bank will continue to file necessary regulatory reports.

The Bank continues to maintain sufficient risk-based capital levels to remain categorized as “well-capitalized” under federal regulatory requirements. At the Bank level total risk-based capital (RBC) to risk-weighted assets (RWA) decreased from 13.7% at December 31, 2005 to 12.5% at December 31, 2006. Similarly, the ratio of Tier 1 RBC to RWA decreased to 11.4% at December 31, 2006 from 12.6% at December 31, 2005. The ratio of Tier 1 RBC to average assets decreased to 10.4% at December 31, 2006 from 10.7% at December 31, 2005. Risk-based capital levels decreased as a result of a dividend of $3.6 million from the Bank to the Holding Company in December 2006 to provide liquidity to redeem the subordinated debt, as discussed in Note 9 of the consolidated financial statements. The dividend exceeded the net income at the Bank in the current year, thereby reducing capital.

The number of outstanding shares at December 31, 2005 of 735,379 decreased to 725,206 at December 31, 2006, as a result of the redemption and retirement of ESOP/401k shares as well as repurchase and retirement of shares in December 2006. Management monitors the capital levels of the Company and the Bank to provide for current and future business opportunities.

RESULTS OF OPERATIONS

Net Income
2006. Continuing Operations – Income from continuing operations for the year ended December 31, 2006 increased $0.5 million, or 23.9%, to $2.4 million in 2006 compared to $1.9 million in 2005. Basic earnings per share (“EPS”) attributable to continuing operations for the twelve months ended December 31, 2006 were $3.27 compared to $2.47 for the same period in 2005. Diluted EPS for the twelve months ended December 31, 2006 was $3.26 compared to $2.45 for the same period in 2005. Increase in net income due primarily to cost reductions over the prior year as well as some improvement in net interest income.

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

Net Interest Income
2006. Net interest income for the twelve months ended December 31, 2006 increased $0.1 million, or 1.2%, to $11.8 million compared to $11.7 million for the same period in 2005. The increase in net interest income was primarily attributable to increases in the volume and yield in the loan portfolio, offset in large part to higher rates paid on interest-bearing liabilities. Total interest income increased by $2.8 million, or 17.0%, to $18.9 million for the twelve months ended December 31, 2006 compared to $16.1 million during the same period in 2005. An increase in the loan portfolio coupled with continued increases in the prime lending rate was the cause of the increase in interest income. Interest expense increased by $2.7 million, or 58.5%, to $7.1 million for the twelve months ended December 31, 2006 compared to $4.4 million during the same period in 2005. Increases in the level of time deposits as well as an increase in rates paid on interest bearing deposits caused the increase in interest expense. Please refer to the discussion of the Rate/Volume Table that follows for additional information.

2005. Net interest income for the twelve months ended December 31, 2005 decreased $409,000, or 3.4%, to $11.7 million compared to $12.1 million for the same period in 2004. The decrease in net interest income was primarily attributable to increases in interest expense attributable to higher levels of deposits and borrowing coupled with increases in rates paid on interest-bearing liabilities. Total interest income increased by $1.2 million, or 8.4%, to $16.1 million for the twelve months ended December 31, 2005 compared to $14.9 million during the same period in 2004. An increase in the loan portfolio coupled with a 2% increase in the prime lending rate was the cause of the increase in interest income. Interest expense increased by $1.6 million, or 59.2%, to $4.4 million for the twelve months ended December 31, 2005 compared to $2.8 million during the same period in 2004. Increases in the level of borrowings and time deposits as well as an increase in rates paid on interest bearing deposits caused the increase in interest expense. Please refer to the discussion of the Rate/Volume Table that follows for additional information.

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

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents the Company’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2006, 2005 and 2004 (000’s omitted). Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees. Nonaccrual loans are included in the average balance of loans.

	------------2006------------			------------2005------------			------------2004------------
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate

Interest-earning assets:
Loans receivable	$238,495	$17,711	7.43%	$219,995	$14,951	6.80%	$209,600	$13,914	6.64%
Securities available for sale (1)	23,548	796	3.38%	27,257	915	3.36%	24,063	784	3.26%
Federal funds sold	3,937	196	4.98%	3,800	114	3.00%	4,257	46	1.08%
Equity securities	3,178	162	5.10%	3,229	146	4.52%	3,036	140	4.61%
Interest-bearing balances with
other financial institutions	191	10	5.24%	148	4	2.70%	57	1	1.75%

Total interest-earning assets	269,349	18,875	7.01%	254,429	16,130	6.34%	241,013	14,885	6.18%
Noninterest-earning assets:
Cash and due from financial institutions	8,834			9,215			12,441
Premises and equipment, net	6,787			5,719			5,640
Other assets	5,881			4,648			4,270

Total assets	$290,851			$274,011			$263,364

Interest-bearing liabilities:
Interest-bearing demand deposits	$46,146	856	1.85%	$49,425	586	1.19%	$60,683	328	0.54%
Savings deposits	27,996	105	0.38%	31,376	109	0.35%	33,087	112	0.34%
Time deposits	104,938	4,506	4.29%	87,988	2,639	3.00%	75,767	1,704	2.25%
Subordinated debentures	4,671	419	8.97%	5,000	359	7.18%	5,000	285	5.70%
Repurchase agreements and other borrowings	28,519	1,164	4.08%	21,193	756	3.57%	12,223	366	2.99%

Total interest-bearing liabilities	212,270	7,050	3.32%	194,982	4,449	2.28%	186,760	2,795	1.50%
Non-interest bearing demand deposits	45,594			43,258			42,343
Other liabilities	5,845			3,164			2,969
Total liabilities	263,709			241,404			232,072
Shareholders' equity	27,142			32,607			31,292

Total liabilities and shareholders' equity	$290,851			$274,011			$263,364

Net interest income		$11,825			$11,681			$12,090

Net spread			3.69%			4.06%			4.68%
Net interest margin (2)			4.39%			4.59%			5.02%
Ratio of interest-earning assets
to interest-bearing liabilities			126.89%			130.49%			129.05%

(1)	Interest income on tax-exempt securities has not been adjusted to a taxable equivalent basis.
(2)	Net interest earnings divided by average interest-earning assets.

2006. The Bank’s net interest margin decreased 20 basis points, to 4.39% for the year ended December 31, 2006 compared to 4.59% for the same period in 2005. This decrease in net interest margin is primarily attributable to increases in rates paid on interest-bearing liabilities. The average rate paid on interest-bearing liabilities increased 104 basis points to 3.32% for the year ended December 31, 2006 compared to 2.28% for the same period in 2005. Much of this increase in rates paid relates to costs of deposits. The average rate paid on interest-bearing demand accounts as well as time deposits increased in the current year in response to competitive pressures in the local market. The cost of the subordinated debentures also increased substantially in 2006 to an average rate of 8.97% up from 7.18% in 2005. Management redeemed the subordinated debt in December 2006 and will likely opt for lower cost liquidity sources. The average yield earned on interest-earning assets increased 67 basis points to 7.01% for the year ended December 31, 2006 up from 6.34% for the same period in 2005. The Company’s net interest margin remains quite strong, and management continues to take steps to neutralize some portion of this risk.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2005. The Bank’s net interest margin decreased 43 basis points, to 4.59% for the year ended December 31, 2005 compared to 5.02% for the same period in 2004. Much of the decrease in net interest margin is attributable to an increase in the rates paid on interest-bearing liabilities. The Bank’s cost of funds increased as the loan growth was funded primarily by higher rate time deposits and other borrowings. The average rate paid on interest-bearing liabilities increased 78 basis points, to 2.28% for the year ended December 31, 2005 compared to 1.50% for the same period in 2004. The average yield earned on interest-earning assets increased 16 basis points, to 6.34% for the year ended December 31, 2005 compared to 6.18% for the same period in 2004. The yield on loans receivable increased to 6.80% for the year ended December 31, 2005 compared to 6.64% for the same period in 2004. The increases in the overall lending rates caused much of this increase. Improvements to the yield attributable to increases in lending rates were offset by a reduction in the Business Manager portfolio in 2005. The Business Manager was a high yield product which posed higher credit risk to the Bank. Management made the determination in late 2004 to discontinue the product. The Business Manager portfolio averaged $2.1 million in principal in 2004. Without the income from the Business Manager portfolio, the yield on loans would have been 6.51% in 2004. Please refer to the Rate-Volume Table presented below for additional information.

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

	2006-2005			2005-2004

	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate

Interest-earning assets:
Loans receivable	$2,760	$1,317	$1,443	$1,037	$690	$347
Securities available-for-sale	(119)	(125)	6	131	104	27
Federal funds sold	82	7	75	68	(5)	73
Equity securities	16	(3)	19	6	9	(3)
Interest-bearing balances with
other financial institutions	6	2	4	3	2	1

Total interest-earning assets	2,745	1,198	1,547	1,245	800	445

Interest-bearing liabilities:
Interest-bearing demand
deposits	270	(61)	331	258	(61)	319
Savings deposits	(4)	(13)	9	(3)	(6)	3
Time deposits	1,867	728	1,139	935	275	660
Subordinated debentures	60	(29)	89	74	-	74
Repurchase agreements and
other borrowings	408	299	109	390	375	15

Total interest-bearing liabilities	2,601	924	1,677	1,654	583	1,071

Net change in net interest
income	$144	$274	($130)	($409)	$217	($626)

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

As the above table indicates, in 2006 net interest income increased $144,000 with the increase in interest income earned on the loans receivable portfolio, which increased $2.8 million for the twelve months ended December 31, 2006. This increase was due to both growth in volume and increases in yield earned. This increase in interest income was largely offset by similar increases in interest expense. For the twelve months ended December 31, 2006 total interest expense increased $2.6 million compared to the same period in 2005. The rate increases were most significant in the interest-bearing demand deposits and time deposits. The rate increases in interest-bearing demand deposits and time deposits accounted for $0.3 million and $1.1 million of the increase in interest expense, respectively. While net interest margin has been reduced due to the above mentioned factors, it still remains strong in comparison to peer community banks. In an effort to preserve margin, the Company plans to reduce the cost of funds through multiple initiatives which include gathering additional core deposits and locking into fixed rate borrowings.

Provision for Loan Losses
The activity in the allowance for loan and lease losses for the twelve months ended December 31, 2006, 2005, 2004, 2003 and 2002 is presented in the following table (000’s omitted):

	Years ended December 31, (in thousands)
	2006	2005	2004	2003	2002

Balance at beginning of year	$2,683	$2,495	$2,302	$2,100	$1,891
Loans charged off:
Residential real estate - mortgage	67	22	18	-	23
Residential real estate - construction	-	-	-	-	-
Commercial and agricultural	55	46	427	329	357
Consumer	124	153	137	177	226

	246	221	582	506	606

Recoveries of loans previously charged-off:
Residential real estate - mortgage	-	-	-	-	1
Commercial and agricultural	27	24	51	44	101
Consumer	20	43	31	69	46

	47	67	82	113	148

Net loans charged-off	199	154	500	393	458

Provision for loan losses	333	342	693	595	667

Balance at end of year	$2,817	$2,683	$2,495	$2,302	$2,100

Net charge-off ratio	0.08%	0.07%	0.24%	0.20%	0.25%

Allowance to total loans	1.14%	1.13%	1.20%	1.10%	1.14%

2006. For the year ended December 21, 2006, gross loan charge-offs increased $25,000, or 11.3%, to $246,000 compared to $221,000 for the same period in 2005. The most significant change was in the residential real estate category with increased to $67,000 for the twelve months ended December 31, 2006 compared to $22,000 for the same period in 2005. This increase is reflective of the worsening economic conditions with the local market, as well as the slow real estate market in Michigan. Commercial and agricultural charge-offs increased $9,000, or 19.6%, to $55,000 up from $46,000 for the same period in 2005. Consumer charge-offs decreased in the current year by $29,000, or 19.0%, to $124,000 down from $153,000 for the year ended December 31 2005. The net charge-off rate increased to 0.08% for the twelve months ended December 31, 2006 compared to 0.07% for the same period in 2005. Despite the current year increase, the charge-off rate is still well below the levels experienced in 2004, 2003, and 2002, which were 0.24%, 0.20% and 0.25%, respectively. This decrease is largely due to the discontinuance of the Business Manager program in late 2004, which was a product with the higher yield but also posed a higher credit risk.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross recoveries for the year ended December 31, 2006 decreased to $47,000 down from $67,000 for the same period in 2005. The decrease in recoveries is considered a normal business fluctuations and varies based on the circumstances of the related charge-offs.

For the year ended December 31, 2006, provision for loan losses decreased $9,000, or 2.6%, to $333,000 compared to $342,000 for the same period in 2005. The provision for loan losses decreased in the current year, as the loan portfolio did not grow as significantly in 2006 as compared to 2005. The loan portfolio grew by only 3.6% in 2006 compared to 14.7% in 2005.

2005. For the twelve months ended December 31, 2005, gross loan charge-offs decreased $361,000, or 62.0%, to $221,000 compared to $582,000 during the same period in 2004. The gross loan charge-offs for the year ended December 31, 2004 included approximately $165,000 in loan charge-offs related to an accrued interest receivable adjustment, which is discussed in more detail below. After consideration of this adjustment, gross loan charge-offs for the year decreased $196,000, or 47.0%. The most significant change was the decrease in gross charge-offs related to commercial and agricultural loans, which decreased $381,000, or $247,000 after consideration of the charge-offs related to the accrued interest adjustment. This decrease is largely due to the discontinuance of the Business Manager program as indicated above. Levels of criticized loans decreased in 2005 as well. Charge-offs on consumer loans increased somewhat over the prior year levels but the change is considered a normal business fluctuation.

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

Non-interest Income

2006. Total non-interest income decreased $209,000, or 6.4%, to $3.1 million for the year ended December 31, 2006 compared to $3.3 million for the same period in 2005. Service charges on deposit accounts increased $36,000, or 2.7%, to $1.4 million for the year ended December 31, 2006 compared to $1.3 million for the same period in 2005. This increase was due to some increases in rates charged. Net gains on the sale of loans decreased $0.4 million, or 29.8%, to $1.0 million for the year ended December 31, 2006 compared to $1.4 million for the same period in 2005. This is due to a continued decrease in mortgage volume, which is related to higher levels of interest rates as well as softening within the local residential real estate market. Mortgage loan sales were down approximately 27.8% to $43.4 million for 2006 down from $60.2 million for 2005. Loan servicing fees, net of amortization, decreased $190,000, or 66.2%, to $97,000 for the twelve months ended December 31, 2006 compared to $287,000 for the same period in 2005. This decrease is due to increased levels of amortization of the mortgage servicing asset. Other non-interest income increased $359,000, or 127.3%, to $641,000 for the year ended December 31, 2006 up from $282,000 for the same period in 2005. This increase is due largely to fee income earned on Merchant Visa services as well as increases in fees charged for mobile courier service.

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

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-interest Expenses

2006. For the year ended December 31, 2006, total non-interest expense decreased $1.0 million, or 8.2% to $11.1 million down from $12.1 million for the same period in 2005. Compensation and benefits decreased approximately $1.0 million, or 13.6%, to $6.2 million for the year ended December 31, 2006 compared to $7.2 million for the same period in 2005. This decrease was due in large part to the cost savings associated with Reduction-in-Force plans (“RIF”), which were developed with the goal of increasing operating efficiency. The Bank eliminated various staff positions in the first quarters of 2006 and 2005, and severance packages were provided to employees affected by the RIF. The aggregate cost of the RIF plans were approximately $210,000 and $264,000 for the RIFs that occurred in the first quarter of 2006 and 2005, respectively. Occupancy and equipment expense increased $53,000, or 3.7%, to $1.502 million for the twelve months ended December 31, 2006 up from $1.449 million for the same period in 2005. This increase is primarily related to the costs associated with the new branch that was opened in the first quarter of 2006. Professional services expense decreased $137,000, or 20.4%, to $536,000 for the year ended December 31, 2006 down from $673,000 for 2005. This decrease is due to higher professional services costs associated with the tender offer, contingency planning and other consulting engagements incurred in 2005. Outside services expense increased $133,000, or 12.8%, to $1.17 million for 2006 up from $1.04 million for 2005. This increase is related to higher costs associated with Merchant Visa services. Marketing and advertising expense decreased to $166,000 for the year ended December 31, 2006 down $106,000, or 39.9%, from $272,000 for the same period in 2005. This reduction is due to certain cost controls implemented by management. Loan and collection expense decreased $45,000, or 13.1%, to $298,000 for the twelve months ended December 31 2006 compared $343,000 for the same period in 2005. Other non-interest expense increased to $717,000 for the twelve months ended December 31, 2006, up $102,000, or 16.6%, from $615,000 for the same period in 2005. This increase is due to the deferred costs of the trust preferred issuance which were recognized at the time of redemption. The total costs incurred at redemption were approximately $145,000. Excluding the effect of this one-time charge, non-interest expenses were down for 2006.

2005. For the year ended December 31, 2005, total non-interest expense increased $266,000, or 2.3%, to $12.1 million up from $11.8 million for the same period in 2004. Compensation and employee benefits decreased $15,000, or 0.2%, to $7.2 million for the year ended December 31, 2005. The aggregate cost of the severance packages associated with the 2005 RIF totaled approximately $264,000. This total cost included $137,000 in wages, $70,000 in pension costs, and $57,000 in medical insurance costs. The benefits of the RIF were visible in the latter half of 2005. Occupancy and equipment expense increased $32,000, or 2.3%, to $1.45 million for the year ended December 31, 2005 compared to $1.42 million for the same period in 2004. Postage and delivery expense decreased slightly to $300,000 for the year ended December 31, 2005 compared to $305,000 compared to the same period in 2004. These fluctuations are considered typical in the normal course of business. Expenses related to professional services increased $372,000, or 123.6%, to $673,000 for the year ended December 31, 2005 compared to $301,000 for the same period in 2004. This increase was due to increased payments to the Company’s auditing firms for services related to contingency planning, for Sarbanes-Oxley compliance and for additional work related to the Company’s annual report. In addition, legal and accounting costs were incurred in connection with the tender offer for the Company’s common stock that was completed in the second quarter of 2005. Marketing and advertising expense decreased $70,000, or 20.5%, to $272,000 for the year ended December 31, 2005 down from $342,000 for the same period in 2004. The decrease was due to an overall cost reduction strategy. Loan and collection expense increased $21,000, or 6.5%, to $343,000 for the year ended December 31, 2005 up from $322,000 for 2004. The increase is primarily due to costs associated with the maintenance and disposition of the other real estate assets (OREO). For the year ended December 31, 2005, director and shareholder expense increased $16,000, or 9.1%, to $191,000 compared to $175,000 for the same period in 2004. This increase is due to an increase in directors’ fees as well as an increase in the number of directors from 2004 to 2005. Other non-interest expense decreased $97,000, or 13.6%, to $615,000 for the year ended December 31, 2005 compared to $712,000 for the same period in 2004. The decrease is due to an overall cost reduction strategy implemented by management.

2004. For the twelve months ended December 31, 2004, total non-interest expenses declined $301,000, or 2.5%, to $11.8 million from $12.1 million during the same period in 2003. Various non-interest expenses increased during 2004, while other categories of non-interest expenses decreased. For the twelve months ended December 31, 2004, compensation and employee benefit expenses declined $380,000, or 5.0%, to $7.2 million from $7.6 million during the same period in 2003. A decline in residential mortgage loan-related incentive compensation accounted for the decrease. Occupancy and equipment expense increased $24,000, or 1.7%, to $1.42 million for the twelve months ended December 31, 2004 compared to $1.39 million for the same period in 2003. Various technology

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

expenditures to upgrade operational capabilities were incurred during 2004, including digital check imaging. Postage and delivery expense decreased $7,000, or 2.2%, to $305,000 for the twelve months ended December 31, 2004 compared to $312,000 during the same period in 2003. Professional services decreased by $51,000, or 14.5%, to $301,000 for the twelve months ended December 31, 2004 from $352,000 for the same period in 2003. Outside services decreased $44,000 or 4.1% to $1.0 million for the twelve months ended December 31, 2004 from $1.1 million during the same period in 2003. The decrease in 2004 is due to reduced employee recruitment costs and to the reduction in reliance on temporary mortgage processing help provided by outside agencies. Marketing and advertising expense increased $170,000, or 98.8%, to $342,000 for the twelve months ended December 31, 2004 compared to $172,000 for the same period in 2003. The increase in 2004 is due primarily to the Company initiating a campaign to develop a new brand identity throughout its market area. Loan and collection expense decreased by $135,000 or 29.5% to $322,000 for the twelve months ended December 31, 2004 compared to $457,000 for the same period in 2003. The decrease in 2004 was due to the curtailment of the Business Manager program during the fourth quarter of 2004. Other noninterest expenses increased $77,000, or 12.1%, to $712,000 for the twelve months ended December 31, 2004 compared to $635,000 during the same period in 2003. Such change in other noninterest expenses is considered typical in the normal course of business.

Federal Income Tax Expense

2006. The provision for federal income tax increased $468,000, or 77.6%, to $1.1 million (30.8% of pretax income from continuing operations) for the twelve months ended December 31, 2006 compared to $0.6 million (23.7% of pretax income from continuing operations) for the same period in 2005. This increase is primarily related to the increased level of earnings in the current year. The increase is also related to a change in accounting estimate recognized in the fourth quarter of 2005, which is discussed in greater detail below.

2005. The provision for federal income tax associated with continuing operations declined $0.4 million, or 39.8%, to $0.6 million (23.7% of pretax income from continuing operations) for the twelve months ended December 31, 2005 compared to $1.0 million (31.7% of pretax income from continuing operations) for the same period in 2004. The reduction in federal income tax provision, as well as the lower percentage of tax provision to pretax income, is partially attributable to lower pretax income from continuing operations. In addition the Company recognized an expense reduction of $200,000 related to an excess accrual for federal income tax specifically related to final accounting for the sale of the Bank of Washtenaw in 2004. This excess accrual was determined by management after completion of the 2004 federal income tax return and detailed analysis of the 2004 and 2005 federal income tax liabilities, which was performed in the fourth quarter of 2005. Federal income tax expense was adjusted in the fourth quarter related to this change in accounting estimate.

Liquidity and Capital Resources
Liquidity is the ability to meet current and future financial obligations, including the ability to have funds available to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. The Company’s primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the FHLBI. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

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

The Company’s most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company’s operating, financing, lending and investing activities during any given period. At December 31, 2006, cash and short-term investments totaled $17.2 million and securities classified as available for sale totaled $17.8 million. However, available-for-sale securities with a market value of $13.4 million were pledged as collateral for Treasury Tax & Loan accounts and repurchase agreements and therefore were not available for liquidity needs. The amortized cost of the available-for-sale securities was more than the fair value at year end, primarily as the result of increasing interest rates, which resulted in an unrealized loss of $155,000 within the investment portfolio. This unrealized loss, however, is normal given interest rate changes and does not represent a permanent impairment of value to the investment portfolio. Management does not consider such an unrealized loss a material risk to the Company’s capital. Management does not believe the sale of any of the Company’s securities would materially affect the overall financial condition of the Company. Management believes it has sufficient liquidity and sources of funds to meet its obligations.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing activities consist primarily of activity in deposit accounts, overnight borrowings from our correspondent banks and FHLBI advances. The Bank experienced a net increase in total deposits of $25.1 million for the year ended December 31, 2006. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Bank and its local competitors and other factors. To help fund the increased loan demand, the Bank has increased its level of public funds CDs.

The Bank’s borrowing position decreased in 2006 to $25.2 million as of December 31, 2006 down from $39.6 million at December 31, 2005. As of December 31, 2006, the Bank had the ability to borrow a total of $15.1 million from the FHLBI based upon the amount of collateral pledged, of which $10.9 million was outstanding at that date. The Bank has contractual payments due on FHLBI advances totaling $9.0 million in 2007. In addition to the FHLBI, the Bank had available borrowings on a line-of-credit of $10.0 million from a correspondent bank, of which $6.6 million was outstanding at December 31, 2006. The Bank also had outstanding advances on repurchase agreements totaling $7.7 million at December 31, 2006, based on the collateral pledged. Additional advances could be obtained through repurchase agreements, provided additional collateral is pledged. Repurchase agreements are terminable upon demand.

Beginning in the first quarter of 2006, the Company became exempt from the Capital Guidelines, as the Board of Governors of the Federal Reserve System increased the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a Bank Holding Company may qualify for an exemption from the Capital Guidelines. Under the revised regulatory financial reporting requirements, the Company will only be required to file parent-only financial data on a semi-annual basis. This change only impacts the Company and the Bank will continue to file necessary regulatory reports.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors. Prompt corrective action provisions are not applicable for bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts, and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2006 the Bank was considered well-capitalized under the regulatory framework for prompt corrective action. The Bank’s actual capital amounts and ratios at December 31, 2006 and 2005 and the Company’s capital amounts and ratios at December 31, 2005 are presented in the following table (in millions):

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required to be Well-Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2006
Total capital (to risk weighted assets)
Bank of Lenawee	$32.7	12.5%	$20.9	>=8.0%	$26.1	>=10.0%
Tier 1 Capital (to risk weighted assets)
Bank of Lenawee	$29.9	11.4%	$10.5	>=4.0%	$15.7	>=6.0%
Tier 1 Capital (to average assets)
Bank of Lenawee	$29.9	10.4%	$11.5	>=4.0%	$14.4	>=5.0%

December 31, 2005
Total Capital (to risk weighted assets)
Consolidated	$37.3	15.2%	$19.6	>=8.0%	n/a	n/a
Bank of Lenawee	$33.3	13.7%	$19.4	>=8.0%	$24.3	>=10.0%
Tier 1 Capital (to risk weighted assets)
Consolidated	$34.7	14.1%	$9.8	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	12.6%	$9.7	>=4.0%	$14.5	>=6.0%
Tier 1 Capital (to average assets)
Consolidated	$34.7	12.4%	$11.2	>=4.0%	n/a	n/a
Bank of Lenawee	$30.6	10.7%	$11.5	>=4.0%	$14.3	>=5.0%

Contractual Obligations
The following table presents contractual obligations as of December 31, 2006 (000’s omitted):

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Time deposits	$116,443	$104,220	$8,265	$3,957	$1
Long-term debt obligations (FHLBI advances)	10,885	9,000	1,885	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations*	288	78	157	53	-
Purchase agreements	-	-	-	-	-

Total	$127,616	$113,298	$10,307	$4,010	$1

* Annual inflation adjustments to one of the operating lease obligations, based on changes in the Consumers Price Index, may take effect in sixth year of ten year lease, at the discretion of the lessor. Potential inflation adjustments are not estimated in this presentation.

Long-term obligations consist of time deposits (certificates of deposit) and advances from the FHLBI. The above schedule represents principal payments only and does not include interest (where applicable).

The Company has contractual payments due on time deposits and FHLBI advances totaling $104.2 million and $9.0 million, respectively, in 2007. The Company anticipates that a significant portion of maturing time deposits will be renewed and retained. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid. FHLBI advances may be renewed, and additional advances obtained, at prevailing market rates. At December 31, 2006 the Company had the ability to borrow an additional $4.2 million from the FHLBI based on the amount of collateral pledged. The availability to borrow from the FHLBI varies depending on the amount of collateral available for pledging.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents loan commitments by time period as of December 31, 2006 (000’s omitted):

	Amount of commitment expiration per period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Commitments to grant loans	$8,416	$8,416	$-	$-	$-
Unfunded commitments under lines of credit	57,989	42,680	-	-	15,309
Commercial and standby letters of credit	2,430	2,430	-	-	-

Total	$68,835	$53,526	$-	$-	$15,309

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates as of December 31, 2006 and 2005. The Company had no derivative financial instruments, or trading portfolio, as of those dates. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument’s contractual maturity date for expectations of prepayments. Expected maturity date values for non-maturity interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing.

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents principal/notional contractual maturities at December 31, 2006 (000’s omitted):

Principal Amount Maturing In:

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value

RATE-SENSITIVE ASSETS
Gross loans	$57,330	$8,070	$13,120	$14,987	$20,386	$132,236	$246,129	$244,383
Average interest rate	8.1%	7.2%	7.2%	7.0%	7.5%	7.2%
Debt & equity securities	$17,277	$-	$95	$986	$1,004	$1,149	$20,511	$20,511
Average interest rate	3.4%	0.0%	5.3%	3.8%	5.7%	5.9%
Other interest-earning assets	$-	$-	$-	$-	$-	$-	$-	$-
Average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing
demand deposits	$73,210	$-	$-	$-	$-	$-	$73,210	$73,210
Average interest rate	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%
Time deposits	$104,220	$6,240	$2,025	$3,498	$459	$1	$116,443	$115,832
Average interest rate	4.8%	3.7%	3.5%	4.8%	4.1%	4.0%
Other borrowings	$23,529	$1,657	$-	$-	$-	$-	$25,186	$25,142
Average interest rate	4.5%	2.9%	0.0%	0.0%	0.0%	0.0%

The following table presents principal/notional contractual maturities at December 31, 2005 (000’s omitted):

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

RATE-SENSITIVE ASSETS
Gross loans	$54,724	$10,302	$9,072	$11,275	$16,010	$136,215	$237,598	$235,553
Average interest rate	7.2%	7.1%	6.9%	6.5%	6.7%	6.7%
Debt & equity securities	$11,323	$14,527	$-	$176	$1,091	$1,715	$28,832	$28,832
Average interest rate	3.6%	3.1%	0.0%	5.4%	3.8%	5.2%
Other interest-earning assets	$-	$-	$-	$-	$-	$-	$-	$-
Average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing
demand deposits	$73,486	$-	$-	$-	$-	$-	$73,486	$73,661
Average interest rate	1.2%	0.0%	0.0%	0.0%	0.0%	0.0%
Time deposits	$67,191	$17,503	$3,817	$1,176	$2,222	$-	$91,909	$91,669
Average interest rate	3.4%	3.3%	3.3%	3.4%	4.8%	0.0%
Other borrowings	$31,679	$6,228	$1,657	$-	$-	$5,000	$44,564	$44,321
Average interest rate	4.2%	3.8%	2.9%	0.0%	0.0%	8.4%

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

The following table sets forth the range of high and low sales prices of the Company’s common stock during 2006, 2005, and 2004, based on information made available to the Company, as well as per share cash dividends declared during those periods. The prices shown below reflect inter-dealer prices and may not include retail markups, markdowns, or commissions. The Company is not necessarily aware of all trades of its common stock, therefore other transactions at prices outside the ranges listed below may have occurred:

	Sales Prices (1)		Cash
2006	High	Low	Dividends Declared (1)
First Quarter	$49.00	$43.50	$0.24
Second Quarter	$46.50	$44.75	$0.24
Third Quarter	$48.00	$45.50	$0.24
Fourth Quarter	$47.00	$43.25	$0.35

2005
First Quarter	$59.80	$55.00	$0.24
Second Quarter	$67.00	$53.00	$0.24
Third Quarter	$55.00	$50.00	$0.24
Fourth Quarter	$50.25	$46.15	$0.24

2004
First Quarter	$52.50	$48.25	$0.24
Second Quarter	$55.00	$51.30	$0.24
Third Quarter	$65.00	$52.75	$0.24
Fourth Quarter	$61.00	$57.50	$0.50

(1) All per share data has been adjusted to reflect stock splits and stock dividends including a stock dividend of 5% declared on December 19, 2003 and issued on January 30, 2004 to shareholders as of January 16, 2004.

Total authorized shares of the Company’s common stock are 3,000,000, of which 727,852 shares were issued and outstanding as of March 9, 2007. There were approximately 600 shareholders of record, including trusts and shares jointly owned, as of that date.

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

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

During the fourth quarter of 2006, the Company made the following repurchases of its common stock:

Period	(a) Total No. of Shares Purchased	(b) Average Price Paid per Share	(c) Total No. of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum No. (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

October 2006	0	N/A	N/A	N/A
November 2006	0	N/A	N/A	N/A
December 2006	5,329	$47.00	5,329	0

PAVILION BANCORP, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

SHAREHOLDER RETURN PERFORMANCE GRAPH

        Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Corporation’s common stock with that of the cumulative total return on the HEMSCOTTGroup Index and the NASDAQ Stock Market Index for the five-year period ended December 31, 2006. The HEMSCOTTGroup Index is an index composed of 114 banks and bank holding companies located in the Midwest and published by HEMSCOTT, Inc. The following information is based on an investment of $100, on December 31, 2001, in the Corporation’s common stock, the HEMSCOTTGroup Index, and the NASDAQ Stock Market Index, with dividends reinvested. There has been only limited trading in the Corporation’s common stock and the Corporation’s common stock does not trade on any stock exchange or on the NASDAQ market. Accordingly, the returns reflected in the following graph and table are based on sale prices of the Corporation’s stock of which management is aware. There may have been sales at higher or lower prices of which management is not aware.

	2001	2002	2003	2004	2005	2006

Pavilion Bancorp	100.00	88.08	95.08	116.80	99.88	90.12
Regional-Midwest Banks	100.00	95.70	123.04	131.19	125.96	146.02
NASDAQ Market Index	100.00	69.75	104.88	113.70	116.19	128.12

Source: HEMSCOTT, Inc., Richmond, Virginia